192

06017276

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Novolipetsk Steel

*CURRENT ADDRESS 2 pl. Metallurgov, Lipetsk
398040 Russia

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 04 2006
THOMSON
FINANCIAL

FILE NO. 82- 35021

FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☐ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: EBS

DAT : 10/4/06

NLMK

# ANNUAL REPORT 2005

# NOVOLIPETSK STEEL

## CONTENTS OF THE ANNUAL REPORT


Chairman's statement ..... 3
Objectives and strategy ..... 6
Company profile ..... 7
2005 Major developments ..... 10
Main results of 2005 ..... 13
Company's activities ..... 14
- Steel segment ..... 15
  - Segment's profile ..... 15
  - Production ..... 15
  - Overview of steel markets ..... 21
  - Sales of steel products ..... 25
  - Raw materials and supplies ..... 29
  - Financial results ..... 31
- Mining segment ..... 35
  - Segment's profile ..... 35
  - Production and reserves ..... 35
  - Financial results ..... 39
- Other activities ..... 43
  - Description ..... 43
  - Financial results ..... 45

Consolidated financial results ..... 46
- Financial results ..... 47
- Ratings ..... 55
- Risk management ..... 57
- Value-based management ..... 61

Technical upgrade and development ..... 63
Corporate social responsibility ..... 67
Corporate governance ..... 74
- Principles of corporate governance ..... 75
- Management bodies of NLMK ..... 76
- Management structure ..... 80

Share capital ..... 84
- Share capital ..... 85
- Share price information ..... 85
- Dividends ..... 87

Suggested profit allocation ..... 89
NLMK's US GAAP consolidated financial statements ..... 90
Major results for five years ..... 143

# CHAIRMAN'S STATEMENT



Dear shareholders,

I am delighted to present NLMK's strong financial results and strategic developments for the year ended 31 December, 2005. This has been an outstanding year for our company. Last year, the main objectives were to bring the company to the international stock market, achieve further vertical integration through M&A activities to deliver substantial synergy benefits, and successfully accomplish the first phase of the technical upgrading program. I believe that NLMK's outstanding share price performance since the commencement of trading on the London Stock Exchange on 15 December, 2005, is a strong endorsement of our corporate strategy.

Our successful listing on the LSE raised NLMK's international profile and increased the company's global liquidity. According to analysts' reports, NLMK is now the most liquid steel stock in Russia.

Despite the fact that the market environment significantly deteriorated in the second half of the year, the company maintained a high level of revenues. In 2005, NLMK's revenues amounted to USD 4,468.7 million, remaining almost at the record level attained in 2004. The slight decrease in operating income from 2004 is primarily a result of the reduction of steel output caused by scheduled maintenance activities. However, it is particularly pleasing to note that in this challenging pricing and cost environment, we were able to produce a 47% EBITDA margin. This result enables NLMK to maintain its position as the world's most profitable steel company.

NLMK's continued strong cash generation, with net income at USD 1,385 million for 2005, allows us to fund an ongoing technical upgrading program. We have already spent USD 1.26 billion on the first phase of the program, covering the period from 2000 to 2005, that allowed NLMK to achieve the current level of technical and financial efficiency The second phase of the technical upgrading program, scheduled for the period from 2006 to 2010, will help us to strengthen our position as a leading steel producer. We are planning to expand rolling capacity to over 6 million tonnes by 2010, focusing on the production of high value-added products.

The strong cash flows from our operations give NLMK the capacity to finance its production costs, capital expenditures and M&A activities, in full, from existing cash funds. The company has excess cash and the Board has decided that a large portion of it will now be returned to shareholders. NLMK's Board is proposing to amend the dividend policy so that it now provides for minimum dividend payments of 20% of US GAAP net income (previously 15% of US GAAP net income) and to target an average dividend payment during a five-year period of 30% of US GAAP net income. In addition, starting in 2006, the Board will recommend using the proceeds from divesting non-core businesses for special dividend payments. The dividends for 2005 include approximately USD 300 million of net proceeds from the divestment of a minority stake in Lebedinsky GOK.

In regard to the main components of corporate strategy, we continued to focus on strengthening vertical integration as the company's key competitive advantage. As a result of further consolidation of iron ore assets, NLMK has now achieved 100% self-sufficiency in iron ore, and used strategic acquisition opportunities in the coal-mining sector to purchase a license for the Zhernovskoe-1 coal deposits in Western Siberia. Along with the recent acquisitions of coking coal and coke facilities, Altai-koks and Prokopievskugol, that were completed recently, this will allow us to achieve 100% self-sufficiency in coking coal by 2009.

The second pillar of the vertical integration strategy is purchasing high-quality rolling capacities in our strategic markets. In 2005, NLMK participated in the privatization auction for the stake in Erdemir to extend the company's access to this prospective market. However, the auction price escalated to levels beyond adequate value creation opportunities. I would like to confirm, once again, that we continue to look selectively at value enhancing M&A opportunities. The acquisition of DanSteel A/S at the beginning of 2006 demonstrates that NLMK's fundamental approach is based on introducing value-added products as opposed to simply increasing capacity.

We continue to ensure constant enhancement of our corporate governance practices. In 2005 we elected four independent Board members who took active part in implementing the principles of our new Corporate Governance Code. We also endeavour to ensure timely and precise disclosure of information and to provide maximum transparency of our financial and business operations.

The outlook for the global economy is positive. The core markets demonstrate stable growth and a strong underlying demand for NLMK's products. We anticipate that prices and demand will continue at or near current levels throughout 2006, allowing NLMK to produce strong operating profit and margins.

In conclusion, I want to thank all our employees, Board members and management team who contributed to NLMK's success story in 2005. Your dedication, experience, and industry knowledge are NLMK's most valuable assets.

*Sincerely yours,*

Vladimir Lisin

# OBJECTIVES AND STRATEGY

## Our vision

Novolipetsk Steel (NLMK) is a leader in the global steel industry, with the highest profitability margins, supplying a wide range of high quality products to both domestic and foreign markets.

## Our mission

Our mission is to create value for our shareholders by producing high quality products that meet customers' requirements.

## Our strategic objectives

- ensure growth of the Company's value and its attractiveness to investors by pursuing strategic acquisition opportunities that will help the Company to achieve further vertical integration;
- continuously improve technological and management processes and introduce modern equipment to strengthen our position as a low-cost and highly profitable steel company;
- consistently implement the Technical Upgrading Program to further improve the quality of our products and increase production levels of high value-added products portfolio;
- strengthen our competitive advantages on core markets and develop potential new markets for the Company's steel products through efficient sales policies aimed at monitoring the requirements and feedback of the Company's customers;
- further focus on both social responsibility of the Company and efficiency of its remuneration system to ensure sustainable growth of employees' living standards and their social welfare. Attract and retain the most talented professionals;
- ensure the Company's compliance with European environmental standards, implement innovative technologies and prevent pollution of the environment;
- maintain firm commitment to the best practices in corporate governance.

# COMPANY PROFILE

**Novolipetsk Steel (NLMK) is one of the largest steel-making companies in the world, and the fourth-largest steel producer in Russia.**

Novolipetsk Steel (NLMK) is a vertically integrated group of companies, with control over many of its raw materials suppliers being, to a considerable extent, self-sufficient in electricity.

## The NLMK Group consists of:

- **Steel Segment** including Parent Company OJSC NLMK and service providers (LLC Trade House NLMK and LLC Independent Transport Company), involved in supporting metals production and sales of products and services. Also, in January 2006 NLMK acquired 100% of shares in DanSteel A/S (Danish steel manufacturer);
- **Mining Segment** comprising OJSC Stoilensky GOK, OJSC Dolomite, OJSC Stagdok (producers of metallurgical raw materials for the Parent Company), as well as OJSC Combinat KMAruda that joined the Group at the beginning of 2006 (previously, OJSC Combinat KMAruda was a member of the NLMK Group from 2000 through 1st quarter 2005). In addition, in the beginning of 2006 NLMK reached an agreement to buy an interest in OJSC Altai-koks and Prokopievskugol group of coal companies;
- **Other Companies** including OJSC Tuapse Commercial Sea Port (TMTP), Russia's fifth-largest sea port located on the Black Sea; OJSC Bank for Social Development and Construction Lipetskcombank; LLC Lipetsk Insurance Company Chance; LLC Lipetsk Municipal Energy Company (LMEC) supplying electricity to households, and other companies.

The Company produces flat products in a variety of grades and sizes. NLMK produces about 13% of the overall Russian crude steel output, 20% of flat rolled steel and 53% of pre-painted rolled products. The Company is the largest producer of cold-rolled steel in Russia and one of the largest producers of electrical steels in Europe.

NLMK is Russia's third-largest producer of iron ore. In 2005, the mining companies of NLMK Group produced approximately 13% of Russia's iron ore, a substantial part of which was consumed within the Group.

The Company's products are in steady demand on both domestic and foreign markets. The Company generated 58% of its sales revenue from export markets. At present, NLMK's core export markets are Asia and Australasia, the EU and the Middle East, including Turkey.

NLMK is globally recognized as a producer of high quality products. The Company's traditional partners value stability, and so they have confidence in NLMK. New customers are attracted by the reliability and high quality of NLMK's products.

The Company is recognized as Russia's leader in the implementation of advanced technologies. As part of its Technical Upgrading Programme and further

### NLMK's share in steel industry production in 2005


NLMK – 13%
Severstal – 16%
MMK – 17%
Evrazholding – 21%
Others – 33%

***Source:*** *Federal State Statistic Service, Chermet*

### NLMK's share in industry production of flat-rolled products in 2005


NLMK – 20%
Severstal – 31%
MMK – 37%
Evrazholding – 2%
Others – 10%

***Source:*** *Federal State Statistic Service, Chermet*

### NLMK's share in industry production of merchantable iron ore in 2005*


NLMK – 13%
Lebedinsky GOK – 21%
Mikhailovsky GOK – 17%
Karelsky Okatysh – 9%
Kachkanarsky GOK – 9%
Others – 31%

** – inc. OJSC Combinat KMAruda which is an associate from 2nd quarter 2005 onward*

***Source:*** *OJSC Rudprom*

development to raise the quality and competitiveness of our products while cutting production costs, NLMK has considerably improved both its technological standards and equipment.

NLMK's high level of vertical integration enables it to control production costs throughout its production chain, which guarantees its leadership in terms of profitability among major global steel producers.

Our strong financial position is confirmed by the highest credit ratings among Russia's steel companies. In 2005, Standard & Poor's and Moody's assigned to NLMK BB and Ba2 ratings, respectively.

# 2005 MAJOR DEVELOPMENTS

## January

On January 14, ordinary shares of Novolipetsk Steel (NLMK) were included in the Quotation List B of the List of Securities traded on the RTS Stock Exchange thus enhancing the Company's attractiveness to investors.

## February

Based on the results of their audit, Swedish experts acknowledged NLMK's Quality and Environmental Management Systems' compliance with the stringent international requirements and standards of the EU. In accordance with the Volvo valuation methodology applied to suppliers, NLMK ranked category A – the top category of suppliers.

## March

NLMK embarked on introducing a new incentives system aimed at motivating highly skilled professionals and attracting young people to the Company.

As regards NLMK's coke and by-product process, we shut down coke battery No.2 for renovation. Upgrading is designed to ensure its reliable and accident-free operation, increase its effective annual output to 460 thousand tonnes and bring a three-fold reduction of industrial load on the environment.

## April

NLMK was the first Russian company to launch the production of steel products with new types of polymer coating (polyurethane and polyvinylidene fluoride-coated rolled products).

## May

NLMK's Annual General Meeting of Shareholders was held. The AGM approved the 2004 Annual Report of the Company, statutory financial (accounting) reports, profit and loss statements and profit allocation.

Based on the 2004 results, the AGM voted to pay dividends on issued ordinary shares in the amount of RUR 1.8 per share.

NLMK won a tender for the development of the Zhernovsky-1 site at the Zhernovsky Black Coal Field (Kemerovo Region, Russia). The deposit will provide approximately 50% of coking coal requirements of the Company by 2009.

## June

NLMK produced its 1,000,000th tonne of pre-painted rolled products widely used to manufacture engineering structures, components for buildings' facades, wall panels, roof coating as well as faceplates of household appliances.

## July

NLMK proved its Quality Management System complies with the requirements of ISO 9001:2000. We passed a re-certification audit of the Quality Management System applied to hot-rolled production to confirm its compliance with EU standards and requirements (Directive 97/23/EG).

The Company ran a presentation of its environment protection program to 2010. Implementation of the program scheduled for 2006-2010 will enable the Company to reduce its total and per unit emissions by 35% and 40%, respectively, compared with 2000 figures.

The Company successfully passed the first supervisory audit of the Quality Management System to confirm its compliance with the requirements of ISO/TS 16949–2002 (Quality Management Systems. Specific Requirements for Application of ISO 9001:2000 to Automotive Industry and Spare Parts Suppliers).

## August

NLMK started implementing a set of activities (through 2010) aimed at technical upgrading of grain-oriented steel production facilities. Introducing additional capacity will enable the Company to increase the output of rolled products by 20% and produce up to 12 thousand tonnes of this type of products per month.

After the overhaul and upgrading, NLMK put into operation its second-largest blast furnace No.5 (with an annual capacity of over 2.7 m tonnes of pig iron ). That will improve quality of our products and make the blast furnace one of the most environmentally friendly in Europe.

## September

NLMK passed a re-certification audit of the Environmental Management System to confirm its compliance with ISO 14001 (2004 version).

NLMK's Extraordinary General Meeting of Shareholders was held. It was approved to pay dividends for the 6 months of 2005 in the amount of RUR 1.0 per ordinary share.

## October

NLMK became a member of the International Iron and Steel Institute (IISI). IISI is the world's largest non-profit association of steel companies which in aggregate account for 75% of global steel production.

NLMK's Board of Directors adopted a Regulation on OJSC NLMK's Information Policy. This document was developed in accordance with Russian legislation and with due regard to the listing requirements set out by both Russian and international stock exchanges, the Corporate Governance Code as well as internal documents of NLMK.

## November

We ran a presentation of OJSC NLMK's share placement ahead of the IPO on the LSE (7% of share capital).

NLMK's continuous hot-dip galvanizing line No.3 produced its first tonnes of products; the line's annual production capacity is 340 thousand tonnes of galvanized rolled products.

NLMK completed the revamping of coke battery No.1 with an annual capacity of up to 460 thousand tonnes of coke. After the renovation is completed, the battery's impact on the environment is to be reduced by three times.

## December

On December 15, NLMK's GDSs were listed on the LSE. The offer price was set at USD 14.5 per one GDS, each GDS represents 10 ordinary shares. The total capital raised during the listing was USD 609m.

The Company won an All-Russia Competition «Environment Protection Leader» organized by the Social Development and Environment Protection Department of the Russian Government.

OJSC Stoilensky GOK put into operation an additional unit for ore concentration which enables the Company to raise the output of ore concentrate or, if the need arises, to raise iron content in the commodity output while maintaining existing levels of production.

NLMK passed a re-certification audit to confirm that slabs produced by the Company comply with the requirements of Germanischer Lloyd Rules.

On December 29, OJSC NLMK reached an agreement to sell a 12% interest (2,336,867 ordinary shares) in OJSC Lebedinsky GOK to CJSC OEMK-Invest for USD 400m. Also, NLMK reached an agreement to buy a 25% interest in OJSC Combinat KMAruda from certain companies affiliated with shareholders of OJSC Lebedinsky GOK, which enabled NLMK to consolidate its controlling interest (58%).

# MAIN RESULTS OF 2005

## External factors

| |
|---|
| Unstable global steel market conditions |
| Imbalance of production and consumption in global steel market |
| Development of domestic steel market |
| Growth of prices for raw materials and energy |
| Significant strengthening of Russian ruble to US Dollar |

## Internal factors

| |
|---|
| Successful measures aimed at facilities development |
| Fulfillment of large major repairs of technological equipment |
| Strengthening of operating and geographical diversification |
| Improvement of products quality |
| Improvement of Company's Management System |
| Effective control over production cost |

| |
|---|
| Increase of customer's confidence in the Company's products |
| Decrease of negative impact on environment |
| The Company kept leading positions among its competitors upon profit and financial efficiency |
| Significant growth of capitalization and investment attractiveness of NLMK |
| High assessments of credit capacity by largest world credit agencies |

### Key performance indicators in 2004-2005

| | 2005 | 2004 | Change | |
|---|---|---|---|---|
| | | | +, - | % |
| | | | | *(thousand tonnes)* |
| Steel | 8,468 | 9,123 | (655) | (7.2%) |
| Finished steel | 7,979 | 8,576 | (597) | (7.0%) |
| flat products | 4,776 | 4,813 | (37) | (0.8%) |
| slabs | 3,203 | 3,763 | (560) | (14.9%) |
| Iron-ore concentrate* | 12,782 | 12,661 | 121 | 1.0% |
| | | | | *(USD m)* |
| Sales revenue | 4,469 | 4,539 | (70) | (1.5%) |
| Gross profit | 2,067 | 2,406 | (339) | (14.1%) |
| as a % of sales | 46% | 53% | – | – |
| Income before tax and minority interest | 1,906 | 2,364 | (458) | (19.4%) |
| as a % of sales | 43% | 52% | – | – |
| Net income | 1,385 | 1,773 | (387) | (21.8%) |
| as a % of sales | 31% | 39% | – | – |
| EBITDA | 2,094 | 2,563 | (469) | (18.3%) |
| | | | | *(USD m)* |
| Total assets | 6,051 | 5,166 | 885 | 17.1% |
| return on assets | 25% | 43% | – | – |
| Equity | 5,054 | 4,220 | 834 | 19.8% |
| return on equity | 30% | 52% | – | – |
| | | | | *(people)* |
| Total employees | 52,461 | 52,546 | (85) | (0.2%) |
| OJSC NLMK employees | 38,798 | 39,433 | (635) | (1.6%) |

**Including performance indicators of OJSC Combinat KMAruda which is an associate from 2nd quarter 2005 onward*



# COMPANY'S ACTIVITIES NOVOLIPETSK STEEL

# STEEL SEGMENT

## SEGMENT'S PROFILE

The Group's steel segment is represented by the Parent Company OJSC NLMK and service providers (LLC Trade House NLMK and LLC Independent Transport Company) involved in supporting steel production and sales of products and services.

The steel segment's products are in steady demand on both domestic and foreign markets. Accounting for 13% of Russia's steel production, NLMK is the fourth-largest steel producer in Russia and one of the largest steel-making companies in the world.

The Company is the largest producer of cold-rolled steel in Russia and one of the largest producers of electrical steels in Europe.

## PRODUCTION

### Description of production capacity

NLMK is an integrated steel company. Our integrated steel making facility occupies approximately 27 square kilometres. The facility comprises:

- a sinter plant (annual production capacity at 01.01.2005 was 13.60m tonnes);
- a coke plant (annual capacity – 4.31m tonnes);
- a blast-furnace plant (annual capacity – 8.71m tonnes);
- a steelmaking plant (annual capacity – 9.16m tonnes);
- a hot rolling plant (annual capacity – 5.30m tonnes);
- a cold rolling plant (annual capacity – 2.25m tonnes);
- a grain-oriented steel plant (annual capacity – 140 thousand tonnes);
- a non-grain-oriented steel plant (annual capacity – 670 thousand tonnes of both carbon and non-grain-oriented steel).

## Operations flowchart



COAL CONCENTRATE
4 785
PELLETS
PURCHASED COKE
407
FLUX
2 052
COKE PLANT
3 251
DRY COKE
BLAST
FURNANCE PLANT
SHOP-1 SHOP-2
11 613
SINTER
SINTER PLANT
HOT METAL
3 148
4 315
SHOP-1
STEELMAKING PLANT
SHOP-2
to Shop-1
883
to Shop-2
1 249
SCRAP
2 132
3 508
SLABS
4 923
HOT ROLLING PLANT
GRAIN-ORIENTED STEEL PLANT
COLD ROLLING AND COATING PLANT
NON-GRAIN-ORIENTED STEEL PLANT


| SALES 2005 | THOUSAND TPY |
|---|---|
| COLD ROLLED GRAIN-ORIENTED STEEL | 132 |
| COLD ROLLED, INCLUDING GALVANIZED AND NON-GRAIN-ORIENTED STEEL | 606 |
| COLD ROLLED, GALVANIZED, COLOR-COATED AND HOT ROLLED PICKLED STEEL | 2 145 |
| HOT ROLLED AND HOT ROLLED PICKLED STEEL | 1 890 |
| SLABS FOR SALE | 3 203 |
| PIG IRON FOR SALE | 399 |

## Production activities' results

Currently, NLMK steel segment's product mix includes the following items: conversion pig iron; semi-finished steel products (slabs); hot-rolled, cold-rolled and galvanized products; pre-painted steel; electrical non-grain / grain-oriented rolled products and tubes. Flat products are manufactured from low-carbon, carbon and low-alloy steel of varying composition, different drawing categories and strength.

Steel products are manufactured in accordance with basic national and international standards: ASTM, EN, DIN, JIS, BS, API, and SAE.

**OUTPUT OF MAIN PRODUCTS IN 2004-2005**

| *(thousand tonnes)* | 2005 | 2004 | Change | |
|---|---|---|---|---|
| | | | + , - | % |
| Sinter | 12,931 | 13,834 | (903) | (6.5%) |
| Coke with 6% moisture | 3,836 | 4,403 | (567) | (12.9%) |
| Pig iron | 7,886 | 8,994 | (1,109) | (12.3%) |
| Steel | 8,468 | 9,123 | (655) | (7,2%) |
| Finished steel products | 7,979 | 8,576 | (597) | (7.0%) |
| □ slabs for sale | 3,203 | 3,763 | (560) | (14.9%) |
| □ rolled steel products, including: | 4,776 | 4,813 | (37) | (0.8%) |
| hot-rolled products | 2,030 | 1,972 | 58 | 2.9% |
| cold-rolled products, including: | 2,746 | 2,841 | (95) | (3.3%) |
| □ coated steel | 532 | 528 | 4 | 0.7% |
| *galvanized steel* | 267 | 294 | (27) | (9.3%) |
| *pre-painted steel* | 265 | 235 | 31 | 13.1% |
| □ electrical steel | 472 | 514 | (42) | (8.2%) |
| *non-grain-oriented rolled products* | 339 | 395 | (55) | (14.0%) |
| *grain-oriented rolled products* | 133 | 119 | 13 | 11.0% |

## Production of steel and flat products in 2001-2005


m tonnes
2001
4.6
7.9
2002
4.8
8.6
2003
4.9
8.9
2004
4.8
9.1
2005
4.8
8.5
Flat products
Steel

## Structure of flat products production in 2005


Hot-rolled products – **42.5%**
Cold-rolled products – **36.4%**
Pre-painted rolled products – **5.6%**
Galvanized rolled products – **5.6%**
Electrical non-grain-oriented rolled products – **7.1%**
Electrical grain-oriented rolled products –**2.8%**

The year 2005 was characterized by an unstable environment on the steel markets. To enhance our production and financial potential in future periods, we planned to perform a series of major overhauls in 2005, which in certain instances required suspending the operation of basic production units which had an effect on the performance indicators of the steel segment.

The sinter and coke production program was followed through in accordance with the demands of the blast-furnace process.

The greater portion of the reduction in pig iron production was attributable to commercial pig iron. Steel production fell by 7.2%.

In 2005, the Company's output of finished steel was 8.0m tonnes, which is 7.0% less than in 2004. Also, certain changes occurred in the steel product portfolio: the proportion of high value-added products rose from 64% in 2004 to 69% in 2005. Over the same period, production of slabs for sale went down by 14.9% (to 3.2m tonnes). The year 2005 demonstrated a slight decrease in flat steel products output – by 0.8% year on year (down to 4.8m tonnes).

Aggregate output of coated steel in 2005 reached 532 thousand tonnes, which is a 0.7% increase year on year. Also, the production structure underwent some changes: the output of polymer-coated steel products went up 13.1% compared with 2004, while the production of galvanized steel products fell by 9.3%.

Overall production of electrical steel products in 2005 fell by 8.2% compared with 2004. However, as a result of a greater number of orders, the output of grain-oriented steel exceeded last year's level by 11.0%.

## Management systems and products certification

To be able to function effectively in a market economy, the Company must win consumer confidence.

NLMK's high technological and organizational level of production and quality of products have been certified many times by respected certification bodies, both Russian and foreign:

- TÜV CERT (Germany);
- U.K. Lloyd's Register of Shipping (United Kingdom);
- Det Norske Veritas (Norway);
- Bureau Veritas (France);
- Germanischer Lloyd;
- American Bureau of Shipping (ABS);
- Italian Register of Shipping (RINA);
- Russian Maritime Register of Shipping;
- Federal Scientific & Technical Centre of Certification in Construction of the Russian Federation State Architecture and Construction Committee.

NLMK's quality management activities comply with ISO 9000 standards.

In May-June 2005, the Company successfully passed the second supervisory audit of the Quality Management System to confirm its compliance with the requirements of ISO 9001 (revised in 2000). Areas covered by the certificate: «production of pig iron for sale, merchant slabs, hot-rolled and cold-rolled products made of carbon and low-alloy steel in coils, sheets, including galvanized and polymer-coated steels and electrical grain-oriented and non-grain-oriented steels in coils and sheets».

In 2005, the Company successfully passed its first supervisory audit to confirm its compliance with the requirements of ISO/TS 16949:2002 Quality Management System. Specific Requirements for Application of ISO 9001:2000 to Automotive Industry and Spare Parts Suppliers. Areas covered by the certificate: production of hot-rolled and cold-rolled products made of carbon and low-alloy steel in coils, sheets, including galvanized steel for the automotive industry (with product development).

NLMK is committed to protecting the environment. The Company's Environmental Management System meets the requirements of ISO 14001:2004.

Between September 5 and 9, TÜV CERT (Germany) performed a full-fledged re-certification audit of OJSC NLMK Environmental Management System for ISO 14001:2004 compliance.

Based on the results of their audit held in February 2005, Swedish auditors from Volvo acknowledged the full compliance of NLMK's quality and Environmental Management Systems with the relevant international standards and European market requirements and gave the Company the highest credibility rating for Volvo suppliers – category A.

In May 2005, the Federal Scientific and Technical Centre for Certification in Construction of the Russian Federation State Architecture and Construction Committee confirmed, based on their regular supervisory audit, that the following products of NLMK are suitable to be applied in construction in Russia:

- cold-rolled and hot-dip galvanized pre-painted sheets with polymer coatings;
- steel roll-formed sections with trapezoidal banding shape made of cold rolled flats.

Between May 30 and June 3, TÜV CERT (Germany) performed a re-certification audit of NLMK's Quality Management System for the production of hot-rolled products made of DIN 17100 and DIN EN 10025 steel grades. Based on the recertification audit results, the Company obtained a new certificate of conformity of its hot-rolled steel production with the requirements of the EU Directive 97/23/EG and German technical rules AD 2000 W Merkblat WO/TDR 100.

Based on the results of their supervisory audit in August 2005, the Russian Maritime Registry of Shipping acknowledged the validity of NLMK's certificate as a producer of hot-rolled products for the shipbuilding industry.

In December 2005, based on the results of a re-certification audit, NLMK was granted a new certificate confirming that its slab production for shipbuilding complies with Germanischer Lloyd's Rules.

# OVERVIEW OF STEEL MARKETS

## Global steel market

The global steel industry saw high volatility in 2005. The adverse situation in the global market of flat products in 2005 resulted in a decline of crude steel production in quite a few regions of the world.

In 2005, China had a significant influence on the global steel market. Over recent years, China has been a major factor of changes in steel prices.

Based on the 2005 results, the global production of crude steel increased to 1,129m tonnes, while the growth rate of crude steel production fell to 6.8% from 9.0% in 2004.

**Major steel producers** *(m tonnes)*

| Ranking | Country | Production |
|---|---|---|
| 1 | China | 349.4 |
| 2 | Japan | 112.5 |
| 3 | USA | 93.3 |
| 4 | Russia | 66.2 |
| 5 | South Korea | 47.8 |
| 6 | Germany | 44.5 |
| 7 | Ukraine | 38.6 |
| 8 | India | 38.1 |
| 9 | Brasil | 31.6 |
| 10 | Italy | 29.1 |

*Source: International Iron and Steel Institute*

The growth in production was mainly attributable to a greater steel output in China (+24.6%), which retained its leading position in 2005. China accounted for 31% of global steel production in the reporting year. The 2005 top five also include Japan, USA, Russia and South Korea.

A considerable decline in production in the reporting year occurred in the 25-member European Union (EU) and North America. The negative trend was also observed in South America and the CIS.

As mentioned above, 2005 was a year of increased instability: the stable prices at the beginning of the year gave way to a drastic decline throughout the second quarter; then the prices rose during the third quarter to be followed by a new fall at the end of the year.

The stable condition of the global market during the first quarter of 2005 was attributable to high activity on the Chinese market. Despite a contraction in business conditions in the European and American markets, prices of rolled products during that period remained high.

In January through March 2005, supplies to those regions were less attractive for exporters. Starting from April 2005, the situation changed dramatically: a downturn in the global market became ubiquitous. In September, due to a higher

## Global steel production in 2001-2005


m tonnes
2001
850
2002
904
2003
969
2004
1,057
2005
1,129

*Source: International Iron and Steel Institute*

## Global steel production in 2005 by region


Asia – 51.7%
EU-25 – 16.5%
Other European countries – 2.9%
North America – 11.2%
South America – 4.0%
Middle East – 1.3%
CIS – 10.0%
Africa – 1.6%
Australasia – 0.8%

*Source: International Iron and Steel Institute*

## Movements in prices of CIS exporters in 2001-2005 (FOB)


USD/tonne
800
700
600
500
400
300
200
100
0
Galvanized rolled products
Cold-rolled products
Hot-rolled products
Slabs
2001
2002
2003
2004
2005
2006

*Source: Metal Bulletin, CSM*

demand for and lower supply of steel products, the world market stabilized; by the end of the year average price levels demonstrated a slight growth compared with September. In November and December, adverse effects on prices were only caused by seasonality.

For the whole year 2005, the drop in prices for basic types of flat-rolled products on the major regional markets of the world was in the range of 8% to 35% (depending on the region and product type).

## Domestic steel market

The unstable environment on the global steel market affected the Russian steel industry. Production growth rates of Russia's steel-making companies slowed.

In 2005, Russia's production indicators were as follows: pig iron – 48m tonnes (-3.8% year on year); steel – 66m tonnes (+0.9%); finished steel – 55m tonnes (+1.6%).

In 2005, the proportion of flat products in the finished steel structure increased from 43% to 44%.

The growth in flat products manufacturing was 4%. Total production of rolled products was 23.9m tonnes, including:

- hot-rolled products – 16.2m tonnes (+8.0% year on year);
- uncoated cold-rolled products – 5.4m tonnes (-6.1%);
- coated cold-rolled products – 2.3m tonnes (+6.0%).

The fall in global prices resulted in a greater focus on the domestic market. In 2005, the domestic market accounted for over half of Russian-produced flat products (54.0%); supplies to the domestic market increased by 1m tonnes year on year to reach 13m tonnes.

In 2005 imports of all types of finished steel rose to over 2m tonnes (26.0% higher than the 2004 level), including:

- hot-rolled products – 0.2m tonnes;
- uncoated cold-rolled products – 0.2m tonnes;
- coated cold-rolled products – 0.2m tonnes.

In the context of both higher levels of domestic supplies and greater imports, consumption of flat products rose to 15m tonnes (9.5% year on year). Consumption of coated cold-rolled products grew to 18.0%.

The adverse conditions on the global market caused a price fall on the domestic market. Negative trends on the secondary market of rolled steel entailed a 3% decline in prices of hot-rolled and cold-rolled products at the end of the year. But by the year end the price of galvanized rolled products rose by 3%.

Even though a new trend was in the making (i.e., global prices having a stronger impact on the domestic prices), the range of domestic price fluctuations was less than that of the export price.

## Production of steel and flat-rolled products in Russia in 2001-2005


m tonnes
2001
19.3
2002
20.9
2003
22.7
2004
23.0
2005
23.9
Steel
Flat-rolled products

*Source: Federal State Statistic Service*

## Price movements on the domestic market in 2002-2005


RUR/tonne
Galvanized rolled products
Cold-rolled products
Hot-rolled products
30,000
25,000
20,000
15,000
10,000
5,000
0
2002
2003
2004
2005

*Source: Chermet*

## Sales by region


RUSSIA
NORTH AMERICA
EUROPE
31%
CIS
3%
4%
21%
SOUTH-EAST ASIA
AFRICA
1%
MIDDLE EAST
AUSTRALIA
SOUTH AMERICA

# SALES OF STEEL PRODUCTS

In 2005, total sales of NLMK's steel products went down to 8.2m tonnes, 14% less than in 2004.

Due to the unstable environment on the global steel market, the proportion of NLMK's domestic sales went up. The proportion of exports (70.5%) decreased by 3 percentage points year on year.

## Export sales

In 2005, export of steel products decreased by 17.7% against 2004.

The export sales structure showed a significant decrease in the share of pig iron (by 7 p.p.) and an increase in the share of hot-rolled and cold-rolled products (by 5 p.p.).

Export of slabs dropped 14.9% against those in 2004. In 2005, low-alloyed slabs were shipped primarily to DanSteel A/S (Denmark).

The reorientation of steel sales towards the domestic market caused some decrease in export sales of hot-rolled, cold-rolled and coated rolled products.

In 2005, the structure of electrical steel sales to foreign consumers changed. Non-grain-oriented steel sales decreased by 19.4% and grain-oriented steel shipments increased by 9.2% on 2004. In total, export of electrical steel dropped by 12.7% against 2004 figures.

NLMK's regional structure of steel sales experienced the following significant changes in 2005: sales to Asian countries increased by 9 percentage points, while sales to North America and EU countries decreased by 7 p.p. and 2 p.p., respectively.

In 2005, NLMK traded hot-rolled products with the EU under separate quotas.

Based on the 2005 operating results, exports to non-EU European countries accounted for 17.9% of all NLMK's exported steel products and 98.9% of this volume was sold to Turkey, the largest consumer in this region.

In the reporting period, the Company shipped hot-rolled products to the USA under the quotas imposed in accordance with the Agreement Suspending the Antidumping Investigation of Certain Cut-to-Length Carbon Steel Plate from the Russian Federation, while semi-finished goods were sold to the United States free of any restrictions.

## Sales of steel products in 2001-2005


m tonnes
2001
2.1
5.7
2002
2.3
6.3
2003
2.5
6.6
2004
2.4
7.1
2005
2.4
5.8
Domestic sales
Export sales

## Export sales by product in 2005


Pre-painted steel – 0.8%
Galvanized rolled products – 0.4%
Pig Iron – 5.7%
Slabs – 55.3%
Cold-rolled products – 14.3%
Hot-rolled products – 17.1%
Electrical steel – 6.4%

***Note:*** *the structure is based on physical units of measurement*

## Export sales of steel products by region in 2005


North America – 14.8%
Asia – 29.3%
Middle East – 6.1%
Non-EU Europe – 17.9%
CIS – 4.7%
EU – 26.3%
Africa – 0.9%

***Note:*** *the structure is based on physical units of measurement*

## Domestic sales

In 2005, NLMK's domestic sales remained at previous years' levels (2.4m tonnes). Sales of finished rolled products were on the rise: sales of pre-painted rolled products increased by 21% and sales of grain-oriented steel rose by 12%. Hot-rolled products sales increased by 10%. However pig iron sales dropped almost three times.

The change in the domestic steel sales affected the structure of sales by industry. Sales to machine-building (10%) and automotive producers (12%) made up a large part of total shipments. However, a major part of products was sold to trading companies (40%), allowing the Company to minimize shipments to middle-size and small clients.

In 2005, the Company more than doubled its sales to tube and pipe producers and increased deliveries to farm-machinery manufacturers by almost 80%.

In terms of regional sales structure, we should note a 20% increase in sales to the Northern Caucasus region and a 10% rise in deliveries to the Volgo-Vyatka Region, where NLMK's interests overlap with its competitors' – Ukraine's Ilyich MMK and OJSC Severstal.

Traditional customers of NLMK remain the Central Region (35%), Mid-Volga Region (18%), Northern Caucasus (11%) and the Central Black-Earth region (9%).

## Domestic sales by product in 2005

*Note: the structure is based on physical units of measurement*


Hot-rolled products – 40.1%
Electrical GO rolled products – 0.5%
Electrical NGO rolled products – 2.6%
Cold-rolled products – 37.3%
Pre-painted rolled products – 8.9%
Pig Iron – 1.7%
Galvanized rolled products – 8.9%

## Sales by industry in 2005

*Note: the structure is based on physical units of measurement*


Trading activity – 40.1%
Machine building – 10.2%
Metalware industry – 10.5%
Automotive industry – 11.6%
Other industries – 11.4%
Tube making – 8.7%
Metallurgy industry – 7.5%

## Sales by region in 2005

*Note: the structure is based on physical units of measurement*


Central Region – 34.8%
Mid-Volga – 17.9%
Northern Caucasus – 11.3%
Urals – 10.5%
Central Black-Earth Region – 8.9%
Volgo-Vyatka – 7.9%
Other – 8.7%

# RAW MATERIALS AND SUPPLIES

The steel industry is one of the most resource- and energy-intensive industries. Based on 2005 results, NLMK used over 2.7 tonnes of raw materials and other supplies to produce 1 tonne of steel products.

In the steel production process NLMK requires the following raw materials: iron ore, coking coal, scrap, non-ferrous metals and zinc.

Early in 2005, the growth in prices of basic raw materials continued from 2004. However, after the steel market entered the phase of stagnation and decline, purchase prices began to fall. As a result, by December 2005, the prices for basic raw materials either reached the level of 2004 or dropped below the level seen at the end of 2004.

Given the continuous raw material price growth, the Group's vertically integrated structure allows NLMK to minimize potential losses caused by high prices and shipment failures.

Mining segment enterprises OJSC Stoilensky GOK and OJSC Combinat KMAruda, which were incorporated in the Group early in 2006, meet NLMK's iron-ore concentrate demand completely.

Coal is supplied mostly from the Kuznetsk Coal Field (around 75%). The Company's purchase structure also includes coal supplies from Pechora (around 12%) and Yakutia (around 10%) Coal Fields. In addition, in 2005, a small part of coal supplies was shipped from Ukraine (around 3%).

Energy (both electricity and natural gas) is supplied by the natural state monopolies.

A priority area of technological development is ensuring NLMK's energy independence from external suppliers. In 2005, subdivisions within NLMK's energy sector generated approximately 38% of all electricity consumed.

Freight transportation services are also provided by the natural monopoly, OJSC Russian Railways. To minimize the risk of OJSC Russian Railways' failure to provide rolling-stock, NLMK is successfully implementing a program to buy its own rolling-stock. In 2005, all steel pellets, dolomite and limestone as well as nearly 40% of iron-ore concentrate supplies were transported by the Company's own rolling-stock.

Overall, Russia's mineral resource base allows NLMK to meet most of its raw material requirements domestically. Part of these needs is satisfied by raw material shipments from neighbouring Ukraine and Kazakhstan and, to a much lesser extent, from overseas.

To ensure its independence from raw materials producers, in 2005 NLMK successfully pursued its policy to create its own coal resource base that meets its production needs. In particular, the Company purchased the license to explore and mine black coal in Zhernovsky-1 Site of Zhernovsky Black Coal Field with around 240m tonnes of coal reserves. Based on current estimates, the coal mining facility will be put into operation in 2008 and will meet roughly 50% of NLMK's coking coal needs from 2009.

In addition, in 2006, acquisitions of shareholdings in Prokopievskugol Group and OJSC Altai-koks will be completed, which will enable NLMK to fully provide its steelmaking facilities with the Company's own coke and coal by 2009.

## Movements in growth rates of prices of major types of raw materials in Russia



On December 2000
Iron Ore Concentrate
Metal Scrap
Coal
4.3
3.8
3.3
2.8
2.3
1.8
1.3
0.8
12.2000
04.2001
08.2001
12.2001
04.2002
08.2002
12.2002
04.2003
08.2003
12.2003
04.2004
08.2004
12.2004
04.2005
08.2005
12.2005


## Movements in growth rates of railway tariff and prices of energy and natural gas in Russia



On December 2000
Natural Gas
Railway tariff
Energy
3.0
2.5
2.0
1.5
1.0
12.2000
04.2001
08.2001
12.2001
04.2002
08.2002
12.2002
04.2003
08.2003
12.2003
04.2004
08.2004
12.2004
04.2005
08.2005
12.2005


## Movements in growth rates of prices of major types of raw materials in Russia



On December 2000
Zinc
Ferroalloys
2.0
1.5
1.0
0.5
12.2000
04.2001
08.2001
12.2001
04.2002
08.2002
12.2002
04.2003
08.2003
12.2003
04.2004
08.2004
12.2004
04.2005
08.2005
12.2005

# FINANCIAL RESULTS

*Note: this Section analyses US GAAP segment reporting for 2005*

In 2005, NLMK Group's steel segment revenue, including intersegment transactions, was USD 4,179.1m which is 5.1% less than in 2004. Intersegment sales within the Group accounted for 0.1% (USD 4.4m) of the total segment revenue.

Revenue fell below 2004 levels due to the following reasons:

- lower production output and sales;
- lower prices in the world steel markets.

## Summary of financial information of NLMK's steel segment for 2004 and 2005

| *USD thousands* | 2004 | 2005 | Change +/- | Change % |
|---|---|---|---|---|
| **Revenue from external sales** | 4,399,606 | 4,174,715 | (224,891) | (5%) |
| Intersegment revenue | 3,365 | 4,402 | 1,037 | 31% |
| Depreciation | (174,646) | (197,110) | (22,464) | 13% |
| **Gross profit** | 2,182,293 | 1,667,880 | (514,413) | (24%) |
| in percentage of revenue, including intragroup sales | 49.6% | 39.9% | – | |
| **Operating profit** | 2,037,325 | 1,518,890 | (518,435) | (25%) |
| in percentage of revenue, including intragroup sales | 46.3% | 36.3% | – | |
| **Profit before minority interest** | 1,639,276 | 1,165,120 | (474,156) | (29%) |
| in percentage of revenue, including intragroup sales | 37.2% | 27.9% | – | |
| **Segment assets** | 3,767,196 | 4,422,873 | 655,677 | 17% |

In 2005, the structure of revenue changed compared with 2004. The share of revenue from sales of high value-added products increased. Consequently, 23.6% of the steel segment revenue was derived from sales of cold-rolled products, 21.0% from hot-rolled products, 12.6% from electrical steel and 10.0% from coated rolled products. The share of slabs and commercial iron sales fell significantly.

Gross profit earned by NLMK Group's steel segment in 2005 dropped by 23.6% on 2004 to USD 1,667.9m.

The main reasons for a decrease in gross profit were:

- reduction in revenue;
- higher raw materials and energy prices.

Operating profit for 2005 was USD 1,518.9m, a decrease of 25.4% compared with 2004. Operating profit margin was 36.3%, a 10.0 pp lower than in 2004.

## Revenue and operating profit of the steel segment in 2002-2005


USD m
2002
509.2
1,699.2
2003
884.2
2004
2,037.3
4,403.0
2005
1,518.9
Sales revenue
Operating profit

***Note:*** *revenue includes intersegment transactions*

## Steel segment revenue by product in 2005


Pig Iron – **2.2%**
Slabs – **25.5%**
Hot-rolled steel – **21.0%**
Cold-rolled steel – **23.6%**
Coated steel – **10.0%**
Electrical steel – **12.6%**
Other – **5.1%**

## Movement in sales profitability in terms of operating profit of the steel segment in 2002-2005


2002
30.0%
2003
2004
46.3%
2005
36.3%

## Movement in total assets of the steel segment in 2002-2005


USD m
2002
2003
3,022.4
2004
3,767.2
2005
4,422.9

In 2005, net balance of interest income and expenses was USD 58.7m, 2.1 times higher than in 2004.

Due to the lower taxable profit, the steel segment's income tax decreased to USD 394.3m by 25.7% on 2004.

In 2005, the steel segment's income before minority interest was USD 1,165.1m, 28.9% lower than in 2004.

There was a stable growth in the total value of assets. They increased to USD 4,422.9m at the end of 2005, which is 17.4% more than at the end of 2004.

## Production dynamics at OJSC Stoilensky GOK in 2001-2005


m tonnes
2001
10.5
1.6
2002
11.1
1.6
2003
11.2
1.6
2004
11.0
1.6
2005
10.8
1.1
Iron Ore Concentrate
Sintering Ore

## Iron-ore concentrate production dynamics at OJSC Combinat KMAruda in 2001-2005


m tonnes
2001
1.8
2002
1.8
2003
1.8
2004
1.8
2005
1.9

***Note:*** *Combinat KMAruda has been an assosiate since 2nd quarter 2005*

# MINING SEGMENT

## SEGMENT'S PROFILE

The second important line of NLMK Group's business is mining and production of raw materials for the steel industry, including iron-ore concentrate and flux. The mining segment in 2005 was comprised of the following companies: OJSC Stoilensky GOK, OJSC Dolomite and OJSC Stagdok. In addition, OJSC Combinat KMAruda was a part of this segment in the 1st quarter 2005 (since the 2nd quarter 2005, NLMK can exert significant influence on this company but not control it).

The mining segment gained increased significance after incorporation of OJSC Stoilensky GOK, the third mining company in Russia in terms of iron-ore production in NLMK. Also, in February 2006, OJSC NLMK resumed its control over OJSC Combinat KMAruda, which holds leading positions among Russian companies which use underground iron ore mining. In March 2006, NLMK acquired another 18% interest in OJSC Combinat KMAruda and in April 2006, after an offer to repurchase ordinary shares, raised the interest to 84.85% by consolidating yet another 8.59% shares in the company.

The mining segment is one of the elements, which underpin the financial sustainability of the whole Group. Mining companies of the Group meet all iron-ore concentrate and flux steel needs of the steel segment and sell excess products to third parties.

In 2005, NLMK acquired a license to explore and produce coal at the Zhernovsky-1 Site of Zhernovsky Black Coal Field (Kemerovo Region, Russia). The Company also worked on the completion of the agreement to acquire 82% of OJSC Altai-koks (Altai Region, Russia) and Prokopievskugol Group of coal companies (Kemerovo Region, Russia). This deal will be completed in 2006. Based on the current estimates, from 2009, NLMK Group will be well provided with internally produced coal concentrate.

## PRODUCTION AND RESERVES

In terms of merchantable ore production, OJSC Stoilensky GOK is one of Russia's leading iron ore raw material manufacturers. It accounts for about 12% of the domestic merchantable ore output.

The Governmental Mineral Wealth Commission of the Russian Ministry of Environment and Natural Resources approved sufficient reserves of high-grade iron ore and magnetite quartzite for open mining to continue extraction for 60 years at current levels of iron-ore production. OJSC Stoilensky GOK has a licence to mine iron ore and associated non-steellics.

Estimated annual output of the company is 1.2m tonnes for high-grade iron ore and 25.4m tonnes of magnetite quartzite. In 2005, the company mined 1.06m tonnes of high-grade ore and 23.3m tonnes of magnetite quartzite.

In 2005, the company produced 10.8m tonnes of iron-ore concentrate and 1.1m tonnes of sintering ore, including 9.4m tonnes of iron-ore concentrate and 0.4m tonnes of sintering ore for OJSC NLMK.

## Production dynamics at OJSC Dolomite in 2001-2005


m tonnes
2001
0.8
0.1
2002
0.8
0.2
2003
1.6
0.2
2004
1.8
0.1
2005
1.8
0.1
Fluxing dolomite
Converter dolomite

## Technical limestone production dynamics at OJSC Stagdok in 2001-2005


m tonnes
2001
2.8
2002
2.8
2003
3.0
2004
3.2
2005
2.9

Stoilensky iron-ore concentrate with an average iron content of around 66% and sintering ore with iron content of around 52% are used in the agglomeration process to manufacture high-quality sinter for further use in blast-furnace melting.

OJSC Combinat KMAruda, which was brought back under control early in 2006, has a licence to mine ferruginous quartzite in a field near the town of Gubkin (Belgorod Region, Russia) for iron-ore concentrate production. As of the end of 2005, remaining reserves of this field were 64.6m tonnes that will allow the company to mine iron formations for 18 years at the current level of concentrate production. Currently there are projects underway to implement technology that will increase the useful life of mines.

In 2005 the company mined 4.02m tonnes of ferruginous quartzite and produced 1.85m tonnes of iron-ore concentrate, including 0.66m tonnes of concentrate delivered to OJSC NLMK.

Fields mined by OJSC Stoilensky GOK and OJSC Combinat KMAruda are located within the Kursk Magnetic Anomaly – the world's largest iron ore deposit. The distance between these companies and steel producers is approximately 350 km. Ore is transported by NLMK's own rolling stock with the assistance of LLC Independent Transport Company – a service company incorporated in the Company. The proximity of major sources of raw materials is a considerable advantage for NLMK.

OJSC Stagdok and OJSC Dolomite supply technical limestone and dolomite to the steel segment.

OJSC Stagdok has a licence to use a fluxing limestone field located 3 km from NLMK's main steelmaking facilities. At the end of 2005, remaining reserves of this field were 177m tonnes. Around 28% of these reserves are inaccessible for mining as they are located under populated areas. Accessible reserves will allow the company to mine raw limestone over approximately a 24-year period at the current level of merchantable limestone production.

OJSC Stagdok is one of Russia's largest producers of fluxing limestone. Limestone is mined in the opencast method by rock blasting. In 2005, 3.9m tonnes of raw limestone were mined, 2.9m tonnes of merchantable technical limestone were produced of which 2.3m tonnes were shipped to the parent company.

OJSC Dolomite has a licence to mine dolomite on the Bigildinsky and Prikaryerny plots of Dankovsky Field (Lipetsk Region, Russia) for steel, construction materials and dolomite powder production.

At the end of 2005, the licensed sites had 400m tonnes of dolomite reserves that will allow the company to mine these resources over 125 years. Overall, Dankovsky Field has 668m tonnes of dolomite reserves.

OJSC Dolomite is the only producer of furnace dolomites in Russia's Central Black-Earth Region. In 2005, 3.2m tonnes of raw dolomite were mined and 1.8m tonnes of merchantable dolomite were produced, of which 1.0m tonnes were shipped to the parent company.

Early in 2006, NLMK reached an agreement with a group of investors to acquire an 82% stake in Altai-koks, a coke-chemical plant, and a 100% interest in the holding company Kuzbass Asset Holdings Limited, Gibraltar, which owns 100% of Prokopievskugol Coal Group. In January-April 2006, the parent company entered into agreement to buy an additional 6.18% of OJSC Altai-koks from various minority shareholders. As a result, the deal will bring to the Company over 88% of Altai-koks shares.

OJSC Altai-koks is the leading Russian coke-chemical company. It produces high-quality coke and chemical products. OJSC Altai-koks has production capacity of 3.8m tonnes. The construction of a new coke battery is being completed to increase annual coke production by 1.14m tonnes in late 2006.

The Prokopievskugol Group of companies holds leading positions in production and processing of high-value coking coal in the Kemerovo Region. Total annual production of coking coal concentrate is around 3m tonnes, which meets around 50% of NLMK's needs.

This acquisition was made as part of NLMK's vertical integration strategy to achieve additional competitive advantages by ensuring a stable supply of key raw materials. The most recent acquisitions will allow the Company to further enhance sustainability of its business and will create a platform for its long-term growth.

# FINANCIAL RESULTS

*Note: this Section analyses US GAAP segment reporting for 2005*

### Summary financial information of NLMK's mining segment for 2004-2005

| *USD thousands* | 2004 | 2005 | Change +/- | Change % |
|---|---|---|---|---|
| **Revenue from external sales** | 74,965 | 119,496 | 44,531 | 59% |
| Intersegment revenue | 337,344 | 460,579 | 123,235 | 37% |
| Depreciation | (59,972) | (69,354) | (9,382) | 16% |
| **Gross profit** | 207,805 | 318,227 | 110,422 | 53% |
| in percentage of revenue, including intragroup sales | 50.4% | 54.9% | – | – |
| **Operating profit** | 186,105 | 290,904 | 104,799 | 56% |
| in percentage of revenue, including intragroup sales | 45.1% | 50.1% | – | – |
| **Profit before minority interest** | 140,813 | 224,778 | 83,965 | 60% |
| in percentage of revenue, including intragroup sales | 34.2% | 38.7% | – | – |
| **Segment assets** | 984,495 | 1,071,717 | 87,222 | 9% |

Despite a certain decrease in the production output of the mining segment companies in 2005, which was due to the need to repair and upgrade major facilities, against the background of reducing the steel segment's demand for metallurgical raw materials, the segment revenue, including intersegment transactions, rose by 40.7% on 2004 and reached USD 580.1m.

An increase in revenue comparing with 2004 is explained by a change in the consolidation period of the largest mining segment company, OJSC Stoilensky GOK, and by the growing prices for the mining segment's products. OJSC Stoilensky GOK was incorporated into NLMK Group in the 2nd quarter 2004.

The mining segment companies are primarily driven by the demand for metallurgical raw materials from the parent company. As a result, in 2005, 79.4% of mining segment sales in terms of value represented intragroup transactions.

External sales revenue of the mining segment was USD 119.5m in 2005, 59.4% higher than in 2004. The segment's share in the consolidated revenue of the Group was 2.7% in 2005.

Gross profit earned by NLMK Group's mining segment in 2005 increased by 53.1% on 2004 to USD 318.2m.

Growing prices for iron-ore raw materials and consolidation of OJSC Stoilensky GOK contributed to the rise in operating profit of NLMK's mining segment by 56.3%, from USD 186.1m in 2004 to USD 290.9m in 2005. The segment's share in consolidated operating profit was 15.6%. Operating profit margin was 50.1%, an increase of 5 pp comparing with 2004.

## Revenue of the mining segment in 2002-2005


USD m
2002
19.1
32.0
2003
17.2
40.3
2004
75.0
412.3
2005
119.5
580.1
External sales revenue
Intersegment revenue

## Operating profit of the mining segment in 2002-2005


USD m
2002
0.3
0.8%
2003
2.6
6.5%
2004
186.1
45.1%
2005
290.9
50.1%
Operating profit
Operating profit margin

## Movement in the total assets of the mining segment in 2002-2005


USD m
2002
17.6
2003
19.4
2004
984.5
2005
1,071.7

In 2005, the net balance of interest income and expenses was USD 10.7m, 5.5 times higher than in 2004.

Due to the higher taxable profit, the mining segment's income tax rose by 66.8% on 2004 and reached USD 68.1m.

In 2005, the mining segment's income before minority interest was USD 224.8m, 59.6% higher than in 2004.

At the end of 2005, the total value of assets increased to USD 1,071.7m, 8.9% higher than at the end of 2004.

In 2005, efficient operation of the mining segment was a positive factor that partially offset lower profit of the steel segment.

## Dynamics in transshipment operations at OJSC TMTP in 2001-2005



m tonnes
2001
3.4
11.6
2002
4.3
13.6
2003
4.6
13.0
2004
5.5
14.6
2005
6.7
15.0
Dry cargo
Oil cargo

# OTHER ACTIVITIES

## DESCRIPTION

Other segments of NLMK Group include: OJSC Tuapse Commercial Sea Port (TMTP), LLC LIS Chance insurance company and its subsidiaries, OJSC Lipetskcombank commercial bank and its subsidiary, and LLC Lipetsk Energy Company (LGEK).

In the mid-2004, OJSC NLMK purchased a controlling interest in OJSC Tuapse Commercial Sea Port (TMTP), a major Black Sea port operator in Tuapse, Russia's fifth-largest port in terms of transhipments. Tuapse is a deep-water port with year-round navigation and specializes in transhipment of oil cargo, coal, ore, ferrous and non-ferrous metals, sugar and other bulk commodities.

In 2005, TMTP transhipped 6.7m tonnes of dry cargo (an increase of 21.6% compared with 2004) and 15.0m tonnes of oil cargo (an increase of 3.0%). An increase in transhipment of both dry cargo and oil cargo in 2005 was the main driving factor behind TMTP's improved financial results. The export traders who buy NLMK's products used TMTP's port capacities and shipped 1.6m tonnes of steel products abroad in 2005, which is 29% of NLMK's export sales.

NLMK's subsidiaries also include insurance and financial sector companies. In 2000, NLMK acquired a controlling interest in commercial bank OJSC Lipetskcombank, located in Lipetsk. The bank provides corporate and retail banking services under a general license issued by Russia's Central Bank, a foreign exchange licence and a broker's licence. In 2005, financial performance of Lipetskcombank improved on 2004 as a result of an increase in its loan portfolio and securities market transactions and through an expanded range and scope of banking services to its clients.

OJSC Lipetskcombank's growth strategy aims to develop the bank as a universal commercial bank by expanding its corporate banking segment and achieving sustainable growth of its retail market share.

To achieve this goal, the bank is expanding its branch network by opening branches and representative offices in the cities where the Company's major assets are located. In addition to the bank branches operating in the towns of Lipetsk region, in 2005 the bank opened branches in Belgorod and Krasnodar regions, where the Company's subsidiaries are located. Early in 2006, the bank's representative offices were opened in large industrial centres of Russia: St. Petersburg, Kursk, Voronezh and Novokuznetsk.

LLC LIS Chance insurance company located in Lipetsk, 100% owned by NLMK, and its subsidiary LLC SMK Novolipetskaya, provide a wide range of insurance services, including property insurance, accident insurance, medical insurance, TPL and others, both to third parties and NLMK. In 2006, these insurance companies intended to increase their charter capitals to expand their business.

## Other segments revenue in 2002-2005



USD m
Intersegment revenue
External sales revenue
2002
0.0
2003
0.7
2004
64.1
64.3
2005
174.5
179.7


## Operating profit of the other segments in 2002-2005



USD m
2002
-0.5
2003
-0.3
2004
18.1
2005
39.7


## Summary financial information of NLMK's other segments for 2004 and 2005

| *USD thousands* | | | Change | |
|---|---|---|---|---|
| | 2004 | 2005 | +/- | % |
| **Revenue from external sales** | 64,115 | 174,515 | 110,400 | 172% |
| Intersegment revenue | 204 | 5,154 | 4,950 | 25.3 times |
| Depreciation | (9,038) | (17,158) | (8,120) | 90% |
| **Gross profit** | 20,873 | 65,939 | 45,066 | 3.2 times |
| in percentage of revenue, including intragroup sales | 32.5% | 36.7% | – | – |
| **Operating profit** | 18,084 | 39,712 | 21,628 | 120% |
| in percentage of revenue, including intragroup sales | 28.1% | 22.1% | – | – |
| **Profit before minority interest** | 17,322 | 44,524 | 27,202 | 157% |
| in percentage of revenue, including intragroup sales | 26.9% | 24.8% | – | – |
| **Segment assets** | 654,131 | 706,761 | 52,630 | 8% |

# FINANCIAL RESULTS

***Note:** this Section analyses US GAAP segment reporting for 2005*

In 2005, other Company's segments derived revenue of USD 179.7m, 2.8 times more than in 2004 and 2.9% (USD 5.2m) of this amount relates to intersegment transactions. Consolidation of assets triggered this significant growth in revenue. TMTP was consolidated into the Group only in the 3rd quarter 2004, LGEK was included upon its incorporation in May 2004 and began its active operations in the second half of the same year.

Gross profit earned by other segments of NLMK Group in 2005 increased 3.2 times on 2004 to USD 65.9m.

Operating profit for 2005 was USD 39.7m. It increased 2.2 times compared with 2004 as a result of TMTP and LGEK consolidation. In addition, the segment's profit grew through a wider scope of financial services, including insurance and banking services provided by NLMK's insurance companies and OJSC Lipetskcombank. Operating profit margin was 22.1%, a 6 pp decrease compared with 2004.

In 2005, the net balance of interest income and expenses was USD 14.3m, 78% higher than in 2004.

Due to the higher taxable profit, the other segment's income tax increased 3.4 times against 2004 to USD 14.5m.

In 2005, other segment's income before minority interest was USD 44.5m, 2.6 times higher than in 2004.

It will be observed that the total value of assets has considerably increased: to USD 706.8m at the end of 2005, 8.0% more than at the end of 2004.

# NOVOLIPETSK STEEL

## CONSOLIDATED FINANCIAL RESULTS

*This Section analyses US GAAP consolidated financial statements for 2005*

# FINANCIAL RESULTS

In an unstable global market environment and amid a continuing fall in prices for steel products in 2005, the steel segment companies overhauled their production equipment to enhance the Company's future operating capacity. This caused partial suspension of the production process, which had an impact on the operational, financial and economic performance of the Company.

In 2005, the rouble gained consistently against the US dollar, which is used as the basic currency for export steel sales.

A combination of macro- and microeconomic factors resulted in a certain decrease in the Company's financial performance in 2005 against the levels seen in 2004.

In 2005, NLMK's consolidated revenue was USD 4,468.7m, 1.5% less than in 2004.

The steel segment's revenue accounts for over 90% of Company's consolidated revenue. The mining segment's small share in the structure of consolidated revenue is because a significant volume of products manufactured by this segment is sold to Group companies.

To minimize financial loss against the background of negative price trends in the world markets, steel sales were re-oriented towards the domestic market where the fall in prices was less significant. The share of revenue derived from sales in the Russian market in 2005 was 42.1%, an increase of 6.3 pp.

In addition to the growth of domestic sales within NLMK's revenue in 2005 compared with 2004 levels, the share of the Asian and Pacific region countries has increased from 13.8% to 19.0%. The percentage of revenue from sales to North America decreased from 14.5% to 6.9%. Revenue from sales to EU countries also dropped (from 17.3% to 14.0%).

The share of revenue from sales to the Middle East countries, including Turkey (12.8%) and other regions (5.2%), changed insignificantly.

One of NLMK's priority objectives is to enhance its status as a steel-making company with low-cost production. To this end, it carries out a range of measures to ensure strict control over production costs and their optimization.

Despite the significant rise in prices of raw materials and energy in 2005, the Company's production costs rose by only 12.1%.

Due to increasing cost against reduced revenues, Novolipetsk Steel's gross profit for 2005 was USD 2,067.0m, 14.1% less than in 2004.

A 13.4% growth of NLMK's commercial and administrative expenses reaching USD 170.5m in 2005 and higher tax payments (except for income tax) lowered the Company's operating profit by 16.3% to USD 1,860.0m.

In 2005, interest expense rose by 22.7% up to USD 15.1m primarily due to the growing scale of operations of the Group's subsidiary bank. Its expanded operations brought an increase in interest income by 97.5% up to USD 98.9m, in addition to a rise in deposited cash and cash equivalents.

Due to the lower financial results for 2005, income taxes also decreased to USD 495.7m from USD 572.2m paid a year earlier. This decrease amounted to 13.4%.

Net profit earned by the Company in 2005 was USD 1,385.3m, 21.8% less than in 2004. Net profit margin was 31.0%. Earnings per share (EPS) were USD 0.23 in 2005.

## NLMK Group's revenue and net profit in 2001-2005


USD m
2001
1,322
88
2002
1,712
338
2003
2,468
656
2004
4,539
1,773
2005
4,469
1,385
Revenue
Net profit

## NLMK Group's revenue structure by segment in 2005


Steel segment – 93.4%
Mining segment – 2.7%
Other segments – 3.9%

## NLMK Group's movement in profitability of sales in 2001-2005


USD m
2001
15.5%
6.6%
2002
29.9%
19.8%
2003
35.7%
26.6%
2004
49.0%
39.1%
2005
41.6%
Operating profit margin
Net profit margin

## NLMK Group's financial results for 2004-2005

| | Steel segment | | Mining segment | | All other | | Consolidated information | |
|---|---|---|---|---|---|---|---|---|
| *USD m* | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 |
| External sales revenue | 4,175 | 4,400 | 119 | 75 | 175 | 64 | 4,469 | 4,539 |
| Intersegment revenue | 4 | 3 | 461 | 337 | 5 | 0 | – | – |
| Depreciation and amortization | (197) | (175) | (69) | (60) | (17) | (9) | (284) | (244) |
| **Gross profit** | 1,668 | 2,182 | 318 | 208 | 66 | 21 | 2,067 | 2,406 |
| **Operating profit** | 1,519 | 2,037 | 291 | 186 | 40 | 18 | 1,860 | 2,223 |
| **Profit before minority interest** | 1,165 | 1,639 | 225 | 141 | 45 | 17 | 1,411 | 1,792 |
| Segment assets, including goodwill | 4,423 | 3,767 | 1,072 | 984 | 707 | 654 | 6,051 | 5,166 |
| Capital expenditures | (493) | (220) | (67) | (45) | (13) | (5) | (573) | (269) |

In 2005, EBITDA was USD 2,093.8m, profitability of sales based on EBITDA was 46.9%. For comparison, in 2004 EBITDA was USD 2,562.8m, profitability was 56.5%.

Despite a lower financial result, NLMK remains one of the most efficient steel companies in Russia and worldwide.

**Consolidated financial results for 2004-2005**

| (USD m) | 2005 | 2004 | Change | |
|---|---|---|---|---|
| | | | +, - | % |
| Net sales | 4,469 | 4,539 | (70) | (1.5%) |
| Cost of sales | (2,402) | (2,132) | (269) | 12.6% |
| □ production cost | (2,118) | (1,889) | (229) | 12.1% |
| □ depreciation and amortization | (284) | (244) | (40) | 16.4% |
| Gross profit | 2,067 | 2,406 | (339) | (14.1%) |
| □ as a % of sales | 46% | 53% | – | – |
| General, administrative and selling expenses | 170 | 150 | 20 | 13.4% |
| Taxes other than income tax | 36 | 33 | 3 | 10.2% |
| Operating income | 1,860 | 2,223 | (363) | (16.3%) |
| □ as a % of sales | 42% | 49% | – | – |
| Income before income tax and minority interest | 1,906 | 2,364 | (458) | (19.4%) |
| □ as a % of sales | 43% | 52% | – | – |
| Net income | 1,385 | 1,773 | (387) | (21.8%) |
| □ as a % of sales | 31% | 39% | – | – |
| Net profit per share (US dollars) | 0.2312 | 0.2958 | (0.0646) | (21.8%) |
| EBITDA | 2,094 | 2,563 | (469) | (18.3%) |

# Evaluation of financial position

In 2005, NLMK's financial position remained stable.

Positive trends in the Company's development included:

- □ total assets growth;
- □ equity increase;
- □ liquidity ratio increase.

Over recent years the Company's assets have been continuously growing. At the end of 2005, the total value of its assets rose comparing with 2004 by 17.1% to USD 6,051.1m.

The Company's asset growth was due to an increase in its equity, which rose by USD 883.7m (19.8%) in 2005 comparing with the previous year.

Profitable business allows NLMK to finance its own activities and development using primarily its own cash funds. The debt-to-equity ratio of NLMK is permanently high and was 83.5% at the end of 2005.

Retained earnings drive equity growth and their share in the equity structure increased from 88.8% in 2004 to 94.0% in 2005.

In 2005, the Company's assets structure changed as follows: the share of current assets increased to 54.6%, 4.5 pp more than in 2004. Outrunning growth of current assets (by USD 714.8m) was supported primarily by an increase in cash and cash equivalents, which rose by 40.6% (USD 548.1m) to USD 1,896.7m.

NLMK's highly liquid assets substantially exceed its debt. As a consequence, the Company has negative net debt that amounted to USD (1,902)m as of 31.12.2005.

Total assets and equity growth against NLMK's deteriorating financial performance caused a drop in return on equity (ROE) to 29.9% and in return on assets (ROA) to 24.7%.

NLMK has high liquidity ratios that proves that the Company is able to meet all its current liabilities. A rise in the current ratio to 6.0 (in 2004 – 4.8) and in the quick assets ratio to 5.1 (in 2004 – 3.9) shows the stronger financial solvency of the Company.

In 2005, concurrently with a reduction in revenue by 1.5% and an increase in the average amount of receivables by 29.2%, receivable days grew by 12 days on the previous year and reached 51 days.

Since the average inventory value growth rate (25.8% higher than in 2004) exceeded the rate of cost increase, the stock turnover period increased by 9 days in 2005 against 2004 and reached 84 days.

Payable days increased by 15 days and reached 83 days since the average payables growth rate was higher than the cost increase rate.

The increase in both inventory days and payable days during 2005 was attributable to a rise in prices of raw materials.

In 2005, NLMK did not use any borrowing (except for banking activities) because cash flows generated by the Company in 2005 allowed ensuring the required financial resources for carrying out our current and investing activities.

The main source of cash flow generation was the production and sale of steel products. Efficient cash flow management was achieved through budgeting, which allowed clearly monitoring and controlling the Company's cash inflow and outflow.

In 2005, the Company's net cash from operations amounted to USD 1,514.7m (USD 1,669.3m in 2004). Net cash used in investing activities was USD (535.6m) (USD (98.3m) in 2004). That decline was attributable to a significant increase in cash flows allocated for PP&E acquisition and construction (up to USD (573.2 m) and to the lack of material transactions in sale and purchase of investments during 2005.

There was a considerable net outflow of cash from financing activities in 2005, caused by the lack of any acquisition of subsidiaries in the year.

## NLMK Group's structure of revenue by geographical segment in 2005


North America – **6.9%**
Asia and Australasia – **19.0%**
Middle East, including Turkey – **12.8%**
EU – **14.0%**
Domestic market – **42.1%**
Other regions – **5.2%**


USD m
EBITDA
2,093.8
Movement in working capital
Non-monetary transactions
5.3
Capital expenditure
Free cash flow from operations
1,353.4
Net interest income
83.8
Other financial resources
50.6
Tax
Free cash flow
992.0
Dividends
Net increase in cashand cash equivalents
607.0

*Note:*

*EBITDA is calculated as the sum total of net profit, net interest expense, income tax, loss on disposal of fixed assets, depreciation and amortization and stock-based compensation.*

*Non-monetary transactions include adjustments to reconcile net profit and net cash from operations less amortization, loss on disposal of fixed assets and stock-based consideration.*

*Other financial resources include net cash used in investing activities less cash spent on acquisition and construction of fixed assets and net cash used in financing activities less distributions to shareholders.*

## Aggregated balance sheet in 2004-2005

| | 2005 | | 2004 | | Change | |
|---|---|---|---|---|---|---|
| | Amount | Share | Amount | Share | +, - | % |
| *(USD m)* | | | | | | |
| **Assets** | | | | | | |
| Current assets, incl. | 3,302 | 55% | 2,587 | 50% | 715 | 27.6% |
| □ cash and short time investments | 1,924 | 32% | 1,370 | 27% | 554 | 40.4% |
| □ current accounts receivable | 660 | 11% | 589 | 11% | 71 | 12.1% |
| □ inventory | 502 | 8% | 475 | 9% | 26 | 5.5% |
| Non-current assets, incl. | 2,749 | 45% | 2,578 | 50% | 170 | 6.6% |
| □ long-term financial investments | 31 | 1% | 51 | 1% | (20) | (38.8%) |
| □ property, plant and equipment | 2,394 | 40% | 2,258 | 44% | 136 | 6.0% |
| **Total assets** | **6,051** | **100%** | **5,166** | **100%** | **885** | **17.1%** |
| **Liabilities and shareholders' equity** | | | | | | |
| Current liabilities, incl. | 548 | 9% | 534 | 10% | 14 | 2.7% |
| □ accounts payable | 508 | 8% | 455 | 9% | 53 | 11.6% |
| Non-current liabilities | 356 | 6% | 326 | 6% | 30 | 9.3% |
| Shareholders' equity | 5,054 | 84% | 4,220 | 82% | 834 | 19.8% |
| **Total liabilities and shareholders' equity** | **6,051** | **100%** | **5,166** | **100%** | **885** | **17.1%** |

## Key financial performance in 2004-2005

| | 2005 | 2004 | Change +, - |
|---|---|---|---|
| **Financial solvency indicators** | | | |
| Share of equity capital in the assets | 84% | 82% | 2 p.p. |
| **Liquidity indicators** | | | |
| Current liquidity ratio | 6.0 | 4.8 | 1.2 |
| Quick liquidity ratio | 5.1 | 3.9 | 1.2 |
| **Turnover indicators** | | | |
| Length of inventory turnover | 84 | 75 | 9 |
| Length of receivables turnover | 51 | 39 | 12 |
| Length of payables turnover | 83 | 68 | 15 |
| **Sales profitability indicators** | | | |
| Operating profit margin | 42% | 49% | (7) p.p. |
| Net income margin | 31% | 39% | (8) p.p. |
| EBITDA margin | 47% | 56% | (9) p.p. |
| **Return on assets** | | | |
| Return on equity | 30% | 52% | (22) p.p. |
| Total return on assets | 25% | 43% | (18) p.p. |

## NLMK Group's movement in total assets and equity in 2001-2005



USD m
2001
1,896
1,652
2002
2,199
1,991
2003
3,085
2,610
2004
5,166
4,220
2005
6,051
5,054
Total assets
Equity


## NLMK Group's movement in return on assets and equity in 2001-2005



2001
4.7%
5.4%
2002
16.5%
18.6%
2003
24.8%
28.5%
2004
43.0%
51.9%
2005
24.7%
29.9%
Return on assets
Return on equity


## NLMK Group's movement in liquidity ratios in 2001-2005



2001
2.9
2.1
2002
5.4
4.2
2003
5.9
4.8
2004
4.8
3.9
2005
6.0
5.1
Current ratio
Quick ratio


## Free cash flow movement in 2005



USD m
Cash at the beginning of the period
1,348.6
Cash from operating activities
1,514.7
Cash from investing activities
-535.6
Cash from financing activities
-372.1
Effect of changes in exchange rate
-58.9
Cash at the end of the period
1,896.7

# RATINGS

In 2005, NLMK maintained close relations with major global rating agencies with a view to obtaining their credit ratings.

In May 2005, Standard and Poor's assigned us BB rating with stable prospects.

In October 2005, Moody's assigned us Ba2 rating with stable prospects.

At December 31, 2005, OJSC NLMK had the following credit ratings:

| Company | Rating | Description | Date of rating |
|---|---|---|---|
| | | **International rating scale** | |
| **Standard & Poor's, USA**<br>http://www.standardandpoors.ru/ | BB<br>(stable) | Out of danger in the short run, however, a higher degree of sensitivity to adverse changes in the commercial, financial and economic environment. | 26.05.2005 |
| **Moody's Investors Service, UK**<br>http://www.moodys.com/ | Ba2<br>(stable) | No description. | 24.10.2005 |
| | | **National rating scale** | |
| **Standard & Poor's, USA**<br>http://www.standardandpoors.ru/ | ruAA<br>(stable) | The Issuer's rating reflects their strong ability to fully and timely meet their debt liabilities as compared with other Russian issuers. | 26.05.2005 |
| **Moody's Interfax, Russia**<br>http://rating.interfax.ru/ | Aa2.ru<br>(stable) | Issuers or debt instruments holding Aa.ru rating demonstrate very high creditworthiness as compared with other Russian issuers. | 24.10.2005 |

***Note:*** *The descriptions of ratings are provided in accordance with information placed on the rating agencies' web sites*

## Ratings of major global steel-making companies at December 31, 2005

| Company | Country | Standard&Poor's | Moody's Investors Service |
|---|---|---|---|
| Nucor Corp. | USA | A+/Stable | A1/Stable |
| POSCO | South Korea | A-/Positive | A2/Stable |
| Mittal Steel Co. N.V. | Netherlands | BBB+/Negative | Baa3/ Stable |
| Arcelor S.A. | Luxembourg | BBB/Stable | Baa2/Positive |
| JFE Steel Corp. | Japan | BBB-/Positive | Baa1/Positive |
| Nippon Steel Corp. | Japan | BBB-/Positive | A3/Positive |
| ThyssenKrupp AG | Germany | BBB-/Stable | Baa2/Stable |
| Kobe Steel Ltd. | Japan | BB/Positive | Baa3/Stable |
| Sumitomo Metal Industries Ltd. | Japan | BB/Positive | Baa3/Positive |
| OJSC NLMK | Russia | BB/Stable | Ba2/Stable |
| United States Steel Corp. | USA | BB/Stable | Ba2/Stable |
| Corus Group PLC | UK | BB-/Stable | Ba2/Positive |
| **OJSC MMK** | **Russia** | **BB-/Stable** | **Ba3/Positive** |
| **LLC Evrazholding** | **Russia** | **B+/Positive** | **Ba3/Stable** |
| Usiminas | Brasil | BB-/Stable | B2/Stable |
| **OJSC Severstal** | **Russia** | **B+/Positive** | **B2/Stable** |

# RISK MANAGEMENT

## Industrial and property risks

Industry risks imply the danger of income being reduced or damages being inflicted on the company or third parties due to any disruption of the production process. NLMK annually performs a series of measures to test-run and improve the existing technology and to enhance reliability of manufacturing equipment. That enables us to reduce output of products with quality flaws, bring down material resource consumption and raise production efficiency. We conduct a wide range of occupational health & safety precautions aimed at heading off any emergency or dangerous situation. To ensure a continuous production process, we maintain in each production stage the appropriate reserves of work-in-progress and auxiliary materials in case of any emergency shutdown in one of the previous stages.

Property risks are the probability of a portion of the Company's property being lost or damaged or income short-received in the course of production and financial activities. To mitigate property risks, NLMK:

- insures property;
- installs security systems and devices;
- protects the Company's property.

## Environmental risks

Environmental risks are the probability of civil liability for any environmental damage that may arise in the process of constructing and operating production facilities. To mitigate environmental risks, we continuously monitor the chemical constitution of emissions and wastewater discharges and seek to reduce the Company's impact on the environment through putting into operation new, environmentally-friendly manufacturing equipment and upgrading existing machinery.

## Industry risks

We use several tools for managing and minimizing risks inherent in the steel industry.

To reduce fallout from the cyclic nature of price behaviour, the Company seeks to expand its range of products and diversify steel supply both by consumers' geographical location and industry.

These steps reduce the Company's dependence on adverse changes in product prices, minimize possible losses from any negative trends in a certain industry or geographical segment. Also, these steps can be effective in dealing with market protection measures such as tariff regulation and quotas.

Continuous monitoring of current conditions and identifying growth potential in various market segments are means of responding to adverse changes and compensating for possible losses by timely re-channelling our commodity flows to other consumers.

In our export activities we are up against multiple competition in each geographical segment from global steel producers. NLMK constantly improves the quality of products and responds to all requests from our customers, to ensure both the required volumes of sales and potential for expanding our presence in strategically important and financially attractive markets.

NLMK's development as a vertically integrated holding company enables us to reduce risks inherent in raw material supplies.

OJSC Stoilensky GOK and OJSC Combinat KMAruda (mining segment) substantially provide all of our iron ore concentrate requirements.

In 2005, we started the construction of integrated works to produce and process coking coal at the field Zhernovsky-1. At the beginning of 2006 we acquired a controlling interest in the Prokopievskugol Group of companies. That acquisition will enable NLMK to meet a considerable part of the demand for raw materials for the production of blast-furnace coke.

To minimize the risk of any disruption of supplies, NLMK creates a reserve stock of raw materials and components that are designed to ensure uninterrupted production. Raw materials are supplied to the Company and finished products are delivered to seaports by rail. LLC NTK (steel segment) is in charge of organization, planning and control of transport flows as well as their optimization, which is an additional tool of risk management.

NLMK enters into raw materials and components supply contracts only with qualified and traditional business partners who can guarantee a reliable supply and quality of resources acquired. We periodically monitor both the domestic and foreign raw material markets to rule out a risk of financial losses due to any unforeseen rise in prices of raw materials.

## Country risks

The major part of NLMK's products is exported. In 2005, the Company supplied its products to more than 60 countries.

The regions where our export sales constitute 10 and higher per cent of revenues were: Russia, South East Asia, the Middle East and EU countries.

If any negative situation arises in specific regions of the world, NLMK possesses significant capabilities to re-focus on more attractive markets and to minimize possible financial losses. Geographical diversification also helps to minimize losses if the market is closed as a result of tariff regulation and quotas.

## Foreign exchange risks

NLMK as an export-oriented company faces foreign exchange risks that may affect its financial results and increase a risk of asset liquidity deterioration.

In 2005, 58% of revenue was received from export sales. In the context of foreign exchange movements in 2003-2005, we took a decision to diversify the structure of our export revenues by currency, which enabled us to minimize the fallout from EUR/USD rate fluctuations.

The company maintains a proportional allocation of payments under long-term import contracts and uses letters of credit in settlements generating interest income from the deposit placement of security against these transactions.

Since the majority of NLMK's cots are incurred in roubles, there is a risk of business yield reduction if there are significant fluctuations in the rouble exchange rate against foreign currencies. To minimise these risks the Company takes the following steps:

- conclusion of agreements with banks on sales of large amounts of foreign currency for roubles at a fixed exchange rate with a minimum commission fee;
- placement of temporarily free cash denominated both in foreign currency and in roubles to reduce dependence on exchange rate fluctuations while maintaining the business yields.

In 2005, there was no hedging of foreign exchange risks by means of forward contracts and options for the following reasons:

- the lack of legislation governing such transactions;
- the structure of revenue in terms of foreign currency (US dollar, euro, rouble) usually covers our expenses denominated in the corresponding foreign currencies.

## Interest rate risk

NLMK may act as a borrower to finance ongoing operations and investment projects. Funds may be raised both on the international and domestic capital markets.

Over recent years, the Company has demonstrated robust creditworthiness supported by ratings assigned to NLMK in 2005 by leading global agencies. This is a key factor that may reduce the cost of borrowings for the Company in the future.

## Liquidity deterioration risk

Liquidity risk as regards the Company's activities is closely connected with the receipt of cash from settlements for the Company's products. To reduce this risk the Company performs a precise planning of the schedule of cash inflows and outflows to identify a possible deficit of financial resources.

The ratio of NLMK's liquid assets to liquid liabilities testifies to its high financial solvency and consequently, a low liquidity risk.

NLMK has adopted and applied an in-house standard governing the quantification and approval of standard inventory of basic resources required for creating and maintaining supplies at a reasonable level. Also, NLMK makes provisions to increase inventory to ensure uninterrupted operation during the autumn and winter periods.

One of the components underlying NLMK's strong financial performance in 2005 is consistent abidance by our purchase policies, which enabled us to fully cover NLMK's requirements for raw materials, components, energy and equipment of proper quality.

# VALUE-BASED MANAGEMENT

Evaluation and analysis of the Company's value growth indicators is a key element of our value-based management system. Based on our review of movements in these indicators, we make all strategic decisions and control the value-adding process. Following the criteria of efficient value-based management, we are able to prevent any decisions that could limit the growth of the Company's value in the long run.

An increase in market capitalization is an indicator of a company's value growth.

In 2005, we undertook a series of activities aimed at raising NLMK's value. From January 2005, ordinary shares of NLMK are included in the Quotation List B of the List of Securities traded on the RTS Stock Exchange. That set the stage for placement of NLMK's shares on international stock markets and raised NLMK's attractiveness to investors. In 2005, major global rating agencies assigned high credit ratings to NLMK. These activities made it possible for us to successfully place NLMK's GDSs on the LSE in December 2005, considerably increasing the Company's value.

At the end of April 2006, NLMK had the highest capitalization rate among Russia's steel companies and was the tenth-largest publicly traded company in Russia (in terms of capitalization).

As part of its long-term value-adding activities, NLMK focuses on indicators that reflect the creation of fundamental value that, unlike capitalization rate, is not susceptible to significant fluctuations.

After a thorough review of methodologies and indicators for assessing the value-adding process, we selected EVA as the key indicator.

EVA (Economic Value Added) takes capital expenditures into account and does not ignore investment risks.

EVA assessment based on the 2005 results proves the efficiency of NLMK's business activities, its value-adding ability and its attractiveness to investors.

At present, we continue to develop a system of value drivers, which could be used as value-adding tools. It would be impossible to integrate the value-based management concept within the existing management system without properly trained personnel. Therefore, during the initial stage of that process we focused on developing a «value-based mentality» amongst our employees.

Even though a procedure for evaluating the Company is now built into our regular analysis of activities, the process of creating a tried and tested system of value assessment is not yet complete. NLMK meticulously implements the system of assessment and analysis of changes in the Company's value, based on our accumulated experience and generally accepted global practices.

In 2005, certain changes in NLMK's business environment took place. The Company's listing on the LSE, its greater attractiveness to investors and higher capitalization as well as a reduction of Russia's country risk compared with 2004 were grounds to bring the Company's WACC (weighted average cost of capital) down to 12.0% against 14.4% in 2004.

Information about our results in terms of value-based management is regularly communicated to stakeholders, in particular to our shareholders.

*USD m*

| Indicator | 2005 | 2004 |
|---|---|---|
| Capital employed | 3,598 | 2,691 |
| ROCE | 36.2% | 64.5% |
| WACC | 12.0% | 14.4% |
| EVA | 870 | 1,348 |

*Note:*

*EVA estimate is based on NLMK's US GAAP financial statements.*

*Capital employed was calculated through reducing total assets by the amounts of accounts payable, cash and current investments.*

*ROCE – return on capital employed is based on net income adjusted for interest income/(expense).*

*In 2005, the methodology of calculating Capital employed and ROCE changed. We used in our calculations mean values of Capital employed for the period.*

*For an estimate of WACC (which we treat as NLMK's cost of equity) we took into account both the industry risk (steel industry) and country risk associated with investments in Russian companies' shares.*

# TECHNICAL UPGRADE AND DEVELOPMENT

NLMK's technical upgrading program is based on a disciplined approach to investments for the Company's long-term development. To achieve its major strategic goals the Company undertakes number of actions to raise product competitiveness and enhance the Company's position both in the domestic and foreign markets.

NLMK makes major investments in all lines of operations. Implementation of the technical upgrading program started in 2000. The first phase of the program was completed in 2005. It was developed in cooperation with experts from scientific and research institutes, design bureaus and leading Russian and foreign companies. Best practices from European, Asian and American steel producers were applied in the development process.

The Company's technical upgrading and development efforts brought:

- improve technological standards and equipment;
- increase the efficiency of our production process by reducing unit costs;
- increase production levels;
- improve the quality and range of our products;
- increase the production of high value-added products;
- lessen the environmental impact of our operations.

From 2000 to 2005 NLMK made capital expenditures of approximately USD 1.56bn on reconstruction and large-scale overhauls of the existing operating facilities and construction of new ones, of which we estimate USD 1.26bn was for the first phase of the technical upgrading program.

## Steel Segment

The steel segment accounted for a major portion of investment for further improvement of production and technical facilities. The following major facilities were put into operation during the first phase of the technical upgrading program:

- hot-dip galvanizing section No.2 (2001);
- continuous casting machine No.4 and two additional secondary metallurgy units at BOF shop No.1 (2002);
- unit for preparation and inspection of cold-rolled strips (2003);
- boiler No.13 (2003);
- desulphurization station at BOF shop No.2 (2004);
- hydrogen station No.3 for production of hydrogen by natural gas reforming (2004);
- hot-dip galvanizing line No.3 (2005).

In addition, reheating furnace No.5 was upgraded at the hot-rolled flats shop (2001-2003) and renovation of coke battery No.1 was completed (2003-2005).

In 2005 we also completed reconstruction of the aspiration system at the cast-floor of blast-furnace No.5, began construction of the desulphurization unit at BOF shop No.1, and upgraded the automated control system for cold-rolling mill «2030».

## NLMK Group's Capital Investment in 2000-2005


USD m
2000
173
2001
141
2002
154
2003
239
2004
269
2005
573

As a result, NLMK enhanced the production capacity of these facilities, improved the quality of products and reduced the negative impact on the environment.

## Other Operations

For the Company to be effective as a vertically integrated group, NLMK tries to strike a balance in funds invested into the technical upgrading program.

While focusing on the improvement of the steel segment's technological standards and equipment, the Company is also aware of the necessity to develop the Company's mining assets and transportation infrastructure.

Thus, in 2000-2005 total investment into raw material resources and transportation base, as well as other assets which are not related to operating activities, amounted to about USD 160m.

## Development Prospects

In 2006-2010 the Company plans to invest USD 2.7bn into construction, upgrading and expanding production facilities to increase the proportion of high value-added products and achieving considerable self-sufficiency in raw materials and reduce production costs. At the same time, the Company's efforts are aimed at improving the quality of products and reducing the negative environmental impact of production. Implementing the technical upgrading program will lead to enhanced efficiency of NLMK, the most cost-effective company in the steel industry today. These activities will allow NLMK to retain its leadership of the Russian steel market in the future and to continue competing strongly with the world's leading steel producers.

## Movement in OJSC NLMK environmental expenditure in 2001-2005


USD m
2001
10.6
2002
13.9
2003
16.7
2004
25.9
2005
46.0

## Movement in OJSC NLMK gross air emissions in 2001-2005


thousands of tonnes
2001
345
2002
357
2003
350
2004
334
2005
319

## Movement in OJSC NLMK waste generation levels in 2001-2005


thousands of tonnes
2001
5,405
2002
6,251
2003
6,016
2004
3,517
2005
3,373

# CORPORATE SOCIAL RESPONSIBILITY

NLMK adopts a socially responsible position aimed at improving the social infrastructure in the regions where the Group's companies operate. Specifically, NLMK pursues its policy designed to protect the environment, create favourable conditions and raise living standards of the Company's employees.

## Environmental protection

The fundamental goal of NLMK in this area is protection of people's health and the environment from adverse effects of the Company's industrial activities, and to protect and improve the quality of the environment.

In 2005, OJSC NLMK adopted a new environmental policy, which is based on the principles of corporate social responsibility for environmental conditions and provides for the use of the best technologies to prevent environmental pollution.

When addressing environmental issues, NLMK not only complies with the requirements of environmental legislation but also adopts a proactive approach, shifting priorities from neutralization of pollution (waste water and gas treatment, disposal of other waste) directly to the sources of negative environmental effects (use of resources, production processes, organization of production).

NLMK invests significant resources into modernizing production and reducing emissions. In 2005, the parent company increased its expenditure on environmental projects by 77.4% comparing with the previous year to USD 46m.

In 2005, OJSC NLMK managed to achieve impressive results in reducing negative effects on the environment, together with improving the environmental conditions in Lipetsk. NLMK's environmental projects at the main production site in Lipetsk reduced gross emissions by over 14,000 tonnes in 2005 comparing with 2004 levels.

Environmental damage was reduced through the use of resource-saving and low-waste technologies implemented at the first stage (2000-2005) of the Technical Upgrading Program. NLMK reduced its waste generation level by 144 thousand tonnes and 99.5% of all waste was utilized or detoxified. New technologies allowed NLMK to process 288 thousand tonnes of previously accumulated waste.

In 2005, NLMK's Environmental Management System again successfully passed the certification audit for compliance with ISO 14001:2004. In addition, the Company won Russia's Environmental Leader National Award established by the Social Development and Environmental Protection Department of the Russian Government, and was awarded a diploma by the Metals Enterprises Reconstruction Workshop for achievements in environmental protection technologies.

For many years, NLMK has been improving its environmental monitoring system that allows the Company to produce a more accurate forecast of the industrial effects on the environment and to enhance efficiency of environmental projects. In 2005, OJSC NLMK obtained a licence from the Russian Federal Service on Hydrometeorology and Environmental Monitoring (Roshydromet), which allows the Company to monitor the environmental impact.

## NLMK Group's personnel number in 2001-2005


thousand people
2001
49.0
53.1
2002
46.3
50.5
2003
41.0
45.2
2004
39.4
52.5
2005
38.8
52.5
Personnel number of subsidiaries
Personnel number of the parent

## Consumer prices index and average salary of NLMK Group personnel in 2001-2005*


2001
1.0
1.0
2002
1.27
1.15
2003
1.67
1.29
2004
2.22
1.44
2005
2.58
1.60
NLMK Group personnel salary index
Consumer price index in Russia

*progressive total to 2001

Other Group companies are also involved in environmental activity in accordance with the environmental laws and aim to achieve full compliance with European environmental standards. Operating activities of the mining segment and other Group companies have a significant effect on the environment. However, the clear objective of NLMK to ensure environmental protection allows the Company to minimize adverse effects on the environment in the regions where the Company's facilities are located. In addition, the steps taken under the technical upgrading program aimed at modernizing existing equipment and purchasing new equipment further contribute to improving the environment and allow the Company to expect a reduction in such adverse environmental effects in the future.

## Human resource policy

Around 52.5 thousand employees work at NLMK's facilities. Professional personnel is one of the key factors of the Company's operational efficiency. In view of the fact that increasing shareholder value is NLMK's strategic objective, management pursues a proactive personnel policy aimed at raising living standards of its employees through higher salaries and various bonuses.

To motivate the Company's employees, reward qualified professionals and attract young employees, OJSC NLMK implemented a new compensation plan in 2005.

Implementation of the new compensation plan in 2005 allowed the Company to increase the average level of salaries for the parent company's employees by 21.9% comparing with the previous year.

The new compensation plan focus primarily on attraction, selection and recruitment of young people, motivation and remuneration of qualified professionals, professional training, adaptation and counselling, career management and work with young people.

Highly qualified employees training and high quality education are the key factors of NLMK's sustainable operation and competitiveness.

In 2005, over 19.5 thousand of NLMK's employees were involved in various training programs: retraining, second professional qualification, specialized courses for skills improvement. Training is organized at work, in the Labour and Personnel Department and in conjunction with state educational institutions.

OJSC NLMK actively attracts and supports talented young people and creates a personnel reserve. Through the work performed in 2005, the Company increased its share of young employees; over 600 young specialists aged under 30, graduates from industry-specific third-level institutes, joined OJSC NLMK. To ensure adaptation and retention of young people, the Company continued to develop its counselling plan designed to help young specialists to quickly improve their professional skills.

Getting our young specialists involved in professional competitions is a top priority of the Company's Human Resource policy and helps employees to realize their creative potential and get actively involved in the management of the Company.

Lipetsk State Technical University annually trains engineers and specialists for OJSC NLMK. In 2005, the Additional Students' Professional Training Program was launched. It allocates students for training in OJSC NLMK production departments

## Movement in revenue and net income per employee at NLMK Group in 2001-2005



USD thousands/person
2001
1.6
24.9
2002
6.7
33.9
2003
14.5
54.6
2004
33.7
86.4
2005
26.4
85.2
Net income per employee
Revenue per employee


## Share of OJSC NLMK employees aged 18 – 30 in 2001-2005



2001
23.8%
2002
21.9%
2003
20.5%
2004
19.7%
2005
20.2%


## Residential space put into operation by OJSC NLMK in 2002-2005



thousands of sq.m
2002
22.0
2003
17.6
2004
27.3
2005
28.6

to prepare highly qualified specialists at the metallurgical enterprise and reduce the period of professional, social and psychological adaptation of young employees. Scholarships sponsored by V.S. Lisin (30 scholarships) were set up for the most talented students. Since 2005, the NLMK Student Program has funded education of the children of OJSC NLMK employees.

OJSC NLMK focuses on ensuring a high level of industrial safety and favourable labour conditions for the plant's employees. Special attention paid by OJSC NLMK management to this aspect resulted in a significant improvement in this area compared with the levels seen in the late 1990s.

## Health care and housing

In addition to salary and various bonuses, NLMK's compensation package includes mandatory and voluntary medical insurance as well as corporate pensions.

A key objective of the Company's social programs is maintenance and development of its non-industrial divisions involved in providing medical and recreational services to the community. The Company's medical complex located in Lipetsk is primarily intended to provide a high quality service to NLMK's employees and their families and to residents of the town and region.

NLMK takes responsibility for mandatory medical insurance of its employees. An employer is an insurer under law; insurance contributions are paid as a part of the unified social tax and amount to 3.1% of the salary fund. Under the mandatory insurance program employees are eligible for out-patient and in-patient care, except for complex surgeries and expensive diagnostics and therapy, as provided in the regional mandatory medical insurance program.

In addition to the above, OJSC NLMK provides voluntary medical insurance to its employees, which provide for emergency care, medical and orthopaedic consultations, treatment in specialized clinics for serious diseases and rehabilitation in health resorts.

An important area of the Company's social policy is construction of apartments for its employees.

## Pensions

The Company has its own corporate pension plan. NLMK is one of the founders of the Social Development Corporate Pension Fund.

Currently the Social Development Fund is among the top 40 corporate pension funds in Russia and is the largest in the Central Black-Earth Region. As at January 1, 2006, 27,488 NLMK employees were contributors and participants in the Fund.

NLMK paid USD 2.7m to the Social Development Fund for its employees in 2005. The Fund invests money received from the participants through Libra Capital Management Company. Investment income distributed by the Fund among contributors' accounts was 12% per annum in the reporting year. The Fund's pension reserves are USD 36.5m.

Since July 2001, the Fund has been paying corporate pensions. For the period from 2001 to 2005, 5,761 employees of NLMK joined the Fund's pension plan.

## Social Development Non-Governmental Fund's pension reserves in 2001-2005


USD m
2001
5.9
1.7
2002
10.4
1.9
2003
17.9
2.2
2004
27.0
2.6
2005
36.5
2.7
Pension reserves
OJSC NLMK contributions for its employees

## Movement in income tax charges paid by NLMK Group in 2002-2005


USD m
2002
107.7
2003
190.8
2004
479.7
2005
434.9

## Structure of OJSC NLMK tax charges in 2005


Consolidated budget of Lipetsk Region – 67%
Federal budget – 27%
Non-budgetary funds – 6%

According to the Fund's rules a corporate pension is payable within the period from three to thirty years (at a participant's discretion) until the whole amount is withdrawn from the account. These payments are made in accordance with previously defined pension contributions of the participants.

## Tax payments

For many years, NLMK has been regularly remitting taxes to the budgets at all levels. Efficient activities of NLMK Group companies are a the guarantee of the continuing development of the regions where they operate. In 2005, the total income tax transferred by NLMK to the budget was USD 434.9m.

The parent company, OJSC NLMK, which operates in Lipetsk region, is the largest company in the region. OJSC NLMK has been showing positive financial results over several years that significantly surpass the results of operations of other enterprises in the region. OJSC NLMK accounts for 62% of the consolidated financial results of all enterprises in Lipetsk region. As a result, taxes paid by the Company account for a significant part of the city tax revenue (45%) and of the consolidated budget of Lipetsk region (54%).

NLMK takes responsibility for maintaining stability in the Lipetsk region. This is also determined by the fact that thousands of steel-makers and their family members live in Lipetsk and they should live in a comfortable social environment. Creating a comfortable environment is one of the Company's objectives.

The social aspects of NLMK's activities are not limited to timely and complete tax payments to the budgets at all levels and non-budgetary funds as required by Russian law. NLMK seeks to enhance the social welfare of its employees and to improve their living conditions as the quality of life and social environment of its employees is a key factor for the Company's success in the future.

CORPORATE GOVERNANCE

**NOVOLIPETSK STEEL**

# PRINCIPLES OF CORPORATE GOVERNANCE

## Economic Feasibility

The corporate governance model selected by NLMK ensures clear distribution of strategic and operational management functions between the Company's Board of Directors and the management team. The distribution of authorities and segregation of activities enables the assignment of responsibilities for the decision-making process at all levels of management. Activities of the Shareholders' Meeting, Board of Directors and management are based on principles of economic feasibility and are aimed at maintaining manageability and ensuring the Company's stable development and growth in value.

## Protecting the Rights of Shareholders and Investors

Corporate governance of the Company is carried out in accordance with the Law of the Russian Federation «On Joint Stock Companies», other regulatory acts governing operations of joint stock companies in the Russian Federation, the Charter, Code of Corporate Governance and other NLMK internal documents. The Company follows international practices of good corporate governance to protect the rights of its shareholders and investors.

## Transparency

Confidence in the Company depends on the transparency of its financial and business operations, and reliable data provided by management on a regular basis. NLMK complies with the disclosure standards established by Russian legislation, the requirements of the Federal Service for Financial Markets and of the Listing rules issued by the UKLA and other UK regulatory acts. The Company endeavours to ensure timely and precise disclosure of data on all significant issues, including operating results, financial position, ownership and corporate governance. NLMK prepares US GAAP financial statements. The Company works with leading information agencies and uses advanced communications methods to efficiently distribute information on its operations.

# MANAGEMENT BODIES OF NLMK

The General Meeting of Shareholders is the supreme corporate body of Novolipetsk Steel (NLMK). The Board of Directors performs the general management of the Company. The General Director and Management Board are executive bodies carrying out day-to-day operations.

## General Meeting of Shareholders

The major issues falling within the competence of the General Meeting of Shareholders are:

- introducing amendments and additions to the Company's Charter or approval of a new version of the Charter, reorganization or liquidation of the Company;
- increasing the charter capital of the Company through an increase in the par value of shares or by issuing additional shares. Decreasing the charter capital of the Company through a reduction in the par value of shares, cancellation of shares acquired by the Company but not sold within one year from their acquisition, cancellation of the Company's treasury shares and cancellation of shares whose title has reverted to the Company due to non-payment. Decreasing the Company's charter capital through the acquisition by the Company of shares in order to reduce their total number. Share splits and consolidations;
- determining the number of members on the Board of Directors. Election of the Board of Directors and the Review Commission, the General Director, and early termination of their authority. Approval of the Company's Auditor;
- approving annual reports, annual financial statements, including income statements (profit and loss accounts) of the Company, and also distribution of profits, including payment (declaration) of dividends, and losses of the Company;
- approval of major transactions, participation in holding companies, financial and industrial groups, and other associations of commercial organizations.

The Annual General Shareholders' Meeting is convened not earlier than two months and not later than six months after the end of the financial year. Extraordinary General Shareholders' Meetings may be convened in addition to the Annual General Shareholders' Meeting.

The Extraordinary General Shareholders' Meeting is held in accordance with a decision of the Board of Directors on its own initiative, requests of the Internal Audit Commission, the Company's Auditor or shareholders (a shareholder) who owns at least 10% of the voting shares.

The Board of Directors determines the agenda of the General Meeting of Shareholders in the course of preparation for the meeting.

The voting procedure at the General Meeting of Shareholders complies with the principle «one share – one vote», except for the election of the Board members that is conducted by cumulative voting.

In 2005, the Company had two Extraordinary and one Annual General Shareholders' Meetings.

The Annual General Shareholders' Meeting of OJSC NLMK was held on May 20, 2005. The Meeting considered issues within the competence of the Annual General Shareholders' Meeting and the issues of amending the Charter, approving the revised Regulations on the Board of Directors' remuneration, and approving the interested-party transactions and remuneration to members of the Board of Directors.

Shareholders approved the annual report, balance sheet, profit and loss statement, and distribution of profits. Based on the Company's results for 2004, the shareholders made the decision to declare dividends on OJSC NLMK issued ordinary shares in the amount of RUR 1.8 per ordinary share and, taking into account the interim dividends of RUR 1.0 per ordinary share paid out for 9 months 2004, to pay RUR 0.8 per ordinary share additionally. The total amount of dividends was RUR 10,788m.

The General Shareholders' Meeting elected the new Board of Directors of NLMK, General Director and the Review Commission.

The shareholders approved CJSC PricewaterhouseCoopers Audit as the statutory auditor of OJSC NLMK for 2005 and engaged the same firm to perform an audit of the Company's US GAAP financial statements.

The shareholders approved the amendments to the Charter with respect to the full name of the Company in English and the revised Regulations on the Board of Directors' remuneration.

OJSC NLMK Extraordinary General Meeting of Shareholders held on September 26, 2005 considered the issue of dividends payment for 6 months 2005. The shareholders decided to pay dividends of RUR 1 per ordinary share for 6 months 2005. The total amount of dividends was RUR 5,993m.

OJSC NLMK Extraordinary General Meeting of Shareholders held on November 16, 2005 considered the issue on approval of interested-party transactions.

## Board of Directors

The OJSC NLMK Board of Directors determines strategic areas for the Company's development and exercises the general management of its activities. The Board of Directors has the right to resolve any issues except for those assigned to the exclusive competence of the General Meeting of Shareholders.

The Board of Directors guarantees that operations are carried out in accordance with the Charter, Code of Corporate Governance and decisions of the General Shareholders' Meeting. The OJSC NLMK Board of Directors consists of nine members. Board members are elected by the General Shareholders' Meeting for a one-year term. The members of the Board of Directors select the Chairman of the Board of Directors by a majority vote of all members of the Board. OJSC NLMK Board members have access to all information needed to perform their duties. The Company intends to maintain at least three independent directors on the Board of Directors.

The major issues within the competence of the Board of Directors are:

- prioritization of the Company's lines of activity;
- convening the General Shareholders' Meeting and approving its agenda;
- formation of the Company's Management Board and early termination of its mandate;

- recommendation of the size of dividends on shares and procedures for distribution, and use of the Company's reserve capital;
- the Company's interests in other organizations, establishing the Company's branches and opening representative offices;
- approval of major transactions related to acquisitions and disposals;
- approval of documents determining the working procedures of the Company's management bodies.

**OJSC NLMK Board of Directors as of 31.12.2005**

| |
|---|
| Vladimir S. Lisin<br>*Chairman of the Board of Directors* |
| Vladimir N. Skorokhodov<br>*Deputy Chairman of the Board of Directors* |
| Oleg V. Bagrin |
| Nikolai A. Gagarin |
| Dmitriy A. Gindin |
| Oleg V. Kiselev* |
| Nikolai P. Lyakishev |
| Randolph Reynolds |
| Igor P. Fedorov |

** Mr. Kiselev applied for withdrawal from the Board of Directors on 23.11.2005.*

17 meetings of the Board of Directors were held during 2005. The following principal decisions were taken at these meetings:

**1.** On approval of OJSC NLMK budget .

**2.** On approval of OJSC NLMK internal documents:
   - Regulations on the Committee on personnel, remuneration and social policies;
   - Regulations on the Strategic Planning Committee;
   - Regulations on the Audit Committee;
   - Regulations on OJSC NLMK information policies;
   - Regulations on the authority of the Division of Audit within the system of internal controls over NLMK's financial and business operations;
   - Regulations on NLMK-DV – OJSC NLMK Far East Branch.

**3.** On approval of the interested-party transaction:
   - Approval of Prospectus to access trading in OJSC NLMK Global Depositary Shares at the London Stock Exchange.

**4.** On forming Committees under OJSC NLMK Board of Directors.
The following committees were formed at the meetings of the Board of Directors:
   - Audit Committee (Committee Chairman: Randolph Reynolds, member of the Company's Board of Directors; Committee members: Oleg Bagrin and Igor Fedorov, members of NLMK's Board of Directors);
   - Strategic Planning Committee (Committee Chairman: Vladimir Lisin, Chairman of NLMK's Board of Directors; Committee members: Vladimir Skorokhodov, Deputy Chairman of NLMK's Board of Directors, Nikolai Gagarin and Nikolai Lyakishev, members of NLMK's Board of Directors);

□ Committee on personnel, remuneration and social policies (Committee Chairman: Oleg Kiselev, Dmitriy A. Gindin, member of the Committee, was authorized to take over the responsibilities of the Committee Chairman at the Board meeting held on November 23, 2005), Committee members: Stanislav Tsyrlin, NLMK's Director for Strategy and Management Systems, and Sergei Melnik, NLMK's Director for Human Resources and Administration).

5. On amending NLMK's Charter.
In accordance with the decision of the General Meeting of NLMK's Shareholders, the Charter was amended with respect to the full name of the Company in English.
6. On convening General Shareholders' Meetings of the Company and approval of related issues and events.
7. Approval of the structure of NLMK's Management Board and its members.
8. Prioritization of the Company's lines of activity.
Mr V.A. Loskutov, NLMK's Director for Real Estate and Securities Management, was approved as the Secretary of NLMK's Board of Directors.

## General Director and Management Board

The General Director and the Management Board, a collective executive body, oversee NLMK's day-to-day activities.

The General Director ensures execution of decisions of the General Meeting of Shareholders and the Board of Directors. The competence of the General Director includes issues of the management of day-to-day operations, except for issues assigned to the exclusive competence of the General Shareholders' Meeting and the Board of Directors. The General Director submits the list of the Management Board members for the approval of the Board of Directors, organizes the Management Board's work, and acts as its Chairman.

The Management Board operates in accordance with the goals and objectives set by the General Shareholders' Meeting. The main goal of the Management Board is to manage the current operations professionally and in good faith so as to ensure the stable profitability of the Company.

**Members of OJSC NLMK Management Board as of 31.12.2005**

Vladimir P. Nastich
*General Director of NLMK, Chairman of the Management Board*

Sergei A. Rakitin
*Technical Director – Chief Engineer*

Galina A. Aglyamova
*Deputy General Director for Economics and Finance*

Igor N. Anisimov
*Director for Purchasing*

Viacheslav I. Vorotnikov
*Director for Production*

Pavel V. Gorodilov
*Director for Sales*

## Novolipetsk Steel (NLMK) Management Structure



General Meeting of Shareholders
Board of Directors
General Director
Chairman of the Management Board
Technical Director
Chief Engineer
Deputy General Director
Technical Upgrading
& Development
Deputy General Director
Public Relations
Deputy
General Director
Power & Energy
Deputy General Director
External Relations –
Director of NLMK's
Representative Office
in Moscow
Deputy
General Director
Economics & Finance
Director
Power & Energy Services
Human Resources
and Administration
Division
Economics
and Finance
Division
Production
Division
Strategy and
Management Systems
Division
Property & Securities
Management Division
Maintenance Services
Division
Purchasing Division
Accounting
Division
Environmental Safety
Division
Sales Division
Legal Division
IT Division
Audit Division
Construction & Building
Maintenance
Division
Security Division
Medical Service &
Social Issues
Division


***Note:*** *Management structure as of 31.12.2005.*

Anatoliy N. Koryshev
*Director of Repairs Plant*

Alexander I. Kravchenko
*Director for Legal Issues*

Sergei P. Melnik
*Director for Human Resources and General Issues*

Sergei V. Perekatov
*Director for Construction and Repair Facilities*

Vladislav A. Smirnov
*Deputy General Director for Power Engineering*

Alexander A. Sokolov
*Director for Accounting – Chief Accountant*

Vladimir A. Tretyakov
*IT Director*

Victor V. Khripunkov
*Security Director*

Stanislav E. Tsyrlin
*Director for Strategy and Management Systems*

## Internal Audit Commission

The Internal Audit Commission supervises the financial and business operations of the Company. The General Meeting of Shareholders elects its members for a one-year term. Persons involved in the management of the Company may not be members of the Internal Audit Commission.

The Internal Audit Commission acts on the basis of the Company's Charter and Regulations on the Review Commission and coordinates audits of the financial and business operations of the Company. The objective of the Commission is to obtain sufficient assurance that the Company's operations comply with effective legislation and do not infringe upon shareholders' rights, and that there are not any material misstatements in the Company's accounting and reporting.

**The members of OJSC NLMK Review Commisssion as of 31.12.2005:**

Valeriy S. Kulikov

Igor A. Matsak

Olga N. Savushkina

Galina I. Shipilova

Natalia V. Kurasevich

## OJSC NLMK Subsidiaries and Associates as of 31.12.2005

| Company name | Location | NLMK's share in the company's Charter capital, % |
|---|---|---|
| I. Subsidiaries | | |
| LLC Lipetsk Insurance Company Chance | 398059, Lipetsk, Nedelina st., 30 | 100 |
| LLC Steel | 152620, Yaroslavl region, Uglich, Lenina st., 1 | 100 |
| LLC Novolipetskoye | 398052, Lipetsk region, village Tyushevka | 100 |
| LLC Karamyshevskoye | 399077, Lipetsk region, Griazi district, village Karamyshevo | 100 |
| LLC Trade House NLMK | 109240, Moscow, Kotelnicheskaya nab., 1/15, building B | 100 |
| Subsidiary Holiday Hotel Novolipetsky Metallurg | 334886, Ukraine, Sudak, Chekhova per., 25 | 100 |
| LLC Larmet | 121165, Moscow, Studencheskaya st., 44/28 | 99.98 |
| LLC Vimet | 398005, Lipetsk, Mira pr., 35a | 99.97 |
| OJSC Stoilensky GOK | 309530, Belgorod region, Stary Oskol | 96.98 |
| OJSC Dolomite | 399854, Lipetsk region, Dankov, Sverdlova st., 1 | 92.74 |
| OJSC Studenovskaya Joint Stock Mining Company | 398008, Lipetsk, Gaidara st., 4 | 88.62 |
| LLC Vtormetsnab NLMK | 398040, Lipetsk, Metallurgov sq., 2 | 70.00 |
| LLC Independent Transport Company | 119991, Moscow, Leninsky pr., 32a | 70.00 |
| OJSC Tuapsinsky Sea Commercial Port (TMTP) | 352800, Krasnodar region, Tuapse, Gorkogo st., 2 | 69.41 |
| OJSC North Oil and Gas Company | 105082, Moscow, Spartakovskaya sq., 14, Bld.1 | 62.00 |
| LLC Lipetskaya Municipal Energy Company | 398001, Lipetsk, Peter the Great sq., 4a | 51.00 |
| OJSC Lipetskcombank | 398600, Lipetsk, Internationalnaya st., 8 | 50.07* |
| II. Associates | | |
| OJSC Lipetsky Gipromez | 398600, Lipetsk, Kalinina st., 1 | 43.44 |
| OJSC Combinat KMAruda | 309182, Belgorod region, Gubkin | 32.89 |
| LLC Neptun | 398005, Lipetsk, Admirala Makarova st., 1в, office No.35 | 25.00 |

* *OJSC NLMK holds 50.14% voting shares (ordinary shares).*

| III. Subsidiaries of OJSC NLMK Subsidiaries | |
|---|---|
| LLC AvtoKIM-2001 | Moscow |
| LLC Investment Company LKB-Finance | Lipetsk |
| LLC Novolipetsk Insurance Company | Lipetsk |
| LLC Insurance Medical Company Novolipetskaya | Lipetsk |
| LLC Karavella | Tuapse |
| LLC Nafta (T) | Tuapse |
| OJSC Firm Tuapsegrazhdanstroy | Tuapse |
| OJSC Tuapsinsky Sudoremontny Zavod | Tuapse |
| LLC TUAPSEVNESHTRANS | Tuapse |
| LLC Private Security Company VV-Zaschita | Stary Oskol |
| LLC Uterra | Belgorod Region |

SHARE CAPITAL

NOVOLIPETSK STEEL

# SHARE CAPITAL

As of 31.12.2005, NLMK's charter capital was RUR 5,993,227,240 (five billion nine hundred ninety three million two hundred twenty seven thousand two hundred forty) and consisted of 5,993,227,240 (five billion nine hundred ninety three million two hundred twenty seven thousand two hundred forty) floated ordinary shares with a par value of RUR 1.0. The Company's shares are registered and non-documentary.

**NLMK's major shareholders as of 31.12.2005**

| Name | % of share capital held |
|---|---|
| SILENER MANAGEMENT LIMITED | 18.98 |
| MEROBEL INVESTMENTS LIMITED | 16.19 |
| CASTELLA INVESTMENTS LIMITED | 15.94 |
| ULTIMEX TRADING LIMITED | 14.91 |
| VEFT ENTERPRISES LIMITED | 8.25 |
| CJSC Investment and Finance Company LKB-INVEST | 7.52 |

Registered holder having at least 5% of NLMK's ordinary shares registered on its personal account as of 31.12.2005:

LLC Deutsche Bank – 7.69% of NLMK's share capital (ordinary shares).

# SHARE PRICE INFORMATION

From January 14, 2005, NLMK's ordinary shares of (code – NLMK) are included in the Quotation List B of the List of Securities traded on the Classic Market of Non-profit Partnership RTS Stock Exchange.

From November 5, 2003 to January 28, 2005, the RTS Board provided information on indicative quotations of NLMK's ordinary shares (ticker symbol – NLMK). This data was not an official quotation of NLMK's securities, however, it could be used as a basis for calculation of market capitalization of the Company.

For the period from January 14 through December 31, 2005, there were 1,038 transactions with NLMK's shares in the Classic Market of RTS Stock Exchange for a total of USD 66,388,232. The last transaction closing price was USD 1.43. At December 31, 2005, capitalization of NLMK in the Classic Market of RTS Stock Exchange was USD 8,570,314,953.

Since November 23, 2004, NLMK's ordinary shares have been included in the list of OJSC RTS Exchange system (ticker symbol – NLMKG). For the period from January 1 through December 31, 2005, there were 2,882 transactions with NLMK's shares in OJSC RTS Exchange system for a total of RUR 654,639,896. The last transaction closing price was RUR 41.0. At December 31, 2004, capitalization of NLMK in OJSC RTS Exchange system was RUR 245,722,316,840 (USD 8,537,212,432 at the Central Bank of Russia's exchange rate effective at 31.12.2005). On December 9, 2005 NLMK placed 420m shares or 42m Global Depositary Shares (GDS) at the London Stock Exchange (LSE) that represent approximately 7% of the Company's share capital.

**NLMK Shares in RTS (Since the date of inclusion into the Classic Market list on 14.01.2005)**


Share price, USD
Bid
Ask
2.3
2.2
2.1
2.0
1.9
1.8
1.7
1.6
1.5
1.4
1.3
1.2
1.1
0.9
0.8
01.2005
02.2005
03.2005
04.2005
05.2005
06.2005
07.2005
08.2005
09.2005
10.2005
11.2005
12.2005

**Capitalization of NLMK in RTS in 2005**


USD bn
13
12
11
10
9
8
7
6
5
4
3
2
1
01.2005
02.2005
03.2005
04.2005
05.2005
06.2005
07.2005
08.2005
09.2005
10.2005
11.2005
12.2005

**NLMK's GDS at the London Stock Exchange**


GDS price, USD
24
23
22
21
20
19
18
17
16
15
14
13
12
12.2005
01.2006
02.2006
03.2006

The placement price was USD 1.45 per share, or USD 14.5 for GDS (each GDS represents 10 ordinary shares). The Company raised USD 609m. Thus, NLMK's capitalization reached USD 8.7bn.

At March 31, 2006 NLMK's capitalization in RTS was USD 12,148,271,615.

At March 31, 2006 NLMK's GDS was priced at USD 20.5 at the London Stock Exchange (LSE), which corresponds to capitalization of USD 12.3bn.

## DIVIDENDS

The Dividend Policy of OJSC NLMK approved on June 2004 was developed to clarify the Company's strategy for distribution and use of OJSC NLMK net profits to the shareholders and all interested parties to the maximum extent possible.

The Dividend Policy is aimed at increasing the fundamental value of the Company with annual distribution of dividends based on the amount of profits and funds required for further development of OJSC NLMK. The objective of the Company's dividend policy is to ensure sustainable dividend distributions to the Company's shareholders.

The Company pays dividends provided that:

- the Company has a net profit for the reporting period under US GAAP;
- Russian law does not provide for any limitation on dividend distributions;
- the Company maintains a stable financial position and ensures prospects for further development;
- the Board of Directors gives recommendations on the size of dividend;
- the General Shareholders' Meeting takes a corresponding decision.

Dividends are paid to the Company's shareholders out of the Company's net profit reported in the Russian statutory accounting reports.

In 2006 the Board of Directors recommended the following amendments to the Dividend Policy:

- increase the minimum percentage of NLMK's annual net profit allocated for dividend distribution from 15 to 20%;
- target an average dividend payment during a five-year period of 30% of US GAAP annual net income;
- net profit from divestments from equity securities which fail to ensure significant influence or control over the issuer can be fully allocated for dividend payment provided no cash mobilization is required for investment activity.

The amount of recommended dividends per share is calculated based on the amount of funds committed to dividend distributions and translated at the closing exchange rate of the Central Bank of Russia, and the number of the floated and outstanding shares.

Recommendations of the Company's Board of Directors on the size of dividends are submitted to the shareholders for their final approval. The decision on dividend distribution and the size of dividends is taken by the General Shareholders' Meeting. The amount of dividend may not exceed that recommended by the Board of Directors.

| Period for which dividends were paid | 2002 | 2003 | 2004 | 2005 6 months |
|---|---|---|---|---|
| **Dividends per share issued, RUR** | 312.5 | 0.6045 | 1.8 | 1.0 |
| **Number of shares issued on the dividend declaration date, pieces** | 5,987,240 | 5,993,227,240 | 5,993,227,240 | 5,993,227,240 |
| **Total amount of dividends accrued, RUR** | 1,871,012,500 | 3,622,905,867 | 10,787,809,032 | 5,993,227,240 |

# SUGGESTED PROFIT ALLOCATION

Board of Directors of NLMK recommended that the General Shareholders' Meeting declare dividends of RUR 17,979,681,720 based on 2005 results.

| | |
|---|---|
| **Number of OJSC NLMK issued shares, pieces** | 5,993,227,240 |
| **Dividends per ordinary share with a par value of RUR 1.0, RUR** | 3.0 |
| **Total amount of dividends based on 2005 results, RUR** | 17,979,681,720 |

With the interim dividends of RUR 1.0 per ordinary share declared by the General Shareholders' Meeting in September 2005 taken into account, dividends of RUR 2.0 per OJSC NLMK ordinary share will be paid additionally based on 2005 results.

The Board of Directors recommended that profit remaining after dividend distributions is used for NLMK's technical upgrading and investment programs.

# NOVOLIPETSK STEEL

## NLMK GROUP'S CONSOLIDATED FINANCIAL STATEMENTS

*prepared in accordance with accounting principles generally accepted in the United States of America as at and for the years ended December 31, 2005, 2004 and 2003 (with Report of independent auditors thereon)*

# THE OJSC NLMK MANAGEMENT'S OPINION ON THE GROUP CONSOLIDATED US GAAP FINANCIAL STATEMENTS

The Management's Opinion stated below should be considered as an integral part of these consolidated financial statements of the Open Joint Stock Company Novolipetsk Steel (further – NLMK) prepared in accordance with the accounting principles generally accepted in the United States of America.

The NLMK management confirms its responsibility for the preparation of the consolidated financial statements of the Group as at and for the years ended December 31, 2005, 2004 and 2003 consisting of balance sheets, statements of income, statements of cash flows, statements of shareholders' equity and comprehensive income and notes to consolidated financial statements.

The NLMK financial statements, its subsidiaries and affiliated companies underwent an independent audit which confirms its compliance with the accounting principles generally accepted in the United States of America. Independent audit is held by the international company PricewaterhouseCoopers. While conducting their audits, independent auditors have access to the financial and other documents and also implement other tests needed to achieve sufficient confidence for expressing an opinion that the consolidated financial statements comply with the current legislation requirements and free of material misstatement.

Companies of the NLMK Group have an operating system of internal financial control, which major goal is to provide:

- the most effective organization of accounting;
- compliance with current legislation requirements;
- safety of property and other assets.

On the completion of the internal and external control procedures, the appropriate reports were given to the NLMK management, confirming fair presentation of the financial position, results of operations and cash flows of the Parent company and its subsidiaries and affiliated companies in the consolidated financial statements and its conformity with the accounting principles generally accepted in the United States of America.

General Director — Nastich V.P.

Chief Accountant — Sokolov A.A.

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bldg. 5
115054 Moscow Russia
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

**To the Board of Directors of OJSC Novolipetsk Steel**

We have audited the accompanying consolidated balance sheets of OJSC Novolipetsk Steel and its subsidiaries (the «Group») as at December 31, 2005, 2004 and 2003, and the related consolidated statements of income, cash flows and stockholders' equity and comprehensive income for the years then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 10 to the consolidated financial statements, the cost of certain property, plant and equipment was determined with the assistance of an independent appraiser, who provided US dollar estimates of the fair value of the Group's property, plant and equipment.

In our opinion, except for the effects of using the appraisal to determine the carrying value for certain property, plant and equipment as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as at December 31, 2005, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

ZAO PricewaterhouseCoopers Audit

Moscow, Russian Federation
April 17, 2006

---

* *The firm is an authorized licensee of the tradename and logo of PricewaterhouseCoopers.*

## CONSOLIDATED BALANCE SHEETS

*as at December 31, 2005, 2004 and 2003 (All amounts in thousands of US dollars, except for share data)*

| ASSETS | Note |
|---|---|
| **Current assets** | |
| Cash and cash equivalents | 4 |
| Short-term investments | 6 |
| Accounts receivable, net | 7 |
| Inventories, net | 8 |
| Other current assets, net | 9 |
| Restricted cash | 5 |
| **Non-current assets** | |
| Long-term investments | 6 |
| Property, plant and equipment, net | 10 |
| Intangible assets, net | 11 |
| Goodwill | 11 |
| Other non-current assets, net | 9 |
| **Total assets** | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| **Current liabilities** | |
| Accounts payable and other liabilities | 12 |
| Current income tax liability | |
| Short-term capital lease liability | |
| **Non-current liabilities** | |
| Long-term capital lease liability | |
| Deferred income tax liability | 16 |
| Other long-term liabilities | 13 |
| **Total liabilities** | |
| **Commitments and contingencies** | 25 |
| **Minority interest** | 14 |
| **Stockholders' equity** | |
| Common stock, 1 Russian ruble par value – 5,993,227,240, 5,993,227,240 and 5,987,240 shares issued and outstanding at December 31, 2005, 2004 and 2003 | 15 |
| Statutory reserve | 15 |
| Additional paid-in capital | |
| Other comprehensive income | |
| Retained earnings | |
| **Total liabilities and stockholders' equity** | |

*The consolidated financial statements as set out on pages 4 to 38 were approved on April 17, 2006.*

| | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| | 1,896,741 | 1,348,615 | 729,641 |
| | 27,040 | 21,153 | 180,797 |
| | 660,054 | 588,562 | 377,746 |
| | 501,556 | 475,303 | 301,303 |
| | 208,920 | 148,748 | 63,336 |
| | 7,979 | 5,094 | 23,104 |
| | **3,302,290** | **2,587,475** | **1,675,927** |
| | 31,470 | 51,425 | 39,925 |
| | 2,393,549 | 2,257,628 | 1,332,579 |
| | 16,655 | 21,594 | – |
| | 173,357 | 179,815 | – |
| | 133,747 | 67,984 | 36,834 |
| | **2,748,778** | **2,578,446** | **1,409,338** |
| | **6,051,068** | **5,165,921** | **3,085,265** |
| | 507,637 | 455,042 | 251,687 |
| | 40,639 | 78,638 | 23,032 |
| | – | 232 | 6,114 |
| | **548,276** | **533,912** | **280,833** |
| | – | 313 | 11,563 |
| | 294,337 | 305,472 | 159,716 |
| | 61,675 | 19,946 | 6,593 |
| | **356,012** | **325,731** | **177,872** |
| | **904,288** | **859,643** | **458,705** |
| | – | – | – |
| | **92,576** | **85,787** | **16,652** |
| | 221,173 | 221,173 | 14,440 |
| | 10,267 | 10,267 | 32 |
| | 1,812 | 680 | 680 |
| | 71,899 | 242,387 | 27,672 |
| | 4,749,053 | 3,745,984 | 2,567,084 |
| | **5,054,204** | **4,220,491** | **2,609,908** |
| | **6,051,068** | **5,165,921** | **3,085,265** |

## CONSOLIDATED STATEMENTS OF INCOME

*for the years ended December 31, 2005, 2004 and 2003*

| | Note |
|---|---|
| **Sales revenue** | 22 |
| **Cost of sales** | |
| Production cost | |
| Depreciation and amortization | |
| | |
| **Gross profit** | |
| General and administrative expenses | |
| Selling expenses | |
| Taxes other than income tax | |
| **Operating income** | |
| Loss on disposals of property, plant and equipment | |
| Gain / (loss) on investments | |
| Interest income | |
| Interest expense | |
| Foreign currency exchange loss, net | |
| Other income / (expense), net | |
| **Income before income tax and minority interest** | |
| Income tax | 16 |
| **Income before minority interest** | |
| Equity in net earnings of associate | |
| Minority interest | 14 |
| **Net income** | |
| **Income from continuing operations per share (US dollars)** | |
| basic and diluted | |
| **Net income per share (US dollars)** | |
| basic and diluted | 17 |

*All amounts in thousands of US dollars, except for earnings per share amounts*

| For the year ended December 31, 2005 | For the year ended December 31, 2004 | For the year ended December 31, 2003 |
|---|---|---|
| 4,468,726 | 4,538,686 | 2,468,022 |
| | | |
| (2,118,111) | (1,888,702) | (1,293,330) |
| (283,622) | (243,656) | (157,809) |
| (2,401,733) | (2,132,358) | (1,451,139) |
| | | |
| **2,066,993** | **2,406,328** | **1,016,883** |
| | | |
| (107,867) | (92,517) | (69,524) |
| (62,614) | (57,839) | (40,760) |
| (36,473) | (33,108) | (24,325) |
| | | |
| **1,860,039** | **2,222,864** | **882,274** |
| | | |
| (11,812) | (12,231) | (7,949) |
| (1,523) | 165,174 | 12,136 |
| 98,872 | 50,069 | 33,633 |
| (15,091) | (12,296) | (7,344) |
| (7,900) | (39,101) | (42,999) |
| (16,342) | (10,477) | 11,983 |
| | | |
| **1,906,243** | **2,364,002** | **881,734** |
| | | |
| (495,683) | (572,221) | (223,035) |
| | | |
| 1,410,560 | 1,791,781 | 658,699 |
| | | |
| 3,701 | – | – |
| (28,925) | (19,280) | (2,243) |
| | | |
| **1,385,336** | **1,772,501** | **656,456** |
| | | |
| 0.2312 | 0.2958 | 0.1095 |
| | | |
| 0.2312 | 0.2958 | 0.1095 |

## CONSOLIDATED STATEMENTS OF CASH FLOWS
*for the years ended December 31, 2005, 2004 and 2003*

| | Note |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| **Net income** | |
| **Adjustments to reconcile net income to net cash provided by operating activities:** | |
| Minority interest | 14 |
| Depreciation and amortization | |
| Loss on disposals of property, plant and equipment | |
| (Gain) / loss on investments | |
| Equity in net earnings of associate | |
| Deferred income tax (benefit) / expense | 16 |
| Stock-based compensation | 24(e) |
| Other movements | |
| **Changes in operating assets and liabilities** | |
| Increase in accounts receivable | |
| Increase in inventories | |
| Decrease / (increase) in other current assets | |
| Increase in loans provided by the subsidiary bank | |
| Increase in accounts payable and other liabilities | |
| Increase / (decrease) in current income tax payable | |
| **Net cash provided by operating activities** | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Acquisitions of subsidiaries, net of cash acquired of $38,109 | 21 |
| Proceeds from sale of property, plant and equipment | |
| Purchases and construction of property, plant and equipment | |
| Proceeds from sale of investments | |
| Purchase of investments | |
| Movement of restricted cash | |
| **Net cash used in investing activities** | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Proceeds from borrowings and notes payable | |
| Repayment of borrowings and notes payable | |
| Proceeds from issuance of additional stock in subsidiaries to minority stockholders | |
| Capital lease payments | |
| Payments to controlling shareholders for common control transfer of interests in a new subsidiary, net of cash of $1,070 received in transferred subsidiary | 21 |
| Payments to controlling shareholders for common control transfers of interests in existing subsidiaries | 24 |
| Repayment of loan by controlling shareholders | 24 |
| Proceeds from controlling shareholders for sale of investments | 24 |
| Dividends to shareholders | |
| **Net cash provided by / (used in) financing activities** | |

*Thousands of US dollars*

| For the year ended December 31, 2005 | For the year ended December 31, 2004 | For the year ended December 31, 2003 |
|---|---|---|
| | | |
| 1,385,336 | 1,772,501 | 656,456 |
| | | |
| 28,925 | 19,280 | 2,243 |
| 283,622 | 243,656 | 157,809 |
| 11,812 | 12,231 | 7,949 |
| 1,523 | (165,174) | (12,136) |
| (3,701) | – | – |
| 162 | (35,945) | (13,498) |
| 1,132 | – | – |
| (21,609) | 2,096 | (19,342) |
| | | |
| (96,486) | (158,628) | (86,853) |
| (47,077) | (132,375) | (71,038) |
| (33,208) | 331 | 328 |
| (69,142) | (86,501) | (44,357) |
| 107,377 | 146,731 | 86,360 |
| (33,990) | 51,140 | 4,390 |
| **1,514,676** | **1,669,343** | **668,311** |
| | | |
| | | |
| – | (173,856) | – |
| 10,616 | 8,352 | 15,677 |
| (573,220) | (269,459) | (239,279) |
| 72,872 | 518,866 | 17,650 |
| (42,722) | (185,594) | (187,590) |
| (3,122) | 3,378 | (15,589) |
| **(535,576)** | **(98,313)** | **(409,131)** |
| | | |
| 20,143 | 2,545 | 470 |
| (7,234) | (22,161) | (930) |
| – | – | 388 |
| – | (40,818) | (6,648) |
| – | (635,383) | – |
| – | (2,617) | – |
| – | – | 71,415 |
| – | 5,554 | 38,104 |
| (384,973) | (332,817) | (61,675) |
| **(372,064)** | **(1,025,697)** | **41,124** |

*for the years ended December 31, 2005, 2004 and 2003*

| | Note |
|---|---|
| **Net increase in cash and cash equivalents** | |
| Effect of exchange rate changes on cash and cash equivalents | |
| Cash and cash equivalents at the beginning of the year | 4 |
| **Cash and cash equivalents at the end of the year** | 4 |
| **Supplemental disclosures of cash flow information:** | |
| **Cash paid during the year for:** | |
| Income tax | |
| Interest | |
| **Non cash operating activities:** | |
| Offset of income tax payable with VAT receivable | |
| **Non cash investing activities:** | |
| Capital lease liabilities incurred | 18 |
| Reclassification of restricted cash to long-term investments | 5 |
| **Non cash investing and financing activities as a result of:** | |
| Transfers of subsidiary interests from common control parties reflected as capital contribution, net of cash 3received of $1,070 | 21 |
| CFair value of net assets acquired from third parties in new subsidiaries, net of cash acquired of $38,109 in OJSC TMTP and its subsidiaries | 21 |

*Thousands of US dollars*

| | For the year ended December 31, 2005 | For the year ended December 31, 2004 | For the year ended December 31, 2003 |
|---|---|---|---|
| | 607,036 | 545,333 | 300,304 |
| | (58,910) | 73,641 | 46,380 |
| | 1,348,615 | 729,641 | 382,957 |
| | 1,896,741 | 1,348,615 | 729,641 |
| | | | |
| | | | |
| | | | |
| | | | |
| | 434,885 | 479,732 | 190,810 |
| | 13,623 | 12,002 | 7,369 |
| | | | |
| | | | |
| | 96,427 | 76,251 | 41,333 |
| | | | |
| | | | |
| | – | 19,920 | 17,059 |
| | – | 15,000 | – |
| | | | |
| | | | |
| | – | 597,665 | – |
| | – | 173,856 | – |

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

| | Note |
|---|---|
| **Balance at December 31, 2002** | |
| **Comprehensive income:** | |
| Net income | |
| Other comprehensive income: | |
| Net unrealized loss on a change in valuation of investments | |
| Deferred income tax liability effect | 2(b) |
| Cumulative translation adjustment | 2(b) |
| **Comprehensive income** | |
| Dividends to shareholders | 15 |
| **Balance at December 31, 2003** | |
| **Comprehensive income:** | |
| Net income | |
| Other comprehensive income: | |
| Net unrealized gain on a change in valuation of investments | |
| Cumulative translation adjustment | 2(b) |
| **Comprehensive income** | |
| Stock split | 15(a) |
| Increase in statutory reserve | 15(a) |
| Dividends to shareholders | 15(b) |
| Transfers of subsidiary interests from controlling shareholders | 21 |
| Payments to controlling shareholders for common control transfer of subsidiary | 21 |
| **Balance at December 31, 2004** | |
| **Comprehensive income:** | |
| Net income | |
| Other comprehensive income: | |
| Net unrealized gain on a change in valuation of investments | |
| Cumulative translation adjustment | 2(b) |
| **Comprehensive income** | |
| Stock-based compensation | 24(e) |
| Dividends to shareholders | 15(b) |
| **Balance at December 31, 2005** | |

*for the years ended December 31, 2005, 2004 and 2003 (thousands of US dollars)*

| Common stock | Statutory reserve | Additional paid-in capital | Other comprehensive income | Retained earnings | Total stockholders' equity |
|---|---|---|---|---|---|
| **14,440** | **32** | **680** | **3,723** | **1,972,303** | **1,991,178** |
| – | – | – | – | 656,456 | 656,456 |
| – | – | – | (2,390) | – | (2,390) |
| – | – | – | (145,133) | – | (145,133) |
| – | – | – | 171,472 | – | 171,472 |
| | | | | | **680,405** |
| – | – | – | – | (61,675) | (61,675) |
| **14,440** | **32** | **680** | **27,672** | **2,567,084** | **2,609,908** |
| – | – | – | – | 1,772,501 | 1,772,501 |
| – | – | – | 66 | – | 66 |
| – | – | – | 214,649 | – | 214,649 |
| | | | | | **1,987,216** |
| 206,733 | – | – | – | (206,733) | – |
| – | 10,235 | – | – | (10,235) | – |
| – | – | – | – | (338,915) | (338,915) |
| – | – | – | – | 598,735 | 598,735 |
| – | – | – | – | (636,453) | (636,453) |
| **221,173** | **10,267** | **680** | **242,387** | **3,745,984** | **4,220,491** |
| – | – | – | – | 1,385,336 | 1,385,336 |
| – | – | – | 7 | – | 7 |
| – | – | – | (170,495) | – | (170,495) |
| | | | | | **1,214,848** |
| – | – | 1,132 | – | – | 1,132 |
| – | – | – | – | (382,267) | (382,267) |
| **221,173** | **10,267** | **1,812** | **71,899** | **4,749,053** | **5,054,204** |

# NOVOLIPETSK IRON AND STEEL CORPORATION

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*as at and for the years ended December 31, 2005, 2004 and 2003 (thousands of US dollars)*

# 1. BACKGROUND

OJSC Novolipetsk Steel (the «Parent Company») and its subsidiaries (together – the «Group») is one of the largest iron and steel holdings in the Russian Federation with facilities that allow the Group to operate an integrated steel production cycle. The Parent Company is a Russian Federation open joint stock company in accordance with the Civil Code of the Russian Federation. The Parent Company was originally established as a State owned enterprise in 1934 and was privatized in the form of an open joint stock company on January 28, 1993. On August 12, 1998 the Parent Company's name was re-registered as an open joint stock company in accordance with the Law on Joint Stock Companies of the Russian Federation.

The Group's principal activity is the production and sale of ferrous metals, primarily consisting of pig iron, steel slabs, hot rolled steel, cold rolled steel, galvanized cold rolled sheet and cold rolled sheet with polymeric coatings. These products are sold both in the Russian Federation and abroad. The Group also operates in the mining and has relatively insignificant interests in the financial and seaport segments (Note 22).

The Group's main operations are in the Lipetsk region of the Russian Federation and are subject to the legislative requirements of both the Russian Federation and the Lipetsk regional authorities.

The Group's primary subsidiaries, located in Lipetsk and other regions of the Russian Federation, comprise:

- Mining companies OJSC Stoilensky GOK (acquired in 2004), OJSC StAGDoK and OJSC Dolomite. The principal activity of these companies is mining and processing of iron-ore raw concentrate, fluxing limestone and metallurgical dolomite.
- Transport company OJSC Tuapse Trade Seaport («OJSC TMTP») and its subsidiaries (acquired in 2004). The principal business activity of OJSC TMTP is cargo loading and unloading, transshipment of cargo to sea transport and vice versa.
- Trading companies LLC Trading House NLMK, LLC Stahl, LLC Vimet and LLC Larmet. The principal activity of the trading companies is the purchase of raw materials for the Group's metallurgical production and the sale of metal products.
- The commercial bank OJSC Lipetskcombank and its subsidiary. The bank possesses a general banking license issued by the Central Bank of the Russian Federation, a license for foreign currency operations and a license for brokerage activity. The bank provides banking services to commercial and retail customers and other Group companies.
- The insurance company LLC LIS Chance and its subsidiaries. The principal business activities of these companies are corporate property insurance, voluntary medical insurance, vehicle insurance and public liability insurance to commercial and retail customers and other Group companies.

# 2. BASIS OF PREPARATION

## (a) Statement of compliance

The Group maintains its accounting records in accordance with the legislative requirements of the Russian Federation. The accompanying consolidated financial statements have been prepared from those accounting records and adjusted as necessary to comply, in all material respects, with the requirements of accounting principles generally accepted in the United States of America («US GAAP»).

## (b) Functional and reporting currency

The accounting records of the Group are maintained in Russian rubles and the Parent Company prepares its statutory financial statements and reports in that currency to its stockholders in accordance with the laws of the Russian Federation.

The Group's functional currency is considered to be the Russian ruble. The accompanying consolidated financial statements have been prepared using the US dollar as the Group's reporting currency. The translation into US dollars has been performed in accordance with the provisions of SFAS No.52, Foreign Currency Translation.

The Russian economy ceased to be considered hyperinflationary as of January 1, 2003. At January 1, 2003, the monetary and non-monetary assets and liabilities of the Group as well as the related stockholders' equity balance were translated into Russian rubles at the current exchange rate prevailing at January 1, 2003. This translation established a new functional currency basis for the Group. For periods subsequent to January 1, 2003, the functional currency of the consolidated financial statements (Russian rubles) are translated into the reporting currency (US dollars) utilizing period-end exchange rates for assets and liabilities, period average exchange rates for consolidated income statement accounts and historic rates for equity accounts in accordance with the relevant provisions of SFAS No.52. As a result of these translation procedures, a cumulative translation adjustment of ($170,495), $214,649 and $171,472 as at December 31, 2005, 2004 and 2003, respectively, which accounts for such translation gains and losses, was recorded directly in stockholders' equity.

The deferred income tax effect of $145,133 resulting from the change in functional currency was recorded directly in stockholders' equity as at January 1, 2003.

The Central Bank of the Russian Federation's closing rates of exchange at December 31, 2005, 2004 and 2003 were 1 US dollar to 28.7825, 27.7487 and 29.4545 Russian rubles, respectively. The annual weighted average exchange rates were 28.2864, 28.8150 and 30.6877 Russian rubles to 1 US dollar for the years ended December 31, 2005, 2004 and 2003, respectively.

## (c) Consolidation principles

These consolidated financial statements include all majority-owned and controlled subsidiaries of the Group. All significant intercompany accounts and transactions have been eliminated.

# 3. SIGNIFICANT ACCOUNTING POLICIES

**The following significant accounting policies have been applied in the preparation of the consolidated financial statements. These accounting policies have been consistently applied by the Group from one reporting period to another with the exception of newly adopted accounting pronouncements.**

## (a) Use of estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported. Estimates are used when accounting for certain items such as allowances for doubtful accounts; employee compensation programs; depreciation and amortization lives; property, plant, and equipment valuation allowances; asset retirement obligations; legal and tax contingencies; inventory values; valuations of investments and determining when investment impairments are other than temporary; goodwill; assets and liabilities assumed in a purchase business combinations and deferred tax assets, including valuation allowances. Estimates are based on historical experience, where applicable, and other assumptions that management believes are reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

## (b) Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash on current accounts with banks, bank deposits and other highly liquid short-term investments with original maturities of less than three months.

## (c) Restricted cash

Restricted cash comprise funds legally or contractually restricted as to withdrawal.

## (d) Accounts receivable

Receivables are stated at cost less an allowance for doubtful debts. Management quantifies this allowance based on current information regarding the customers' ability to repay their obligations. Amounts previously written off which are subsequently collected are recognized as income.

## (e) Value added tax

Value added tax related to sales and services rendered is payable to the tax authorities upon the collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. VAT related to sales / purchases and services rendered / used which have not been settled at the balance sheet date (VAT deferred) is recognised in the balance sheet on a gross basis and disclosed separately as a current asset and liability. Where allowance has been made for doubtful debts, loss is recorded for the gross amount of the debtor, including VAT.

## (f) Inventories

Inventories are stated at the lower of acquisition cost inclusive of completion expenses or market value. Inventories are released to production or written off otherwise at average cost. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads.

The provision for obsolescence is calculated on the basis of slow-moving and obsolete inventories analysis. Such items are provided for in full.

## (g) Investments in marketable debt and equity securities

Marketable debt and equity securities consist of investments in corporate debt and equity securities where the Group does not exert control or significant influence over the investee. The Group classifies marketable debt and equity securities using three categories: trading, held-to-maturity and available-for-sale. The specific identification method is used for determining the cost basis of all such securities.

**Trading securities**
Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are carried in the consolidated balance sheet at their fair value. Unrealized holding gains and losses on trading securities are included in the consolidated statement of income.

**Held-to-maturity securities**
Held-to-maturity securities are those securities which the Group has the ability and intent to hold until maturity. Such securities are recorded at amortized cost.

Premiums and discounts are amortized and recorded in the consolidated statement of income over the life of the related security held-to-maturity, as an adjustment to yield using the effective interest method.

**Available-for-sale securities**
All marketable securities not included in trading or held-to-maturity are classified as available-for-sale.

Available-for-sale securities are recorded at their fair value. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and reported as a separate component of accumulated other comprehensive income in the stockholders' equity until realized. Realized gains and losses from the sale of available for sale securities, less tax, are determined on a specific identification basis. Dividend and interest income are recognized when earned.

## (h) Investments in associates and non-marketable securities

**Investments in associates**
Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. Investments in associates are accounted for using the equity method of accounting. The consolidated financial statements include the Group's share of the total recognized gains and losses of associates from the date that significant influence effectively commences until the date that significant influence effectively ceases.

**Investments in non-marketable securities**

Investments in non-marketable securities where the Group does not exercise control or significant influence over the investee are carried at cost less provisions for any other than temporary diminution in value. Provisions are calculated for the investments in companies which are experiencing significant financial difficulties for which recovery is not expected within a reasonable period in the future, or under bankruptcy proceedings.

## (i) Property, plant and equipment

**Owned assets**

Items of property, plant and equipment are stated at acquisition cost less accumulated depreciation and impairment losses (Note 3(k)). The cost of self-constructed assets includes the cost of materials, direct labor and an appropriate proportion of production overheads.

Property, plant and equipment also includes assets under construction and plant and equipment awaiting installation.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

**Leased assets**

Leases that meet the definition of capital leases under the requirements of SFAS No.13, Accounting for Leases, are classified accordingly. Plant and equipment acquired by way of capital lease are stated at the lower of its fair value or the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (refer below) and impairment losses (Note 3(k)).

**Subsequent expenditures**

Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, are capitalized with the carrying amount of the component subject to depreciation. Other subsequent expenditures are capitalized only when they increase the future economic benefits embodied in an item of property, plant and equipment. All other expenditures are recognized as expenses in the consolidated statement of income as incurred.

**Capitalized interest**

Interest is capitalized in connection with the construction of major production facilities. The capitalized interest is recorded as part of the asset to which it relates, and is depreciated over the asset's useful life.

**Mineral rights**

Mineral rights acquired in business combinations are recorded in accordance with provisions of SFAS No.141, *Business Combinations*, («SFAS No.141») at their fair values at the date of acquisition, based on their appraised fair value. The Group reports mineral rights as a separate component of property, plant and equipment in accordance with the consensus reached by Emerging Issues Task Force on Issue No.04-2, *Whether Mineral Rights Are Tangible or Intangible Assets*.

**Depreciation and amortization**

Depreciation is charged on a straight-line basis over the estimated useful lives of the individual assets. Plant and equipment under capital leases and subsequent capitalized expenses are depreciated on a straight-line basis over the estimated useful life of the individual assets. Depreciation commences from the time an asset is put into operation. Depreciation is not charged on assets to be disposed of or land. The range of estimated useful lives is as follows:

| | |
|---|---|
| Buildings and land and buildings improvements | 20-45 years |
| Machinery and equipment | 2-40 years |
| Vehicles | 5-25 years |

Mineral rights are amortized using the straight-line basis over the license term given approximately even production during the period of license.

## (j) Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. The Group adopted the provisions of SFAS No.142, Goodwill and Other Intangible Assets, («SFAS No.142») as of January 1, 2002. Under SFAS No.142 goodwill and intangible assets with indefinite useful lives are subject to impairment test at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment.

Under SFAS No.142, goodwill is assessed for impairment by using the fair value based method. The group determines fair value by utilizing discounted cash flows. The impairment test required by SFAS No.142 includes a two-step approach. Under the first step, companies must compare fair value of a «reporting unit» to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, step two is required to determine if goodwill is impaired.

Under step two, the amount of goodwill impairment is measured by the amount, if any, that the reporting unit's goodwill carrying value exceeds its «implied» fair value of goodwill. The implied fair value of goodwill is determined by deducting the fair value of all tangible and intangible net assets of the reporting unit (both recognized and unrecognized) from the fair value of the reporting unit (as determined in the first step).

The Group performs the required annual goodwill impairment test at the end of each calendar year.

The excess of the fair value of net assets acquired over purchase cost is determined as negative goodwill, and is allocated to the acquired non-current assets, except for deferred taxes, if any, until they are reduced to zero.

Intangible assets that have limited useful lives are amortized on a straight-line basis over the shorter of their useful or legal lives.

## (k) Impairment of long-lived assets

Long-lived assets, such as property, plant and equipment, mineral rights and purchased intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset, generally determined by reference to the discounted future cash flows. Assets held for sale that meet certain criteria are measured at the lower of their carrying amount or fair value less cost to sell.

## (l) Pension and postretirement benefits other than pensions

The Group follows the Pension and Social Insurance legislation of the Russian Federation, which requires contributions to the Russian Federation Pension Fund by the employer calculated as a percentage of current gross salaries. Such contributions are expensed as incurred.

The Parent Company and some other Group companies have an agreement with a non-Government pension fund (the «Fund») in accordance with which contributions are made on a monthly basis. Contributions are calculated as a certain fixed percentage of the employees' salaries. These pension benefits are accumulated in the Fund during the employment period and distributed by the Fund subsequently. As such, all these benefits are considered as made under a defined contribution plan and are charged to expense as incurred. Accordingly, the Group has no long-term commitments to provide funding, guarantees, or other support to the Fund.

In addition, lump sum benefits are paid to employees of a number of the Group's companies on retirement depending on the employment period and the salary level of the individual employee. The scheme is considered as a defined benefit plan. The expected future obligations to the employees are assessed by the Group's management and accrued in the consolidated financial statements, however these are not material.

## (m) Asset retirement obligations

The Group's land, buildings and equipment are subject to the provisions of SFAS No.143, *Accounting for Asset Retirement Obligations*. Based on the current requirements under the laws of the Russian Federation and various contractual agreements associated with these assets, the Group has no material commitments related to the retirement of its long-lived assets.

## (n) Long-term borrowings

Long-term borrowings are recognized initially at cost. Subsequent to the initial recognition, long-term borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated statement of income over the period of the borrowings.

When borrowings are repurchased or settled before maturity, any difference between the amount received and the carrying amount is recognized immediately in the consolidated statement of income.

## (o) Commitments and contingencies

Contingent liabilities, including environmental remediation costs, arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability can be assessed and the amount of the assessment and / or remediation can be reasonably estimated.

Estimated losses from environmental remediation obligations are generally recognized no later than completion of remedial feasibility studies. Group companies accrue expenses associated with environmental remediation obligations when such expenses are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or circumstances change.

## (p) Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when a different tax rate is enacted.

Pursuant to the provisions of SFAS No.109, Accounting For Income Taxes, the Group provides valuation allowances for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

The deferred tax effect associated with the temporary differences that arose from the change in the functional currency of the Group (from the US dollar to the Russian ruble) when Russia ceased to be considered highly inflationary on January 1, 2003, was reflected as an adjustment to the cumulative translation adjustment component of accumulated other comprehensive income on January 1, 2003.

## (q) Dividends

Dividends are recognized as a liability in the period in which they are declared.

## (r) Revenue recognition

**Goods sold**
Revenue from the sale of goods is recognized in the consolidated statement of income when there is a firm arrangement, the price is fixed and determinable, delivery has occurred, and collectibility is reasonably assured.

**Interest income**
Interest income is recognized in the consolidated statement of income as it is earned.

## (s) Expenses

**Operating lease payments**
Operating leases are recognized as an expense in the consolidated statement of income as incurred.

**Interest expense**
All interest and other costs incurred in connection with borrowings are expensed as incurred as part of interest expense, except for interest which is incurred on construction projects and capitalized (Note 3(i)).

*thousands of US dollars*

## (t) Non-cash transactions

Non-cash settlements represent offset transactions between customers and suppliers, when exchange equivalent is defined and goods are shipped between the parties without exchange of cash.

The related sales and purchases are recorded in the same manner as cash transactions. The fair market value for such transactions is based on the value of similar transactions in which monetary consideration is exchanged with a third party.

Purchases of property, plant and equipment under capital lease arrangements are also recognized as non-cash transactions.

## (u) Recent accounting pronouncements

In March 2005, the FASB issued Interpretation No.47, *Accounting for Conditional Asset Retirement Obligations*. The interpretation requires entities to record a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The term «conditional asset retirement obligation»refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The interpretation shall be effective no later than December 31, 2005 and early adoption is encouraged. The adoption of this interpretation in 2005 did not have a material impact on its consolidated financial statements.

In May 2005, the FASB issued Statement of Financial *Accounting Standards No.154, Accounting Changes and Error Corrections,* («SFAS No.154») which replaces APB Opinion No.20, *Accounting Changes,* and FASB Statement No.3, *Reporting Accounting Changes in Interim Financial Statements.* This Statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The Statement shall be effective for accounting changes made in fiscal years beginning after December 15, 2005. The impact of SFAS No.154 will depend on the accounting change, if any, in a future period.

## (v) Segment reporting

According to SFAS No.131, Disclosures about Segments of an Enterprise and Related Information, segment reporting follows the internal organizational and reporting structure of the Group. The Group's organization comprises two reportable segments:

- Steel segment, comprising production and sales of steel products, primarily pig iron, steel slabs, hot rolled steel, cold rolled steel, galvanized cold rolled sheet and cold rolled sheet with polymeric coatings,
- Mining segment, comprising mining, processing and sales of iron ore, fluxing limestone and metallurgical dolomite, which supplies raw materials to the steel segment and third parties,
- and other segments, not reported separately in the consolidated financial statements.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

# 4. CASH AND CASH EQUIVALENTS

| | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| Cash – Russian rubles | 124,003 | 269,860 | 26,927 |
| Cash – foreign currency | 392,787 | 2,437 | 164,659 |
| Deposits – Russian rubles | 247,724 | 39,822 | 98,457 |
| Deposits – US dollars | 917,670 | 709,457 | 435,601 |
| Deposits – Euro | 214,378 | 310,782 | 3,000 |
| Other cash equivalents | 179 | 16,257 | 997 |
| | **1,896,741** | **1,348,615** | **729,641** |

Other cash equivalents as at December 31, 2004 include a deposit of $16,217 made as a mandatory condition of participation in a privatization tender and recovered by the Group on its completion in February 2005.

# 5. RESTRICTED CASH

| | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| Obligatory cash reserves | 7,979 | 5,094 | 8,104 |
| Long-term bank deposit | – | – | 15,000 |
| | **7,979** | **5,094** | **23,104** |

Restricted cash balances as at December 31, 2005, 2004 and 2003 include obligatory cash reserves, placed with the Central Bank of the Russian Federation by the subsidiary bank in accordance with statutory requirements applicable to credit institutions.

Restricted cash balance as at December 31, 2003 also includes a US dollar denominated 6.5% bank deposit with a maturity date of October 2006. The Group pledged this deposit as a guarantee for a related party obligation to a third party. In 2004 the contract of pledge was discontinued due to the termination of the underlying obligation. The deposit was recorded within long-term investments as at December 31, 2004 (Note 6(e)).

# 6. INVESTMENTS

Balance sheet classification of investments:

| | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| Short-term investments and current portion of long-term investments | 27,040 | 21,153 | 180,797 |
| Long-term investments | 31,470 | 51,425 | 39,925 |
| **Total investments** | **58,510** | **72,578** | **220,722** |

*thousands of US dollars*

## (a) Trading securities

| | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| Investments in shares | 3,990 | – | 158,280 |
| Corporate bonds | 7,971 | – | 3,378 |
| Eurobonds | 7,759 | – | 9,630 |
| Government bonds | 6,401 | – | – |
| Other | 919 | 1,469 | 1,146 |
| | **27,040** | **1,469** | **172,434** |

Investments in shares are represented by the securities of companies which are listed on the Russian Trade System. These shares and bonds are held by the Group's subsidiary bank

The income generated from trading securities for the years ended December 31, 2005, 2004 and 2003 amounts to $439, $162,874 and $8,436, respectively. The Group's future return on such investments is affected by the operating environment of the Group (Note 23(a)).

## (b) Available-for-sale securities

| | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| Russian government and other bonds with annual coupon rates ranging from 3% to 9.4% | | | |
| Acquisition cost | 590 | 2,216 | 905 |
| Gross unrealized gains / (losses) | (31) | 1,784 | 1,718 |
| Deposit certificates with interest rates ranging from 5.2% p.a. to 20% p.a. | – | 35,817 | 29,304 |
| **Fair value** | **559** | **39,817** | **31,927** |

The maturities of debt securities classified as available-for-sale as at December 31, 2005, 2004 and 2003 are presented below.

| | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| Due within one year | – | 19,684 | 8,363 |
| Due in one to five years | 559 | 18,619 | 20,898 |
| Due after five years | – | 1,514 | 2,666 |
| | **559** | **39,817** | **31,927** |

Russian Government bonds with a face value $2,908 and $2,908 as at December 31, 2004 and 2003, respectively, are pledged to secure the redemption of the Parent Company's promissory notes issued in 2000.

## (c) Investments in associates

| | As at December 31, 2005 Ownership | As at December 31, 2004 Ownership |
|---|---|---|
| CJSC Korpus | – | – |
| CJSC Stalconverst | – | – |
| OJSC AKB Lipetskcredit | – | – |
| OJSC Avron | – | – |
| OJSC Lipetsky Gipromez | 43.44% | 43.44% |
| OJSC Combinat KMAruda | 32.89% | – |

Provision for other than temporary diminution in value

During the year ended December 31, 2005 the Group sold 18% share in OJSC Combinat KMAruda

## (d) Non-marketable securities

| Non-marketable securities, net of current portion: | As at December 31, 2005 Ownership | As at December 31, 2004 Ownership |
|---|---|---|
| OJSC Lebedinsky GOK | 11.96% | 11.96% |
| OJSC Yakovlevsky rudnik | – | – |
| OJSC Lipetskenergo | 14.11% | 14.11% |
| OJSC Lipetsk power generating company | 14.11% | – |
| OJSC Lipetsk energy management company | 14.11% | – |
| OJSC Lipetsk energy sales company | 14.11% | – |
| OJSC Lipetsk mains systems | 14.11% | – |
| OJSC Lipetskoblgaz | 19.40% | 19.40% |
| OJSC Almetievsky Pipe Plant | – | – |
| OJSC Moscow Pipe Plant Filit | – | – |
| Other | | |

Provision for other than temporary diminution in value

*thousands of US dollars*

| As at December 31, 2003 Ownership | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| 40.00% | – | – | 3,232 |
| 36.80% | – | – | 2,130 |
| 22.19% | – | – | 1,116 |
| 26.70% | – | – | 406 |
| 43.44% | 8 | 8 | 8 |
| – | 16,034 | – | – |
| | **16,042** | **8** | **6,892** |
| | – | – | (3,652) |
| | **16,042** | **8** | **3,240** |

to a third party for $1,966, thereby reducing its stake to 32.89%.

| As at December 31, 2003 Ownership | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| 11.96% | 9 456 | 9,808 | 9,240 |
| 9.48% | – | – | 5,797 |
| 12.21% | 148 | 3,388 | 2,268 |
| – | 2,719 | – | – |
| – | 0.2 | – | – |
| – | 33 | – | – |
| – | 366 | – | – |
| 19.40% | 712 | 738 | 695 |
| 14.53% | – | – | 557 |
| 12.00% | – | – | 423 |
| | 788 | 1,686 | 708 |
| | **14,222** | **15,620** | **19,688** |
| | (353) | (336) | (6,567) |
| | **13,869** | **15,284** | **13,121** |

In 2006 the Group sold 11.96% share in OJSC Lebedinsky GOK to a third party for $400 million (Note 26(c)).

Shares in OJSC Lipetsk power generating company, OJSC Lipetsk energy management company, OJSC Lipetsk energy sales company and OJSC Lipetsk mains systems were acquired by the Parent Company due to reorganization of OJSC Lipetskenergo in 2005. There was no cash outflow to the Group as a result of this transaction.

## (e) Long-term bank deposits

Long-term bank deposits amounted to $1,000 and $16,000 as at December 31, 2005 and 2004. The long-term bank deposit of $15,000 was recorded within restricted cash as at December 31, 2003 (Note 5).

# 7. ACCOUNTS RECEIVABLE

| | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| Trade accounts receivable | 401,770 | 357,948 | 245,404 |
| Advances given to suppliers | 55,589 | 57,260 | 23,834 |
| Taxes receivable | 194,848 | 157,736 | 95,634 |
| Accounts receivable from employees | 1,646 | 1,192 | 896 |
| Other accounts receivable | 18,633 | 22,765 | 18,556 |
| | 672,486 | 596,901 | 384,324 |
| Allowance for doubtful debts | (12,432) | (8,339) | (6,578) |
| | **660,054** | **588,562** | **377,746** |

As at December 31, 2005 and 2004, the Group had accounts receivable from Steelco Mediterranian Trading Ltd., Cyprus, Tuscany Intertrade (UK) and Moorfield Commodities Company, UK, each of which exceeded 10% of the gross trade accounts receivable balances. The outstanding balances owed by these debtors totaled $155,798, $108,670 and $65,748 at December 31, 2005, $140,265, $102,908 and $50,342 at December 31, 2004.

As at December 31, 2003 accounts receivable from Steelco Mediterranian Trading Ltd., Cyprus and Tuscany Intertrade (UK) exceeded 10% of the gross trade accounts receivable balances and totaled $121,658 and $87,272, respectively.

# 8. INVENTORIES

| | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| Raw materials | 348,860 | 333,414 | 201,610 |
| Work in process | 109,679 | 102,692 | 64,326 |
| Finished goods and goods for resale | 51,618 | 47,054 | 37,813 |
| | **510,157** | **483,160** | **303,749** |
| Provision for obsolescence | (8,601) | (7,857) | (2,446) |
| | **501,556** | **475,303** | **301,303** |

*thousands of US dollars*

# 9. OTHER CURRENT AND NON-CURRENT ASSETS

| | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| **Other current assets** | | | |
| Short-term loans provided by the subsidiary bank | 163,055 | 131,267 | 53,904 |
| Other current assets | 51,875 | 20,047 | 12,781 |
| | **214,930** | **151,314** | **66,685** |
| Allowance for doubtful loans | (6,010) | (2,566) | (3,349) |
| **Total other current assets** | **208,920** | **148,748** | **63,336** |
| **Other non-current assets** | | | |
| Long-term loans provided by the subsidiary bank | 71,138 | 37,500 | 21,851 |
| Other non-current assets | 62,609 | 30,484 | 14,983 |
| **Total other non-current assets** | **133,747** | **67,984** | **36,834** |

Weighted average interest rates on loans, provided to companies (including other banks) and individuals in 2005 by the subsidiary bank of the Group were 10.7% p.a. for loans denominated in Russian rubles and 12.7% p.a. for foreign currency loans.

# 10. PROPERTY, PLANT AND EQUIPMENT

| | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| Land | 55,575 | 46,466 | 35,442 |
| Mineral rights | 522,802 | 500,996 | – |
| Buildings | 708,004 | 715,759 | 550,005 |
| Land and buildings improvements | 757,066 | 798,892 | 686,332 |
| Machinery and equipment | 4,234,424 | 4,320,088 | 3,831,976 |
| Vehicles | 219,431 | 205,297 | 105,027 |
| Construction in progress and advances for construction and acquisition of property, plant and equipment | 465,425 | 254,271 | 270,574 |
| Leased assets | – | 862 | 21,819 |
| Other | 37,229 | 38,787 | 7,011 |
| | **6,999,956** | **6,881,418** | **5,508,186** |
| Accumulated depreciation | (4,606,407) | (4,623,790) | (4,175,607) |
| **Net book value** | **2,393,549** | **2,257,628** | **1,332,579** |

According to US GAAP, the Group's property, plant and equipment should be reported at their actual historical depreciated cost. However, due to the absence of reliable US GAAP accounting records and impairment calculations, the book value of certain property, plant and equipment was determined with the assistance of an independent appraiser, which management considers provided the best basis for the recognition and depreciation of such items. The appraiser provided US dollar estimates of the fair value, determined on the basis of depreciated replacement cost, which the Group has recorded as its property, plant and equipment balance as of January 1, 2000. As at December 31, 2005, 2004 and 2003, the net book value of these items amounted to 21%, 28% and 49% of total net book value of property, plant and equipment, respectively.

In August 2005, the Group acquired a license for exploration and mining of Zhernovsky coal deposit, expiring in 2025. The carrying value of this license as at December 31, 2005 is $38,272.

The remaining part of mineral rights was acquired by Group in 2004 through a business combination (Note 21). They expire January 1, 2016 and management believes that they will be extended at the initiative of the Group.

# 11. GOODWILL AND OTHER INTANGIBLE ASSETS

## (a) Goodwill

| | Goodwill |
|---|---|
| Balance as at January 1, 2004 | – |
| Acquired in new subsidiaries (Note 21) | 173,677 |
| Cumulative translation adjustment (Note 2(b)) | 6,138 |
| **Balance as at December 31, 2004** | **179,815** |
| Cumulative translation adjustment (Note 2(b)) | (6,458) |
| **Balance as at December 31, 2005** | **173,357** |

Goodwill arising on acquisitions was allocated to the appropriate business segment in which each acquisition took place. Goodwill arising from the acquisition of a controlling interest in OJSC Stoilensky GOK amounted to $95,501 was allocated to the mining segment. Goodwill related to the acquisition of OJSC TMTP and its subsidiaries of $78,176 was allocated to other non-reportable segments (Note 21).

Negative goodwill of $110,837 generated on acquisitions of minority interest in OJSC Stoilensky GOK was allocated to the acquired assets other than current assets in accordance with SFAS No.141.

The Group performed a test for impairment of goodwill at December 31, 2005 and 2004 which indicated no impairments at such dates.

*thousands of US dollars*

## (b) Other intangible assets

| | Total useful life, months | Gross book value as at December 31, 2005 | Gross book value as at December 31, 2004 |
|---|---|---|---|
| Customers relationships OJSC TMTP (oil) | 66 | 10,865 | 11,270 |
| Customers relationships OJSC TMTP (dry cargo) | 66 | 12,036 | 12,484 |
| | | **22,901** | **23,754** |
| Accumulated amortization | | (6,246) | (2,160) |
| **Total intangible assets** | | **16,655** | **21,594** |

The intangible assets were acquired in a business combination (Note 21) and met the criteria for separate recognition outlined in SFAS No.141. They were recorded under provisions of SFAS No.141 at fair values at the date of acquisition, based on their appraisal.

| | Amortization expense |
|---|---|
| **Aggregate amortization expense** | |
| For the year ended December 31, 2005 | (4,087) |
| **Estimated amortization expense** | |
| For the year ended December 31, 2006 | (4,164) |
| For the year ended December 31, 2007 | (4,164) |
| For the year ended December 31, 2008 | (4,164) |
| For the year ended December 31, 2009 | (4,164) |

# 12. ACCOUNTS PAYABLE AND OTHER LIABILITIES

| | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| Trade accounts payable | 90,637 | 78,651 | 65,606 |
| Advances received | 130,347 | 127,776 | 81,447 |
| Customers' deposits and accounts in the subsidiary bank | 188,265 | 156,176 | 55,704 |
| Taxes payable other than income tax | 18,209 | 19,044 | 6,166 |
| Accounts payable and accrued liabilities to employees | 55,945 | 51,628 | 33,356 |
| Dividends payable | 2,572 | 6,332 | – |
| Notes payable | 5,282 | 5,312 | 2,803 |
| Other accounts payable | 16,380 | 10,123 | 6,605 |
| | **507,637** | **455,042** | **251,687** |

# 13. OTHER LONG-TERM LIABILITIES

| | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| Customers' deposits in the subsidiary bank | 45,377 | 16,150 | 4,855 |
| Notes payable | 16,298 | 3,796 | 1,738 |
| | **61,675** | **19,946** | **6,593** |

# 14. MINORITY INTEREST

| | |
|---|---|
| **Balance as at December 31, 2002** | **12,891** |
| Minority's share in subsidiaries' income from continuing operations | 2,243 |
| Issuance of additional stock by subsidiaries to minority stockholders | 388 |
| Cumulative translation adjustment (Note 2(b)) | 1,130 |
| **Balance as at December 31, 2003** | **16,652** |
| Minority's share in subsidiaries' income from continuing operations | 19,280 |
| Acquisitions of new subsidiaries (Note 21) | 49,147 |
| Purchase of the minority interest in existing subsidiaries | (2,289) |
| Cumulative translation adjustment (Note 2(b)) | 2,997 |
| **Balance as at December 31, 2004** | **85,787** |
| Minority's share in subsidiaries' income from continuing operations | 28,925 |
| Disposal of a stake in a non-wholly owned subsidiary (Note 6(c)) | (19,147) |
| Cumulative translation adjustment (Note 2(b)) | (2,989) |
| **Balance as at December 31, 2005** | **92,576** |

# 15. STOCKHOLDERS' EQUITY

## (a) Stock

In May 2004, the Parent Company made a stock split through an additional issue of 5,987,240,000 common stock with a par value of 1 Russian ruble each. These shares were distributed to all existing shareholders of the Parent Company in proportion to their interest held at the date of additional shares distribution. Shareholders are eligible for 1,000 additional shares per share held. In accordance with legal requirements the stock split was followed by a transfer from cumulative retained earnings to capital stock at par value totaling to $206,733.

As at December 31, 2005, 2004 and 2003, the Parent Company's share capital consisted of 5,993,227,240, 5,993,227,240 and 5,987,240 issued common shares (5,993,227,240 at all the dates given the retrospective effect of the stock split), respectively, with a par value of 1 Russian ruble each. For each common share held, the stockholder has the right to one vote at the annual stockholders' meeting.

In August 2004 the Group increased the statutory reserve of the Parent Company up to the amount of $10,267 following the change in common stock value.

## (b) Dividends

Dividends are paid on common stock at the recommendation of the Board of Directors and approval at the annual Stockholders' Meeting, subject to certain limitations as determined by

*thousands of US dollars*

Russian legislation. Profits available for distribution to stockholders in respect of any reporting period are determined by reference to the statutory financial statements of the Parent Company. At December 31, 2005, 2004 and 2003 the retained earnings of the Parent Company, in accordance with the legislative requirements of the Russian Federation, available for distribution amounted to $4,137,791, $3,411,114 and $1,855,959, respectively, converted into US dollars using exchange rates at December 31, 2005, 2004 and 2003, respectively.

The dividend policy, which was approved by a General Shareholders' Meeting on June 25, 2004, provides for a minimum annual dividend payment of at least 15% of annual net income and sets an objective of making dividend payments of 25% of annual net income, as determined in accordance with US GAAP.

In May 2005 the Parent Company declared dividends for the year ended December 31, 2004 of 1.8 Russian ruble per share for the total of $385,556, including interim dividends for the nine months ended September 30, 2004 of 1 Russian ruble per share ($214,081). In September 2005 the Parent Company declared interim dividends for the six months ended June 30, 2005 of 1 Russian ruble per share for the total of $210,792. Dividends payable amount to $2,572 at December 31, 2005 (Note 12).

In 2004 and 2003 the Parent Company declared dividends of 0.6 and 312.5 Russian rubles per share based on the results of 2003 and 2002, respectively, for a total of $124,834 and $61,675.

At the dates dividends were declared, owners of 5,993,227,240 shares were eligible to receive dividends for all periods mentioned, except the results of year 2002, where owners of 5,987,240 shares were eligible (Note 15(a)).

# 16. INCOME TAX

| | For the year December 31, 2005 | For the year December 31, 2004 | For the year December 31, 2003 |
|---|---|---|---|
| Current tax expense | 495,521 | 608,166 | 236,533 |
| Deferred tax (benefit) / expense: | | | |
| origination and reversal of temporary differences | 162 | (35,945) | (13,498) |
| **Total income tax expense** | **495,683** | **572,221** | **223,035** |

The corporate income tax rate in Russia applicable to the Group was 24% in 2005, 2004 and 2003.

Income before income tax is reconciled to the income tax expense as follows:

| | For the year December 31, 2005 | For the year December 31, 2004 | For the year December 31, 2003 |
|---|---|---|---|
| Income before tax | 1,876,063 | 2,364,002 | 881,734 |
| Income tax at applicable tax rate | 450,255 | 567,360 | 211,616 |
| Increase in income tax resulting from: | | | |
| non-deductible expenses | 45,428 | 4,861 | 11,419 |
| **Total income tax expense** | **495,683** | **572,221** | **223,035** |

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented below:

| | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| *Deferred tax assets* | | | |
| Accounts payable and other liabilities | 8,486 | 6,948 | 8,659 |
| Non-current liabilities | 88 | 222 | 2,455 |
| Accounts receivable | 1,066 | 1,129 | 1,572 |
| Other | 381 | – | – |
| Allowance | – | (28) | – |
| | **10,021** | **8,271** | **12,686** |
| *Deferred tax liabilities* | | | |
| Property, plant and equipment | (272,202) | (302,529) | (160,021) |
| Intangible assets | (4,156) | (5,183) | – |
| Inventories | (12,906) | (6,031) | (11,145) |
| Other | (15,094) | – | (1,236) |
| | **(304,358)** | **(313,743)** | **(172,402)** |
| **Total deferred tax liability** | **(294,337)** | **(305,472)** | **(159,716)** |

An allowance for deferred tax assets is recognized in respect of the temporary differences, where it is not probable that future taxable profit will be available and therefore realization of these tax assets is doubtful.

The deferred tax effect of establishing a new functional currency basis at January 1, 2003 (Note 2(b)) was recorded within the cumulative translation adjustment directly in other comprehensive income within stockholders' equity.

At December 31, 2005, $130,253 (December 31, 2004: $155,663) of the deferred tax liability on property, plant and equipment relate to differences between the US GAAP and tax carrying values of property, plant and equipment of the acquired subsidiaries. As noted in Note 21(c), the US GAAP carrying value was recorded at fair value on acquisition.

## 17. EARNINGS PER SHARE

| | Year ended December 31, 2005 | Year ended December 31, 2004 | Year ended December 31, 2003 |
|---|---|---|---|
| Average number of shares | | | |
| before restatement | 5,993,227,240 | 3,948,404,836 | 5,987,240 |
| after restatement | 5,993,227,240 | 5,993,227,240 | 5,993,227,240 |
| Net income (thousands of US dollars) | 1,385,336 | 1,772,501 | 656,456 |
| **Basic and diluted net income per share (US dollars)** | **0.2312** | **0.2958** | **0.1095** |

Basic net income per share of common stock is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the reporting period, after giving retroactive effect to any stock splits.

In May 2004, the Parent Company made a stock split through an additional issue of 5,987,240,000 common stock with a par value of 1 Russian ruble each (Note 15(a)). Earnings per share data for 2004 and 2003 have been restated to reflect this share distribution.

The average shares outstanding for purposes of basic and diluted earnings per share information were 5,993,227,240 for the years ended December 31, 2005, 2004 and 2003.

The Parent Company does not have potentially dilutive shares outstanding.

## 18. NON-CASH TRANSACTIONS

Approximately $7,300, $4,400 and $3,000 of the Group's 2005, 2004 and 2003 revenues, respectively, were settled in the form of mutual offset against the liability to pay for raw materials supplied.

Prices for goods sold and purchased through non-cash settlement arrangements are fixed in the respective contracts and generally reflect current market prices.

In 2004 and 2003, the Group acquired equipment and vehicles under capital lease arrangements with the right to buy out leased assets upon completion of the underlying agreements. The amount of capital lease liabilities incurred during the years ended December 31, 2004 and 2003, was $19,920 and $17,059, respectively. In 2004 the majority of capital lease liabilities were settled (Note 20).

In 2004 the Group acquired assets and liabilities as a result of acquisitions of new subsidiaries (Note 21).

## 19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

Management believes, that the carrying amounts of financial assets and liabilities approximate to a reasonable estimate of their fair value.

The fair values of available-for-sale securities are based on quoted market prices for these or similar instruments.

## 20. CAPITAL AND OPERATIONAL LEASES

At December 31, 2004 and 2003, net book value of the machinery, equipment and vehicles held under the capital lease arrangements with a related party was:

| | As at December 31, 2005 | As at December 31, 2004 | As at December 31, 2003 |
|---|---|---|---|
| Machinery and equipment | – | 198 | 4,620 |
| Vehicles | – | 664 | 17,199 |
| | – | 862 | 21,819 |
| Accumulated depreciation | – | (87) | (1,067) |
| **Net value of property, plant and equipment obtained under capital lease arrangements** | **–** | **775** | **20,752** |

In September 2004, the Group cancelled the majority of its capital lease arrangements and bought out leased assets. The capital lease liability in the amount of $30,625 at the date of cancellation was settled. The difference of $6,656 between the carrying amount of the capital lease liability settled and purchase price was accounted as an adjustment of the carrying value of the assets.

The discount rates used for the calculation of the present value of net minimum lease payments was 14%. Capital lease charges of $3,155 and $3,405 were recorded in the consolidated statements of income for the years ended December 31, 2004 and 2003, respectively.

The Group incurred expenses in respect of operational leases of $7,347, $6,595 and $5,584 in 2005, 2004 and 2003, respectively.

## 21. BUSINESS COMBINATIONS

### (a) OJSC Stoilensky GOK

In March 2004 the companies under common control of the controlling shareholders of the Parent Company («the Companies under common control») transferred to the Parent Company 59.8% and in November 2004 – 31.1% of the outstanding common shares of OJSC Stoilensky GOK. In these consolidated financial statements, the Group accounted for these transfers retrospectively, in a manner similar to pooling by reflecting the controlling shareholders' book value of their acquisition cost in such transfers of $598,735 as capital contributions. The Group transferred cash consideration to such control parties of $636,453 which is reflected as distributions to controlling shareholders.

*thousands of US dollars*

A part of the primary acquisition cost in the amount of $60,761 represents transaction related fees paid for by the Companies under common control. The acquisition agreements contain no material future contingent payments or commitments. The acquisitions resulted in the Group's ownership of 91.4% of the voting shares of the company. Prior to March 2004 the Group's 0.5% interest in OJSC Stoilensky GOK was accounted for at cost.

This transaction was consummated to acquire one of the largest iron-ore concentrate and agglomerated ore producers in Russia in order to secure long-term supplies of raw materials for the Group.

The acquisition of OJSC Stoilensky GOK by the control party was accounted for using the purchase method of accounting. The entity was consolidated by the Group for the first time as at the effective date of obtaining control by the control party which management considers to be March 31, 2004. The results of operations of the acquired entity were included in the consolidated statement of income starting from April 1, 2004.

In October and November 2004 the Group acquired, at an auction for sale of a state-owned shareholding and from other minority shareholders, an additional 5.6% of the common stock of OJSC Stoilensky GOK for a consideration of $22,793 paid in cash.

The Group generated positive goodwill of $95,501 on acquisition of the controlling stock (59.8%) and negative goodwill $110,837 on subsequent acquisitions. Negative goodwill was allocated to the acquired assets other than current assets in accordance with SFAS No.141.

## (b) OJSC TMTP

In June 2004 the Group acquired 69.4% of the common stock of OJSC TMTP for a consideration of $189,172 paid in cash to unrelated parties. The Group also obtained control over its subsidiaries OJSC Tuapse Dockyard, OJSC Tuapsegrazhdanstroi, LLC Nafta-T and LLC Karavella. The agreement contains no future contingent payments or commitments.

This transaction was consummated to provide smooth transportation of the Group's products within the respective area of export sales.

The acquisition of OJSC TMTP and its subsidiaries was accounted for using the purchase method of accounting. OJSC TMTP and its subsidiaries were consolidated for the first time as of the effective date of obtaining control which management considers to be June 30, 2004. The results of operations of the acquired entities were included in the consolidated statement of income starting from July 1, 2004.

## (c) Fair values of the assets acquired and liabilities assumed

The following table summarizes the fair values of the assets acquired and liabilities assumed in the business combinations, determined in accordance with SFAS No.141 provisions. The fair values of property, plant and equipment, including mineral extraction rights, and intangible assets were established by independent appraisers:

| | OJSC Stoilensky GOK | OJSC TMTP and its subsidiaries | Total acquisitions |
|---|---|---|---|
| Current assets | 29,197 | 56,270 | 85,467 |
| Mineral rights | 486,880 | – | 486,880 |
| Other property, plant and equipment | 223,307 | 95,545 | 318,852 |
| Intangible assets | – | 22,712 | 22,712 |
| Other non-current assets | 616 | 1,000 | 1,616 |
| Goodwill (Note 11(a)) | 95,501 | 78,176 | 173,677 |
| **Total assets acquired** | **835,501** | **253,703** | **1,089,204** |
| Current liabilities | (49,577) | (5,969) | (55,546) |
| Non-current liabilities | (4,139) | (1,208) | (5,347) |
| Deferred income tax liability | (154,280) | (14,184) | (168,464) |
| **Total liabilities assumed** | **(207,996)** | **(21,361)** | **(229,357)** |
| Minority interest | (5,977) | (43,170) | (49,147) |
| **Fair value of net assets acquired** | **621,528** | **189,172** | **810,700** |
| Less: cash acquired | (1,070) | (38,109) | (39,179) |
| **Fair value of net assets acquired, net of cash acquired** | **620,458** | **151,063** | **771,521** |
| Transfers of subsidiary interests from common control parties reflected as capital contribution, net of cash received of $1,070 | 597,665 | – | 597,665 |
| Fair value of net assets acquired from third parties, net of cash acquired of $38,109 at OJSC TMTP and its subsidiaries | 22,793 | 151,063 | 173,856 |
| **Fair value of net assets acquired, net of cash acquired** | **620,458** | **151,063** | **771,521** |

The transfers of subsidiary interests were recorded in the statement of stockholders' equity as capital contributions of $598,735, comprising $597,665 of non-cash contributions and $1,070 of cash owned by the subsidiary at the dates of contributions. The payments to the common control parties for the transfer of the shares in OJSC Stoilensky GOK of $636,453 were recorded as a reduction in stockholders' equity.

thousands of US dollars

## (d) Other acquisitions

In 2004 the Group made a number of immaterial acquisitions of stock in other Group's subsidiaries and an immaterial acquisition of the controlling stock in LLC Independent Transport Company from related parties for the total consideration of $2,617 (Note 24).

## (e) Pro forma financial statements

The following unaudited pro forma statements of income are presented relating to the acquisitions by the Group of OJSC Stoilensky GOK and OJSC TMTP and its subsidiaries (together – «TMTP Group») in the transactions accounted for as purchases. The unaudited pro forma statements of income are based on the consolidated statements of income of the Group and TMTP Group and individual statements of income of OJSC Stoilensky GOK.

The unaudited pro forma statements of income combine the results of operations of the Group, OJSC Stoilensky GOK (acquired by the Group as of March 31, 2004) and TMTP Group (acquired by the Group as of June 30, 2004) for the years ended December 31, 2004 and 2003 as if the acquisitions occurred on January 1, 2004 and 2003, respectively. These unaudited pro forma statements of income should be read in conjunction with the consolidated financial statements of the Group.

Unaudited proforma income statement data for the year ended December 31, 2004 and 2003 are as follows:

| | For the year December 31, 2004 | For the year December 31, 2003 |
|---|---|---|
| Sales revenue | 4,620,124 | 2,720,714 |
| Operating income | 2,217,107 | 841,781 |
| Income before income tax and minority interest | 2,354,558 | 815,623 |
| Income before minority interest | 1,781,686 | 605,035 |
| Net income | 1,760,792 | 602,621 |
| Net income per share (US dollars) | 0.2938 | 0.1006 |

The above statements give effect to the following pro forma adjustments necessary to reflect the acquisitions:

(a) A depreciation charge and respective deferred tax effect for the periods preceding business combinations was calculated on the basis of appraised fair value of property and equipment, including mineral rights, acquired in new subsidiaries.

(b) An amortization charge and respective deferred tax effect for the periods preceding business combination was calculated on the basis of appraised fair value of intangible assets identified and separated from goodwill in the process of TMTP Group's purchase price allocation.

(c) Minority interest in net income of acquired subsidiaries for the periods preceding business combinations was calculated on the basis of interest owned by the Group at December 31, 2004.

The unaudited proforma amounts are provided for informational purposes only and do not purport to present the results of operations of the Group had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

# 22. SEGMENTAL INFORMATION

The Group has two reportable business segments: steel and mining. These segments are combinations of subsidiaries, have separate management teams and offer different products and services. The above two segments meet criteria for reportable segments. Subsidiaries are consolidated by the segment to which they belong based on their products and management.

Revenue from segments that does not exceed the quantitative thresholds is primarily

***Segmental information for the year ended December 31, 2005 is as follows:***

| | Steel | Mining |
|---|---|---|
| Revenue from external customers | 4,174,715 | 119,496 |
| Intersegment revenue | 4,402 | 460,579 |
| Depreciation and amortization | (197,110) | (69,354) |
| **Gross profit** | **1,667,880** | **318,227** |
| **Operating income** | **1,518,890** | **290,904** |
| Interest income | 58,741 | 10,736 |
| Interest expense | (1) | (28) |
| Income tax | (394,344) | (68,093) |
| **Income before minority interest** | **1,165,120** | **224,778** |
| Segment assets, including goodwill | 4,422,873 | 1,071,717 |
| Capital expenditures | (492,984) | (67,467) |

***Segmental information for the year ended December 31, 2004 is as follows:***

| | Steel | Mining |
|---|---|---|
| Revenue from external customers | 4,399,606 | 74,965 |
| Intersegment revenue | 3,365 | 337,344 |
| Depreciation and amortization | (174,646) | (59,972) |
| **Gross profit** | **2,182,293** | **207,805** |
| **Operating income** | **2,037,325** | **186,105** |
| Interest income | 31,110 | 2,382 |
| Interest expense | (3,326) | (443) |
| Income tax | (530,694) | (40,818) |
| **Income before minority interest** | **1,639,276** | **140,813** |
| Segment assets, including goodwill | 3,767,196 | 984,495 |
| Capital expenditures | (219,673) | (44,541) |

*thousands of US dollars*

attributable to the two operating segments of the Group. Those segments include the trade seaport services business, represented by OJSC TMTP and its subsidiaries, and finance business, comprising banking and insurance services to commercial and retail customers. None of these segments has met any of the quantitative thresholds for determining reportable segments.

The Group accounts for intersegmental sales and transfers as if the sales or transfers were to third parties.

The Group's management evaluates performance of the segments based on segment revenues, gross profit, operating income and income before minority interest.

| All other | Totals | Intersegmental operations and balances | Consolidated |
|---|---|---|---|
| 174,515 | 4,468,726 | – | 4,468,726 |
| 5,154 | 470,135 | (470,135) | – |
| (17,158) | (283,622) | – | (283,622) |
| **65,939** | **2,052,046** | **14,947** | **2,066,993** |
| **39,712** | **1,849,506** | **10,533** | **1,860,039** |
| 30,249 | 99,726 | (854) | 98,872 |
| (15,916) | (15,945) | 854 | (15,091) |
| (14,541) | (476,978) | (18,705) | (495,683) |
| **44,524** | **1,434,422** | **(23,862)** | **1,410,560** |
| 706,761 | 6,201,351 | (150,283) | 6,051,068 |
| (12,769) | (573,220) | – | (573,220) |

| All other | Totals | Intersegmental operations and balances | Consolidated |
|---|---|---|---|
| 64,115 | 4,538,686 | – | 4,538,686 |
| 204 | 340,913 | (340,913) | – |
| (9,038) | (243,656) | – | (243,656) |
| **20,873** | **2,410,971** | **(4,643)** | **2,406,328** |
| **18,084** | **2,241,514** | **(18,650)** | **2,222,864** |
| 17,236 | 50,728 | (659) | 50,069 |
| (9,186) | (12,955) | 659 | (12,296) |
| (4,238) | (575,750) | 3,529 | (572,221) |
| **17,322** | **1,797,411** | **(5,630)** | **1,791,781** |
| 654,131 | 5,405,822 | (239,901) | 5,165,921 |
| (5,245) | (269,459) | – | (269,459) |

***Segmental information for the year ended December 31, 2003 is as follows:***

| | Steel | Mining |
|---|---|---|
| Revenue from external customers | 2,450,193 | 17,179 |
| Intersegment revenue | 1,017 | 23,099 |
| Depreciation and amortization | (155,439) | (2,054) |
| **Gross profit / (loss)** | **1,004,013** | **4,973** |
| **Operating income / (loss)** | **884,209** | **2,598** |
| Interest income | 23,820 | – |
| Interest expense | (3,151) | (691) |
| Income tax | (221,372) | (435) |
| **Income before minority interest** | **653,775** | **2,193** |
| Segment assets | 3,022,399 | 19,431 |
| Capital expenditures | (232,955) | (2,803) |

The allocation of total revenue by territory is based on the location of end customers who purchased the Group's products from international traders (Note 23(c)) and the Group. It does not reflect the geographical location of the international traders. The Group's total revenue from external customers by geographical area for the years ended December 31, 2005, 2004 and 2003, was as follows:

| | For the year December 31, 2005 | For the year December 31, 2004 | For the year December 31, 2003 |
|---|---|---|---|
| Russia | 1,882,839 | 1,628,242 | 1 043,880 |
| Asia and Oceania | 847,605 | 628,238 | 533,987 |
| European Union | 626,332 | 783,014 | 384,139 |
| Middle East, including Turkey | 571,331 | 636,044 | 348,743 |
| North America | 306,996 | 657,427 | 46,354 |
| Other regions | 233,623 | 205,721 | 110,919 |
| | 4,468,726 | 4,538,686 | 2,468,022 |

Geographically, all assets, production and administrative facilities of the Group are located in Russia.

As disclosed in Note 23(c), the Group sells to three international traders that accounted for a majority of the Group's export sales in 2005, 2004 and 2003. LLC Insaur-Stal accounted for in excess of 10% of the Group's 2004 and 2003 domestic sales.

*thousands of US dollars*

| All other | Totals | Intersegmental operations and balances | Consolidated |
|---|---|---|---|
| 650 | 2,468,022 | – | 2,468,022 |
| – | 24,116 | (24,116) | – |
| (316) | (157,809) | – | (157,809) |
| **(55)** | **1,008,931** | **7,952** | **1,016,883** |
| **(289)** | **886,518** | **(4,244)** | **882,274** |
| 10,394 | 34,214 | (581) | 33,633 |
| (4,083) | (7,925) | 581 | (7,344) |
| (1,228) | (223,035) | – | (223,035) |
| **3,504** | **659,472** | **(773)** | **658,699** |
| 125,427 | 3,167,257 | (81,992) | 3,085,265 |
| (3,521) | (239,279) | – | (239,279) |

# 23. RISKS AND UNCERTAINTIES

## (a) Operating environment of the Group

The Russian Federation economy continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

Whilst there have been improvements in the economic trends, the future economic direction of the Russian Federation is largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the Government, together with tax, legal and political developments.

## (b) Convertibility of Russian ruble

Exchange restrictions and controls exist relating to converting Russian rubles into other currencies. At present, the Russian ruble is not a convertible currency outside of the Russian Federation and, further, the Group is required to convert 10% of its foreign currency earnings into Russian rubles starting 2005 (25% before 2005). Future movements in the exchange rate between the Russian ruble and the US dollar will affect the reported US dollar amounts related to the Russian ruble carrying values of the Group's assets and liabilities. Such movements may also affect the Group's ability to realize assets presented in US dollars in these consolidated financial statements. Accordingly, any translation of ruble amounts to US dollars should not be construed as a representation that such ruble amounts have been, could be, or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

## (c) Commercial risks

The Group minimizes its sales risks by having a wide range of geographical zones for sales, which allows the Group to respond quickly to unexpected changes in the situation on one or more sales markets on the basis of an analysis of the existing and prospective markets.

The Group's exports in monetary terms in 2005 were 58% (2004: 64%, 2003: 58%) of the total sales.

The Group relies on export sales to generate foreign currency earnings. As the Group exports a significant portion of its production, it is exposed to foreign currency risk as well as global economic and political risks.

Due to its foreign currency denominated assets and liabilities, the Group is subject to the risk arising from foreign exchange rate fluctuations. The Group's objective in managing its exposure to foreign currency fluctuations is to minimize earnings and cash flow volatility associated with foreign exchange rate changes. The net foreign currency position as at December 31, 2005 is as follows:

*thousands of US dollars*

| | US Dollar | EURO | Other currencies |
|---|---|---|---|
| Cash and cash equivalents | 960,508 | 487,582 | – |
| Accounts receivable | 286,855 | 205,741 | 1,197 |
| Other current assets | 14,446 | – | – |
| Investments and long-term deposit | 1,559 | – | – |
| Other non-current assets | 27,223 | 4,465 | – |
| Accounts payable and other liabilities | (26,863) | (15,215) | (389) |
| Other long-term liabilities | (8,500) | – | – |

The Group sells to three international traders that account for the majority of its export sales. In 2005, Steelco Mediterranean Trading Ltd., Cyprus, Tuscany Intertrade (UK), and Moorfield Commodities Company, UK, purchased 41%, 26% and 17% of the Group's export sales, respectively (2004: 43%, 30% and 17%; 2003: 45%, 33% and 9%). These companies were indirect shareholders of the Parent Company during 2003. The maximum shareholdings during 2003 were 7.59%, 9.99% and 7.59%, and at December 31, 2003 were 4.16%, 4.11% and 4.16%, respectively. In 2004 these companies ceased to be indirect shareholders of the Parent Company. Price fluctuations of sales to these companies are in line with general trends in global price fluctuations. The Group's export prices are comparable to the prices of Russian competitors. In August 2005, 1.199% of the share capital of the Parent Company was acquired by a company beneficially owned by the shareholders of these traders.

The Group's future profitability and overall performance is strongly affected by the prices of ferrous metal products set in the international metal trading market that are subject to significant fluctuations.

# 24. RELATED PARTY TRANSACTIONS

Related parties relationships are determined with reference to SFAS No.57, Related Party Disclosures. Balances as at December 31, 2005, 2004 and 2003 and transactions for the years ended December 31, 2005, 2004 and 2003 with related parties of the Group consist of the following:

## (a) Sales to and purchases from related parties

**Sales**

Sales to related parties, either the Companies under common control or companies under control or significant influence of the Group's management, were $38,436, $45,715 and $24,502 for the years ended December 31, 2005, 2004 and 2003, respectively, which accounts for 0.9%, 1% and 1% of the total sales revenue. Related accounts receivable equaled $33,178, $6,501 and $7,397 as at December 31, 2005, 2004 and 2003, respectively.

**Purchases and services**

Purchases of raw materials, technological equipment and management services from the Companies under common control, were $22,247, $114,255 and $77,216 for the years ended December 31, 2005, 2004 and 2003, respectively. Purchases of energy from the companies under significant influence of the Group's management (OJSC Lipetsk energy sales company and other companies, which originated from reorganization of OJSC Lipetskenergo (Note 6(d)), in 2005, and OJSC Lipetskenergo in 2004 and 2003), were $140,005, $106,377 and $85,735 for the years ended December 31, 2005, 2004 and 2003, respectively.

In 2004 and 2003, the Group made payments to one of the Companies under common control, acting as an agent between the Group and railroad companies, for the transportation of raw materials and the Group's products. The payments include both railroad tariff (transferred to railroad companies), and agent fee, retained by the agent. The agent fee and purchases of other materials from this Company under common control amounted to $8,452 and $2,979 for the years ended December 31, 2004 and 2003, respectively.

Accounts payable to the related parties were $4,152, $2,044 and $7,689 as at December 31, 2005, 2004 and 2003, respectively.

## (b) Financial transactions

The subsidiary bank of the Group had loans receivable from related parties, either associates or companies under control or significant influence of the Group's management, of $10,633, $7,538 and $9,221 as at December 31, 2005, 2004 and 2003, respectively.

Deposits and current accounts of related parties, either the Companies under common control or companies under control or significant influence of the Group's management, in the subsidiary bank amounted to $88,090, $28,642 and $8,217 as at December 31, 2005, 2004 and 2003, respectively.

Deposits and current accounts of Group companies in a bank under significant influence of the Group's management (OJSC Bank Zenit) amounted to $70,967 as at December 31, 2005 (nil at December 31, 2004 and 2003). Related interest income from these deposits and current accounts for the year ended December 31, 2005 amounted to $10,235.

The Group leased property, plant and equipment under capital lease arrangements with one of the Companies under common control. The amount of capital lease liabilities incurred during the years ended December 31, 2004 and 2003, was $19,920 and $17,059, respectively. The capital lease liabilities to this related party as at December 31, 2004 and 2003 amounted to $545 and $17,677, respectively.

The Group granted interest free loans to management in the total amount of $817, $71 and $40 for the years ended December 31, 2005, 2004 and 2003, respectively. The aggregate amount of such loans outstanding as at December 31, 2005, 2004 and 2003 was $514, $60 and $38, respectively.

As at December 31, 2003, the Group had issued guarantees to the Companies under common control amounting to $38,980 in respect of borrowings from non-group companies (Note 25(h)). There were no guarantees issued to related parties as at December 31, 2005 and 2004.

In 2003 the Parent Company's shareholders repaid remaining portion of the long-term interest free loan in the amount of $71,415. A gain on the early repayment of the loan in the amount of $20,984 was recognized in the consolidated statement of income for the year ended December 31, 2003.

## (c) Acquisitions and investments

In 2004 the Companies under common control transferred to the Parent Company 91.4% of the outstanding common shares of OJSC Stoilensky GOK. Such transfers of $598,735 were recorded as capital contributions. The Group transferred cash consideration to such control parties of $636,453 which is reflected as distributions to controlling shareholders (Note 21(a)).

thousands of US dollars

In the second half of 2004 the Group made a number of immaterial acquisitions of stock in the Group's companies OJSC Dolomit, OJSC StAGDoK, and an immaterial acquisition of the controlling stock in LLC Independent Transport Company from the Companies under common control in the total amount of $2,617 (Note 21(d)); acquired non-marketable securities, shares in OJSC Lipetskenergo, for $944 from one of the Companies under common control, and sold non-marketable securities, shares in OJSC Moscow Pipe Plant Filit, OJSC Almetyevsky Pipe Plant and CJSC Engels Pipe Plant, for the total consideration of $2,430 to the Companies under common control (Note 6(d)). The Group sold an investment in associate CJSC Korpus to one of the Companies under common control for the consideration of $3,124 (Note 6(c)). In 2003 the Group sold its share in OJSC Coal Mining Company Kuzbassugol for the consideration of $38,104 to one of the Companies under common control.

## (d) Contributions to non-governmental pension fund and charity fund

Total contributions to a non-governmental pension fund amounted to $2,729, $2,607 and $2,216 in 2005, 2004 and 2003, respectively. The Group has the right to appoint and dismiss top management of the fund as the major contributor to its capital. The Group has no long-term commitments to provide funding, guarantees, or other support to the fund.

Contributions to the charity fund controlled by the Parent Company's management were $6,941 in 2004. There were no such contributions in 2005 and 2003.

## (e) Stock-based compensation

In August 2005, the controlling shareholder of the Parent Company effectively sold 200,100,000 of NLMK shares to companies beneficially owned by certain members of its Board of Directors and management of the Group. The purchase price of these shares was based on the Russian Trade System («RTS») trading price at the date of the transaction. This purchase price is payable by December 31, 2006 with no interest charged on the outstanding debt. The respective shares were pledged to secure the payment. There were no shares under such arrangements as at and for the years ended December 31, 2004 and 2003. The only movements which took place in the year ended December 31, 2005 were as described above.

This transaction was achieved through contractual arrangements between companies owned by the controlling shareholder of the Parent Company and companies beneficially owned by certain members of NLMK's Board of Directors and management of the Group, and therefore there was no cash outflow to the Group as a result of this transaction.

The Group applied SFAS No.123, Accounting for Stock-Based Compensation, («SFAS No.123») for the purposes of accounting for this transaction, and estimated the fair value of the options at $31,463. Management of the Group estimated that $1,132 of this value related to the services provided by the individuals to the Group, and accordingly recorded an expense in general and administrative expenses in the year ended December 31, 2005, with a corresponding increase in stockholders' equity. The arrangement effectively represents the granting of options, at zero consideration, to buy shares at the RTS trading price of the shares on the grant date (in August 2005), the option expiring on December 31, 2006.

The following assumptions were made in applying the Black-Scholes model in estimating the fair values of the options for the purposes of applying SFAS No.123: risk-free interest rate on Russian dollar-denominated bonds of 4.5%, expected life of 1.33 years, expected volatility of 25.91%, and expected dividend yield of 4.24%.

# 25. COMMITMENTS AND CONTINGENCIES

## (a) Anti-dumping investigations

The Group's export trading activities are subject to from time to time compliance reviews of importers' regulatory authorities. The Group's export sales were considered within several anti-dumping investigation frameworks. The Group takes steps to address negative effects of the current and potential anti-dumping investigations and participates in the settlement efforts coordinated through the Russian authorities. No provision arising from any possible agreements as a result of anti-dumping investigations has been made in the accompanying consolidated financial statements.

## (b) Litigation

The Group, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal actions. The management of the Group believes that any ultimate liability resulting from these legal actions will not significantly affect its financial position or results of operations, and no amount has been accrued in the consolidated financial statements.

## (c) Environmental matters

The enforcement of environmental regulation in Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that the Group has met the Government's federal and regional requirements concerning environmental matters, therefore there are no significant liabilities for environmental damage or remediation.

## (d) Insurance

The Russian insurance market is in a developing stage and some forms of insurance protection common in other parts of the world are not yet generally available in the Russian Federation.

The Group has entered into insurance contracts to insure property, plant and equipment, land transport, an aircraft and purchased accident and health insurance, inter-city motor vehicle passenger insurance and medical insurance for employees. Furthermore, the Group has purchased operating entities civil liability coverage for dangerous production units.

## (e) Capital commitments

Management estimates the outstanding agreements in connection with equipment supply and construction works amounted to $264,903, $52,230 and $6,000 as at December 31, 2005, 2004 and 2003, respectively.

*thousands of US dollars*

## (f) Social commitments

The Group makes contributions to mandatory and voluntary social programs. The Group's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Group's employees. The Group has transferred certain social operations and assets to local authorities, however, management expects that the Group will continue to fund certain social programs through the foreseeable future. These costs are recorded in the year they are incurred.

## (g) Tax contingencies

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As at December 31, 2005 management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these consolidated financial statements.

## (h) Financial guarantees issued

As at December 31, 2005 and 2004, the Group has issued guarantees to third parties amounting to $540 and $1,365. As at December 31, 2003 the Group had issued guarantees to related parties amounting to $38,980 in respect of borrowings from non-group companies (Note 24(b)). No amount has been accrued in the consolidated financial statements for the Group's obligation under these guarantees as the projected outflows from such guarantees are immaterial.

# 26. SUBSEQUENT EVENTS

## (a) Acquisition of DanSteel A/S shares

In January 2006, a company under common control outside of the Group transferred to the Parent Company 100% of the outstanding common shares of DanSteel A/S, a steel-rolling company acquired by the common control party in November 2005. The Group transferred cash consideration of $104,000 to such control party. The transaction value was determined based on an independent appraisal.

The consideration paid will be reflected as distribution to controlling shareholders in the consolidated financial statements for the year ending December 31, 2006. Carrying values of the assets and liabilities contributed will be reflected in the consolidated financial statements for the year ending December 31, 2006 as capital contribution from controlling shareholders:

| | |
|---|---|
| Current assets | 138,257 |
| Property, plant and equipment | 14,471 |
| Intangible assets | 2,567 |
| Other non-current assets | 4,904 |
| **Total assets** | **160,199** |
| Current liabilities | (50,300) |
| Non-current liabilities | (35,753) |
| Deferred income tax liability | (10,164) |
| **Total liabilities** | **(96,217)** |
| **Carrying value of net assets contributed** | **63,982** |

In the consolidated financial statements for the three years ending December 31, 2006, this business combination will be accounted for retrospectively, as if this transaction had taken place in November 2005 (the date of purchase by the controlling shareholder).

## (b) Acquisition of OJSC Combinat KMAruda shares

In February-March 2006, the Parent Company purchased from third parties 43.37% of the outstanding common shares of OJSC Combinat KMAruda, and iron ore producer, for consideration of $60,597. The acquisition resulted in the Group's ownership of 76.26%. These transactions were consummated to improve the upstream integration of the Group.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed in this business combination, determined in accordance with SFAS No.141 provisions. The fair values of property, plant and equipment, including mineral extraction rights, and intangible assets were based on estimates of independent appraisers (in relation to the 43.37% stake acquired):

| | |
|---|---|
| Current assets | 7,873 |
| Mineral rights | 18,926 |
| Other property, plant and equipment | 15,687 |
| Other non-current assets | 8,849 |
| Goodwill | 16,836 |
| **Total assets acquired** | **68,171** |
| Current liabilities | (1,432) |
| Deferred income tax liability | (6,142) |
| **Total liabilities assumed** | **(7,574)** |
| **Fair value of net assets acquired** | **60,597** |

*thousands of US dollars*

## (c) Disposal of OJSC Lebedinsky GOK shares

In January 2006, the Parent Company sold to third parties 11.96% of the outstanding common shares of OJSC Lebedinsky GOK for consideration of $400 million; carrying value of these shares at December 31, 2005 was $9,456 (Note 6(d)). This transaction was consummated in line with Group's strategy for investment management.

## (d) Acquisition of coal mines and coke plants

In March 2006, the Parent Company signed agreements to acquire from third parties 82% of the outstanding common shares of OJSC Altai-koks, coke-chemical plant, and 100% of the outstanding common shares of holding company Kuzbass Asset Holdings Limited, Gibraltar, which owns 100% of Prokopievskugol Coal Company for a consideration of approximately USD 750 million.

OJSC Altai-koks is among leading coke-chemical plants in Russia. It produces high-quality coke and chemical products. In January – April 2006, the Parent Company acquired additional 6.18% in OJSC Altai-koks from other minority shareholders. The acquisitions resulted in the Group's ownership of more than 88% of the voting shares of the company.

Prokopievskugol Coal Company is the leader in high-grade coking coal production and processing in the Kemerovo region of Russia. It owns seven mines and three processing plants.

These acquisitions were made in line with Group's vertical integration strategy, aiming on additional competitive advantages through the stable supply of key raw materials. The acquired companies will be consolidated by the Group for the first time as at the effective date of obtaining control which management considers to be April 2006.

Management considers disclosure of fair values of assets acquired and liabilities assumed in this business combination to be not practicable, given the effective date of obtaining control.

# MAJOR RESULTS FOR 5 YEARS

| Indicators | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|
| **Production results** | | | | | (thousand tonnes) |
| Pig iron | 7,463 | 8,047 | 8,623 | 8,994 | 7,886 |
| Steel | 7,912 | 8,553 | 8,854 | 9,123 | 8,468 |
| Finished steel | 7,334 | 8,006 | 8,233 | 8,576 | 7,979 |
| Flats | 4,634 | 4,764 | 4,895 | 4,813 | 4,776 |
| Coated steel | 371 | 550 | 543 | 528 | 532 |
| **Financial results** | | | | | (USD m) |
| Sales revenue | 1,322 | 1,712 | 2,468 | 4,539 | 4,469 |
| Gross profit | 274 | 615 | 1,017 | 2,406 | 2,067 |
| Operating income | 205 | 512 | 882 | 2,223 | 1,860 |
| Income before income tax and minority interest | 163 | 467 | 882 | 2,364 | 1,906 |
| Net income | 88 | 338 | 656 | 1,773 | 1,385 |
| EBITDA[1] | 332 | 613 | 1,019 | 2,563 | 2,094 |
| **Key financial performance** | | | | | |
| Total assets | 1,896 | 2,199 | 3,085 | 5,166 | 6,051 |
| Equity | 1,652 | 1,991 | 2,610 | 4,220 | 5,054 |
| Equity as a percentage of assets | 87% | 91% | 85% | 82% | 84% |
| Current liquidity ratio [2] | 2.9 | 5.4 | 5.9 | 4.8 | 6.0 |
| Quick liquidity ratio [3] | 2.1 | 4.2 | 4.8 | 3.9 | 5.1 |
| Accounts receivable turnover [4] | 66 | 54 | 48 | 39 | 51 |
| Inventory turnover [5] | 71 | 75 | 72 | 75 | 84 |
| **Profitability** | | | | | |
| Operating income margin | 16% | 30% | 36% | 49% | 42% |
| Net income margin | 7% | 20% | 27% | 39% | 31% |
| EBITDA margin | 25% | 36% | 41% | 56% | 47% |
| Return on assets [6] | 5% | 17% | 25% | 43% | 25% |
| Return on equity [7] | 5% | 19% | 29% | 52% | 30% |
| EBITDA to assets [8] | 18% | 30% | 39% | 62% | 37% |
| Earnings per share (USD) | 14.62 | 0.0565 | 0.1095 | 0.2958 | 0.2312 |

1. *EBITDA is calculated as the total of net income, net interest expense, income tax, loss on disposal of property, plant and equipment, depreciation and amortization and stock-based compensation.*
2. *Current liquidity ratio is calculated as current assets, excluding restricted cash, divided by current liabilities.*
3. *Quick liquidity ratio is calculated as current assets, excluding restricted cash and inventory, divided by current liabilities.*
4. *Accounts receivable days are calculated as simple average receivables, divided by sales revenue, multiplied by 365 (number of days in a year).*
5. *Inventory days are calculated as simple average inventory divided by production cost, multiplied by 365 (number of days in a year).*
6. *Return on assets is calculated as net income divided by simple average assets.*
7. *Return on equity is calculated as net income divided by simple average equity.*
8. *«EBITDA to assets» is calculated as EBITDA divided by simple average assets.*

# CONTACTS

## OJSC NLMK

| | |
|---|---|
| **Address** | 2, pl. Metallurgov, Lipetsk, 398040 Russia |
| **Telex** | 101180 NLMK RU, 101264 NLMK RU, 101103 NLMK RU |
| **Fax:** | +7 (4742) 432-541 |
| **E-mail:** | info@nlmk.ru |
| **Internet** | http://www.nlmk.ru |

| **Telephone numbers** | |
|---|---|
| General Director | +7 (4742) 445-010 |
| Technical Director – Chief Engineer | +7 (4742) 440-806 |
| Economics and Finance Division | +7 (4742) 442-640 |
| Production Division | +7 (4742) 444-608 |
| Sales Division | +7 (4742) 444-688 |
| Purchasing Division | +7 (4742) 444-448 |
| Accounting Division | +7 (4742) 444-046 |
| Audit Division | +7 (4742) 444-930 |
| Legal Division | +7 (4742) 444-824 |
| Human Resources and Administration Division | +7 (4742) 444-571 |
| Strategy and Management Systems Division | +7 (4742) 440-646 |
| IT Division | +7 (4742) 445-601 |
| Property and Securities Management Division | +7 (4742) 444-989 |
| Invironmental Safety Division | +7 (4742) 441-662 |
| Medical Service and Social Issues Division | +7 (4742) 440-773 |
| Security Division | +7 (4742) 442-396 |
| Press Service | +7 (4742) 440-041 |